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[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, IS OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) CUSTOMARILY AND ACTUALLY TREATED BY THE REGISTRANT AS PRIVATE OR CONFIDENTIAL.

DEVELOPMENT COLLABORATION, LICENSE AND COMMERCIALIZATION
AGREEMENT
by and between
VALNEVA AUSTRIA GMBH
and
LIMMATECH BIOLOGICS AG

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TABLE OF CONTENTS
EXHIBITS      VII
PREAMBLE     1
1.DEFINITIONS    2
2.LICENSE GRANTS AND TECHNOLOGY TRANSFER     16
2.1.Exclusive License from LimmaTech to Valneva    16
2.2.Exclusive Sublicense from LimmaTech to Valneva     17
2.3.Sublicensing.     17
2.3.1.Permitted Sublicenses     17
2.3.2.Sublicensing to a Global Health Partner in the LMIC Territory     17
2.3.3.Other Sublicenses     18
2.4.Non-Exclusive License from Valneva to LimmaTech    18
2.5.Right of Reference     18
2.6.Exclusivity Obligation of LimmaTech.        18
2.7.Exclusivity Obligation of Valneva     19
2.8.No Implied Rights.      19
2.9.Safe Harbor.     19
2.10.Initial Data Transfer     19
2.11.Samples of Tangible Materials     19
2.12.Continuing Disclosure and Knowledge    Transfer    20
2.13.Development Data Transfer    20
2.14.Technology Transfer    20
3.PAYMENTS AND COSTS    20
3.1.Up-Front Payment.     20
3.2.Development Costs    20
3.2.1.Accounting for and Refunding of Development Costs    21
3.2.2.Audits of Development Costs    21
3.2.3.Third Party Grants     22
3.3.Development Milestone Payments    22
3.4.Commercial Milestone Payments.      24
3.5.Royalty Payments for the Travelers’ Territory.     24
3.5.1.Royalties Rates     24
3.5.2.Royalties Rates Reductions    25
3.5.3.Fully Paid-Up, Royalty Free License    25
3.5.4.Adjustment for Additional Third Party License     25
3.5.5.No Adjustment for LimmaTech Third Party Agreements     25

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3.6.Participation or Royalty Payments for the LMIC Territory    26
3.6.1.Commercialization by the Global Health Partner(s) within the LMIC Territory     26
3.6.2.Commercialization by Valneva within the LMIC Territory private market    27
3.6.3.Participation or Royalty Rates Reductions    27
3.6.4.Fully Paid-Up, Royalty Free License    28
3.6.5.Adjustment for Additional Third Party License     28
3.7.Compensation for Costs Incurred by LimmaTech Beyond 31 December 2046.      28
3.8.Reports and Payments    28
3.8.1.No Cumulative Royalties    29
3.8.2.Blended Royalty     29
3.8.3.Royalty Report and Payments    29
3.8.4.Taxes and Withholding    29
3.8.5.Currency     31
3.8.6.Method of Payment    31
3.8.7.Record Keeping     31
3.8.8.LimmaTech Audits    31
3.8.9.Underpayments/Overpayments following LimmaTech Audits    32
3.8.10.Confidentiality     32
4.DEVELOPMENT PLAN     32
4.1.Scope of the Development Plan    32
4.2.Allocation of Responsibilities.     32
4.2.1.General     32
4.2.2.Development Obligations; Subcontractors    32
4.2.3.Personnel Matters    33
4.2.4.Valneva Oversight of Development Activities    33
4.2.5.Manufacturing Technology Transfer    33
4.2.6.LimmaTech Disclosure and Knowledge    Transfer Obligations    34
4.3.Governance     34
4.3.1.Joint Steering Committee    34
4.3.2.General Provisions    36
4.3.3.Collaboration Management    38
5.LICENSED PRODUCT DEVELOPMENT AND COMMERCIALIZATION    38
5.1.General    38
5.2.LimmaTech Phase 2 Clinical Trials.      38
5.3.Diligence    39
5.3.1.Development Diligence    39

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5.3.2.Commercial Diligence    39
5.3.3.Exceptions to Diligence Obligations     39
5.3.4.Deemed Satisfaction of Valneva Diligence Obligations    40
5.3.5.Performance by the Parties’    Affiliates or Valneva’s Sublicensees     40
5.4.Regulatory Matters    40
5.4.1.Regulatory Reporting    40
5.4.2.Regulatory Approvals    41
5.4.3.Cooperation     41
5.4.4.Right of Reference    41
5.4.5.Pharmacovigilance     41
5.5.Commercialization Activities    42
5.5.1.General     42
5.5.2.Branding     42
5.6.Manufacturing     42
5.7.Progress Reporting Post JSC Dissolution    42
6.INTELLECTUAL PROPERTY    42
6.1.Platform Patent Rights.     42
6.1.1.Management and Enforcement of Platform Patent Rights    42
6.1.2.Suspected Infringement    43
6.2.LimmaTech Technology    43
6.2.1.Ownership of LimmaTech Technology    44
6.2.2.Filing, Prosecution and Maintenance of LimmaTech Patent Rights    44
6.2.3.Enforcement and Defense of LimmaTech Patent Rights    46
6.2.4.Other Actions by Third Parties    47
6.2.5.Purple Book Listings     47
6.2.6.Paragraph IV Type Notices    48
6.2.7.Notice of Infringement    48
6.2.8.Third Party Infringement Suits     48
6.2.9.Misappropriation Actions Relating to LimmaTech Know-How     49
6.3.Valneva Technology    49
6.3.1.Ownership of Valneva Technology     49
6.3.2.License from Valneva to LimmaTech over Valneva Technology    49
6.3.3.Filing, Prosecution and Maintenance    49
6.3.4.Enforcement and defense    50
6.3.5.Misappropriation Actions    50
7.CONFIDENTIALITY, PUBLICATION AND    DATA PROTECTION.      50
7.1.Obligation of Confidentiality.     50

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7.2.Limitations    50
7.3.Authorized Disclosure    51
7.3.1.Disclosure to Party Representatives    51
7.3.2.Disclosure to Third Parties    51
7.3.3.Required Disclosures    52
7.4.Unauthorized Use or Disclosure.     53
7.5.Public Announcements; Publications    53
7.5.1.Announcements     53
7.5.2.Publications     53
7.6.Obligations in Connection with Change of Control    53
7.7.Data Protection    54
8.REPRESENTATIONS, WARRANTIES AND    COVENANTS    54
8.1.Mutual Representations and Warranties    55
8.2.Mutual Covenants    55
8.3.Representations and Warranties of LimmaTech    55
8.4.Accuracy of LimmaTech's Representations    and Warranties     58
8.5.Valneva Representations and Warranties.      58
8.6.Accuracy of Valneva's Representations and    Warranties    58
8.7.LimmaTech Covenants    59
8.8.Valneva Covenants    61
8.9.Representation by Legal Counsel    61
8.10.Disclaimer    61
9.TERM AND TERMINATION    61
9.1.Term     62
9.2.Termination for Cause by LimmaTech    62
9.3.Termination by Valneva    63
9.3.1.Termination without Cause or for Failure of Results    63
9.3.2.Termination for Cause     63
9.4.Effects of Termination    63
9.4.1.Consequences     64
9.4.2.Accrued Rights    67
9.4.3.Survival Period     67
9.5.Provision for Insolvency.     67
9.5.1.Termination Right    67
9.5.2.Rights to Intellectual Property    68
9.5.3.No Limitation of Rights    68
10.LIMITATION ON LIABILITY, INDEMNIFICATION AND INSURANCE    68

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10.1.No Consequential Damages    68
10.2.Indemnification by Valneva.      69
10.3.Indemnification by LimmaTech.      69
10.4.Procedure    70
10.4.1.Notice     70
10.4.2.Control     70
10.4.3.Settlement     71
10.4.4.Insurance     71
11.MISCELLANEOUS.     72
11.1.Assignment     72
11.2.Change of Control    72
11.3.Further Actions.     72
11.4.Force Majeure.     72
11.5.Interpretation    72
11.6.Notices    73
11.7.Amendment    74
11.8.Waiver    74
11.9.Severability    74
11.10.Descriptive Headings.      74
11.11.Global Trade Control Laws    74
11.12.Anti Bribery and Anti-Corruption    75
11.12.1.Anti Bribery and Anti-Corruption    75
11.12.2.Ethical Standards and Human Rights    75
11.12.3.Ethical Care of Animals    75
11.13.Dispute Resolution.      76
11.13.1.Escalation     76
11.13.2.Governing Law    76
11.13.3.Arbitration    76
11.13.4.Expert Determination    77
11.14.Entire Agreement    77
11.15.Independent Contractors.     78
11.16.Counterparts    78
11.17.No Third Party Rights or Obligations    78
11.18.Electronic Signatures    78

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EXHIBITS

Exhibit 1.21	Development Budget
Exhibit 1.26	Development Plan
Exhibit 1.49	Licensed Know-How
Exhibit 1.54	LimmaTech Materials
Exhibit 1.55	LimmaTech Patent Rights
Exhibit 1.58	LimmaTech Third Party Agreements
Exhibit 1.78	Platform Materials
Exhibit 1.79	Platform Patent Rights
Exhibit 2.3.2 Part A	List of Global Health Partners [***]
Exhibit 2.3.2 Part B	Terms and conditions reasonable and necessary to be included in the Global Health License
Exhibit 3.6.1	Payments to Third Party Licensors for the LMIC Territory
Exhibit 4.2.2	Current Subcontractors of LimmaTech
Exhibit 7.5.1	Draft Joint Press Release
Exhibit 8.8.1	Obligations under Third Party Licenses

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DEVELOPMENT COLLABORATION, LICENSE AND COMMERCIALIZATION
AGREEMENT
This Development Collaboration, License and Commercialization Agreement (“Agreement”) is entered into as of the Effective Date (as defined below) by and between:
Valneva Austria GmbH, a corporation organized and existing under the laws of Austria and having a principal place of business at Campus Vienna Biotech 3, AT-1030 Vienna, AUSTRIA (“Valneva”);
and
LimmaTech Biologics AG, a company organized and existing under the laws of Switzerland and having a principal place of business at Grabenstrasse 3, CH-8952 Schlieren, Switzerland (“LimmaTech”);
Individually referred to as a “Party” and collectively as the “Parties”.
PREAMBLE
WHEREAS, LimmaTech Controls (as defined below) certain Patent Rights (as defined below) and Know-How (as defined below) relating to the Development, Manufacture and Commercialization of Licensed Products (as defined below);
WHEREAS, Valneva has extensive experience and expertise in the development and commercialization of pharmaceutical and biopharmaceutical products;
WHEREAS, subject to the terms of this Agreement, LimmaTech wishes to grant to Valneva, and Valneva wishes to receive from LimmaTech, an exclusive license to the Licensed Technology (as defined below) to Develop, Manufacture, Commercialize and otherwise Exploit the Licensed Product in the Field of Use in the Territory (as defined below);
WHEREAS, Valneva and LimmaTech wish to engage in collaborative clinical Development pursuant to the Development Plan for Licensed Products alone (i.e., excluding any Combination; both as defined below) to be advanced through Clinical Trials (as defined below) and Commercialized by Valneva in the Territory outside the Global Health Market and by Global Health Partner(s) in the Global Health Market (as defined below); and
WHEREAS, Valneva is aware that LimmaTech Controls part of the Licensed Technology (i.e., the Platform Technology - as defined below) under an exclusive license from GlaxoSmithKline Biologicals SA (“GSK”), effective as of 22 November 2022, including sublicenses from several parties as outlined in said exclusive license (“GSK License”). Taking into account the GSK License in the drafting of this Agreement, the Parties have agreed that:
-Valneva shall assume certain obligations and covenants originally incumbent on LimmaTech under the GSK License, to the exclusion of any financial obligations, for which LimmaTech is and will remain solely liable to GSK; and

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-certain modifications to the GSK License were a necessary precondition to the execution and effective performance of this Agreement, as a result of which, prior to the execution of this Agreement, LimmaTech and GSK entered into an amendment to the GSK License on July 26, 2024.
NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants promises and covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
1.DEFINITIONS.
As used in this Agreement, the following terms will have the meanings set forth below:
1.1.“Affiliate” means any entity directly or indirectly controlled by, controlling, or under common control with, a Party, but only for so long as such control will continue. In this context, “control” (including, with correlative meanings, “controlled by”, “controlling” and “under common control with”) means: (a) beneficial ownership by one entity, directly or indirectly, of more than 50% (or the maximum ownership interest permitted by Applicable Law) of the voting securities or other ownership or general partnership interest (whether directly or pursuant to any option, warrant or other similar arrangement) or other comparable equity interests of another entity, or (b) possession, direct or indirect, of the power to direct or cause direction of the management or policies of another entity (whether through ownership of securities or other ownership interests, by contract or otherwise); provided, however, that where an entity owns a majority of the voting power necessary to elect a majority of the board of directors or other governing board of another entity, but is restricted from electing such majority by contract or otherwise, such entity will not be considered to be in control of such other entity until such time as such restrictions are no longer in effect.
1.2.“Agreement” means this Development Collaboration, License and Commercialization Agreement,
including its Exhibits, as may be amended from time to time.
1.3.“Applicable Law” means all applicable laws, statutes, rules, regulations, industry standards, orders, judgments or ordinances and other pronouncements having the effect of law of any federal, national, multinational, regional, state, provincial, county, city or other political subdivision, government or Regulatory Authority.
1.4.“Binding Obligation” means, with respect to a Party (a) any agreement or arrangement that binds or affects such Party’s operations or property, including any assignment, license agreement, loan agreement, guaranty, or financing agreement, including the LimmaTech Third Party Agreements; (b) the provisions of such Party’s charter, bylaws or other organizational documents or (c) any order, writ, injunction, decree or judgment of any court or Governmental Authority entered against such Party or by which any of such Party’s operations or property are bound.

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1.5.“Business Day” means a day on which banks in Brussels, Vienna and Zurich are open for business, but in any event excluding (i) calendar days beginning on December 24th and continuing through January 2nd of each Calendar Year during the Term and (ii) all Saturdays and Sundays.
1.6.“Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31.
1.7.“Calendar Year” means any twelve (12) month period beginning on January 1 and ending on the next subsequent December 31.
1.8.“Change of Control” means, with respect to a Party (a) the acquisition of beneficial ownership, directly or indirectly, by any Person (other than such Party or an Affiliate of such Party, and other than by virtue of obtaining irrevocable or other proxies) of securities or other voting interest of such Party representing a majority or more of the combined voting power of such Party’s then outstanding securities or other voting interests, (b) any merger, reorganization, consolidation or business combination involving such Party with a Third Party that results in the holders of beneficial ownership (other than by virtue of obtaining irrevocable proxies) of the voting securities or other voting interests of such Party (or, if applicable, the ultimate parent of such Party) immediately prior to such merger, reorganization, consolidation or business combination ceasing to hold beneficial ownership of at least fifty percent (50%) of the combined voting power of the surviving entity immediately after such merger, reorganization, consolidation or business combination, (c) any sale, lease, exchange, contribution or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of such Party to which this Agreement relates, other than a sale or disposition of such assets to an Affiliate of such Party or (d) the approval of any plan or proposal for the liquidation or dissolution of such Party (other than in circumstances where such Party is deemed a Debtor pursuant to Section 9.5).
1.9.“Clinical Trial” means a human clinical study conducted on sufficient numbers of human subjects that is designed to (a) establish that a pharmaceutical product is reasonably safe for continued testing, (b) investigate the safety and efficacy of the pharmaceutical product for its intended use, and to define warnings, precautions and adverse reactions that may be associated with the pharmaceutical product in the dosage range to be prescribed or (c) support Regulatory Approval of such pharmaceutical product or label expansion of such pharmaceutical product. Without limiting the foregoing, Clinical Trial includes any Phase 2 Clinical Trial, Phase 3 Clinical Trial or Phase 4 Trial conducted by or on behalf of one or both Parties in connection with this Agreement.
1.10.“CMO” (contract manufacturing organizations), also called “CDMOs” (contract development and manufacturing organizations), means a company that provides drug development and drug manufacturing services.
1.11.“Combination” means a Licensed Product combining one or more Active Ingredients which are not licensed under this Agreement with Active Ingredients licensed hereunder (as identified in Section
1.51., wherein “Active Ingredient” shall mean any component of the Licensed Product which is biologically active and that is responsible for the intended therapeutic.

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1.12.“Commercialize” or “Commercializing” means to (a) market, promote, distribute, offer for sale, sell, have sold, import, have imported, export, have exported or otherwise commercialize a Licensed Product and (b) conduct discovery, pre-clinical, research or other Development activities with respect to a Licensed Product that has received Regulatory Approval. When used as a noun, “Commercialization” means any and all activities involved in Commercializing.
1.13.“Commercially Reasonable Efforts” means with respect to a Party, each and every effort, activity or conduct commonly used in the biopharmaceutical industry by a company of comparable size, under similar circumstances (comparable market potential, market size, profit margin, competitive landscape and risk profile) in a comparable development, manufacture and commercialization program of similar scope and at a similar stage, in order to ensure achieving the purposes of this Agreement but in any event, not less than the level of effort that such Party would use to conduct its own comparable business. Notwithstanding anything to the contrary contained herein, it is understood and agreed that, with respect to Valneva, “Commercially Reasonable Efforts” will not take into account any amounts paid or payable to LimmaTech under this Agreement.
1.14.Section 1.14 intentionally omitted.
1.15.“Confidential Information” means information disclosed, supplied or otherwise made available in any form (e.g. oral, electronically stored, captured in print, etc.) by or on behalf of one Party or any of its Affiliates, Sublicensees or Subcontractors (in such capacity, the “Disclosing Party”) to the other Party or any of its Affiliates, Sublicensees or Subcontractors (in such capacity, the “Receiving Party”) in connection with this Agreement on or after the Effective Date including, with respect to each Party, all Know-How, results, Intellectual Property or information including, but not limited to, proprietary information and materials (whether or not patentable) regarding or embodying such Party’s or its Representatives’ technology, products, business information or objectives, which is marked or otherwise identified as “confidential” or with a similar designation or, if it is not, which a reasonable Person would recognize as information that should be treated as confidential without being marked or otherwise identified as “confidential” or with a similar designation. For the avoidance of doubt, Confidential Information does not include any such information that is covered by any limitation or exclusions set forth in Section 7.2.
1.16.“Control” or “Controlled” means when used in reference to any Intellectual Property Right, other intangible property or Materials, the ability (whether by ownership, license or otherwise, other than pursuant to this Agreement) to, without violating the terms of any agreement with a Third Party, grant a license or sublicense or provide access or other right in, to or under such Intellectual Property Right, other intangible property or Materials.
1.17.“Copyright” means any copyright Controlled by Valneva, which copyright pertains to the promotional materials and literature utilized by Valneva in connection with the Commercialization of Licensed Products in the Territory.
1.18.“Cover” means, with respect to any given Licensed Products and Patent Rights, that a Valid Claim of such Patent Rights would, absent a license hereunder or thereunder or ownership thereof, be infringed

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by the sale, offer for sale, use, manufacture, having manufactured or importation of such Licensed Product. Cognates of the word “Cover” will have correlative meanings.
1.19.“CRO” (contract research organization) means a company that provides research and development services for the pharmaceutical, biotechnology, and medical device industries.
1.20.“Develop” or “Developing” means to discover, research or otherwise develop a process, Licensed Product, including conducting non-clinical and clinical research and development activities prior to Regulatory Approval. When used as a noun, “Development” means any and all activities involved in Developing.
1.21.“Development Budget” means the budget plan annexed to this Agreement as Exhibit 1.21 that sets forth in reasonable detail the estimated Development Costs for each activity to be performed by LimmaTech and Valneva, respectively, and the estimated time periods within which such Development Costs have been or are to be incurred by the Party responsible for the corresponding activity.
1.22.“Development Costs” means, with respect to the Licensed Product, the costs incurred by a Party, on a country-by-country basis prior to Regulatory Approval in each such country, during the Term and in connection with such Party’s performance under this Agreement, and, in each case, subject to the Development Plan and the Development Budget. Development Costs include FTEs of each Party at the respective Direct Cost FTE Rate, external costs incurred (including costs of Subcontractors), and costs for Materials purchased by either Party for the performance of its obligations under the Development Plan, any such costs to be calculated on an “as is” basis, without mark-up.
1.23.“Development Costs Cap” means the cap on the Development Costs incurred by LimmaTech prior to the End of Phase 2 to conduct activities assigned to LimmaTech under the Development Plan to carry on the LimmaTech Phase 2 Clinical Trials, such cap to [***] to be spent in accordance with the Development Budget.
1.24.“Development Data” means any non-clinical or clinical findings, results and other research data relating to the Licensed Products, in any format; formal reports of Clinical Trials; and chemistry manufacturing and controls (CMC) development data (including records of Manufactured batches), INDs and other regulatory filings and registration dossiers, to the extent required for the Development, Manufacture and Commercialization of the Licensed Products.
1.25.“Development Event” means each Development event listed in the table that appears in Section
3.3.
1.26.“Development Plan” means the project plan annexed to this Agreement as Exhibit 1.26 that sets forth in reasonable detail the main clinical and other Development work that is expected (subject to technical, scientific, clinical, economic and other applicable factors) to be conducted in the Development and Manufacture of the Licensed Product in the Field of Use for the Travelers’ Territory and for the LMIC Territory after the Effective Date and until first Regulatory Approval in a Major Market Country. The Development Plan will also outline, inter alia, the activities to be performed with respect to the transfer of the Licensed Technology from LimmaTech to Valneva and the binding development milestones to be met by Valneva (“Binding Development Milestones”), including the corresponding deadlines. LimmaTech

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will be contributing to the Development and Manufacture up to the End of Phase 2, and for such activities the Development Plan will delineate the respective activities to be performed by LimmaTech, and the activities to be performed by Valneva and estimated timelines and milestones.
1.27.“Development Term” means the period of time beginning on the Effective Date and expiring on completion of the Development Plan.
1.28.“Disclosing Party” has the meaning set forth in Section 1.15.
1.29.“Effective Date” means the date on which both Parties have executed this Agreement, as indicated
at the end of this Agreement.
1.30.“EMA” means the European Medicines Agency or any successor agency thereto.
1.31.“End of Phase 2” means the date of the final meeting with the FDA to discuss the final reports of the Phase 2 Clinical Trials and prepare for Phase 3 Clinical Trials.
1.32.“Exploit” means to Develop, Manufacture, Commercialize, use or otherwise exploit. Cognates of the word “Exploit” will have correlative meanings.
1.33.“FDA” means the United States of America (“US”) Food and Drug Administration or any
successor agency thereto.
1.34.“Field of Use” means the prevention or treatment of the disease caused by Shigella in humans.
1.35.“First Commercial Sale” means, with respect to any Licensed Product and with respect to any country of the Territory, the first sale of such Licensed Product by Valneva or an Affiliate or Sublicensee of Valneva to a Third Party in such country after such Licensed Product has been granted Regulatory Approval by the appropriate Regulatory Authority in such country.
1.36.“FTE” means, with respect to a person, the equivalent of the work of one (1) employee full time for one (1) year (consisting of at least 1,700 working hours per year (with no further reductions for vacations and holidays)). Overtime, and work on weekends, holidays and the like will not be counted with a multiplier toward the number of hours that are used to calculate the FTE contribution. The portion of a FTE billable by a Party for one (1) individual during a given accounting period shall be determined by dividing the number of hours worked by said individual on the work to be conducted under the Agreement during such accounting period by the number of FTE hours applicable for such accounting period based on 1,700 working hours per year.
1.37.“FTE Rate” means (i) for the period commencing on the Effective Date and until End of Phase 2, an annual collaboration rate for direct costs of [***] per FTE (“Direct Cost FTE Rate”); and (ii) for the period commencing on the day after the End of Phase 2, an annual fully loaded rate of [***] per FTE (“Fully Loaded FTE Rate”).

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1.38.“GCP” means the Good Clinical Practices officially published by EMA, FDA and the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH) that may be in effect from time to time and are applicable to the testing of the compounds.
1.39.“Global Health Market” means public sales (e.g., through Gavi, government, NGOs or other not for profit organizations) in the LMIC Territory.
1.40.“Governmental Authority” means any court, agency, department, authority or other instrumentality of any national, state, county, city or other political subdivision.
1.41.Section 1.41 intentionally omitted.
1.42.“Human Material” means cells, cell cultures, blood, fluids, tissues, genetic material and genetic information (including data or results derived from DNA or RNA) of one or more Subjects provided or utilized by either Party to conduct the Development Plan pursuant to this Agreement.
1.43.“ICF” means an “Informed Consent Form” that was approved by a qualified Institutional Review
Board or Independent Ethics Committee in accordance with all Applicable Law and recognized international standards for the protection of human research subjects.
1.44.“IFRS” means International Financial Reporting Standards.
1.45.“IND” means an “Investigational New Drug” application submitted under the FD&C Act for the purpose of obtaining permission to conduct Clinical Trials in the US, and/or any analogous application or submission with any analogous agency or Regulatory Authority to conduct Clinical Trials outside of the US, such as, for example, a “CTA” or “Clinical Trial Application” to conduct Clinical Trials in the European Union (“EU”) under Applicable Law.
1.46.“Intellectual Property Rights” means any and all rights and privileges in inventions, discoveries, findings, advances, technical information, Confidential Information, other proprietary information, KnowHow, materials, data or technology (each whether or not patentable), Trademarks, images, works of authorship (including, as the case may be, computer applications, programs, software, files, compilations, databases, documentation and related items), including all Patent Rights, trademark rights, copyrights, database rights, design rights relating thereto, and derivative works thereof, and any other forms of proprietary or intellectual property rights however denominated throughout the world.
1.47.“Joint Steering Committee” or “JSC” means the steering committee described in Section 4.3.1.
1.48.“Know-How” means Trade Secrets, Development Data, technical information (including, without limitation, data and information relating to inventions, methods, systems, processes, discoveries, concepts, methodologies, models, research, development and testing procedures, tests and trials, manufacturing processes, techniques and specifications, quality control data, analyses, reports, methods of production and purification and formulations and submissions) and any document containing such Trade Secrets, Development Data and information, whether or not patentable.

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1.49.“Licensed Know-How” means Platform Know-How and LimmaTech Know-How. The Licensed
Know-How as of the Effective Date is identified in Exhibit 1.49 hereto.
1.50.“Licensed Patent Rights” means Platform Patent Rights and LimmaTech Patent Rights.
1.51.“Licensed Product(s)” means any product which is Developed, Manufactured, Commercialized or otherwise Exploited using the Licensed Know-How, and/or is otherwise Covered by a Licensed Patent Right, where such product is a vaccine whose Active Ingredients are O-antigens from Shigella sonnei, Shigella Flexneri serotypes 2a, 3a and 6, all conjugated to an exoprotein A (EPA) carrier protein, and produced using “bioconjugation” technology using an oligosaccharyltransferase selected from wild-type PglB, PglB containing mutations described in WO 16/107818 or Pg1L. Unless otherwise set forth herein, for the purposes of this Agreement, Licensed Product includes Combination(s).
1.52.“Licensed Technology” means Licensed Patent Rights and Licensed Know-How.
1.53.“LimmaTech Know-How” means (a) any Know-How that (i) is owned by LimmaTech or any of its Affiliates before or on the Effective Date and (ii) relates to any Licensed Products and is useful or necessary for the Development, Manufacture, Commercialization or other Exploitation of any Licensed Products; (b) any Know-How Developed solely by or on behalf of LimmaTech or its Representatives after the Effective Date and before the End of Phase 2 in the conduct of activities under this Agreement; and (c) any Know-How owned by LimmaTech before the End of Phase 2 that directly relates to O-antigens from Shigella sonnei, Shigella Flexneri serotypes 2a, 3a and 6, all conjugated to an exoprotein A (EPA) carrier protein, and produced using “bioconjugation” technology using an oligosaccharyltransferase selected from wild-type PglB, PglB containing mutations described in WO 16/107818 or Pg1L. Know-How of any Person that becomes an Affiliate of LimmaTech after the Effective Date as a result of a Change of Control of LimmaTech will not be included within LimmaTech Know-How; provided that, and only so long as, none of LimmaTech Technology used in the Development or Manufacture of a Licensed Product is used by such Person or its Affiliates, other than LimmaTech, in the Development, Manufacture or Commercialization of any Licensed Product. If such Person uses, in any manner LimmaTech Technology for the Development, Manufacture or Commercialization of a Licensed Product in the Field of Use, then any Intellectual Property Rights conceived, discovered, developed or otherwise made, by or on behalf of such Person in the course of such use will be included in LimmaTech Know-How.
1.54.“LimmaTech Materials” means any Materials owned by LimmaTech or any of its Affiliates on the Effective Date, including but not limited to Clinical Trial Materials, as identified in Exhibit 1.54.
1.55.“LimmaTech Patent Rights” means any Patent Rights that may arise on (a) the inventions listed in Exhibit 1.55 attached hereto; and (b) any other invention(s) discovered, created, conceived, developed or reduced to practice solely by LimmaTech or its Representatives during the performance of Phase 2 Clinical Trials. Patent Rights of any Person that becomes an Affiliate of LimmaTech after the Effective Date as a result of a Change of Control of LimmaTech will not be included within LimmaTech Patent Rights; provided that, and only so long as none of LimmaTech Technology used in the Development or Manufacture of a Licensed Product is used by such Person or its Affiliates, other than LimmaTech, in the Development or Manufacture of any Licensed Product. If such Person uses LimmaTech Technology in any manner for the Development or Manufacture of a Licensed Product in the Field of Use, then any

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Intellectual Property Rights conceived, discovered, developed or otherwise made, by or on behalf of such Person in the course of such use will be included in LimmaTech Patent Rights.
1.56.“LimmaTech Phase 2 Clinical Trials” means the “Phase 2 Human Challenge Study (S.sonnei)”
and the “Pediatric Phase 2 Study in endemic countries” to be conducted by LimmaTech as further outlined in the Development Plan in Exhibit 1.26.
1.57.“LimmaTech Technology” means LimmaTech Patent Rights and LimmaTech Know-How.
1.58.“LimmaTech Third Party Agreement” means any agreement between LimmaTech (or any of its
Affiliates) and any Third Party (such Third Party, a “Third Party Licensor”) that (a) relates to any of the Licensed Technology or (b) otherwise grants a license or otherwise transfers any right to practice under any Patent Rights or Know-How, in each case that relates to the Licensed Products or activities under this Agreement, as listed in Exhibit 1.58.
1.59.“LMIC GAVI” means LMIC eligible for new vaccine introduction as per “Gavi Alliance
Eligibility and Transition Policy” and subsequent revisions (Board Document Template (gavi.org); if a country is removed from such list, then the corresponding change shall become effective between the Parties at the end of the Calendar Year in which such removal takes place.
1.60.“LMIC non-GAVI” means all LMIC excluding LMIC GAVI.
1.61.“LMIC Territory” means all LMIC.
1.62.“Low- and Middle-Income Country(ies)” or “LMIC” means the countries identified by the World Bank based on gross national income per capita (in U.S. dollars, converted from local currency using the Atlas method), including low, lower middle and higher middle-income countries.
1.63.“Major EU Market Country(ies)” means any of France and Germany.
1.64.“Major Market Country(ies)” means any of the Major EU Market Countries, the United
Kingdom, Australia and the US.
1.65.“Manufacture” or “Manufacturing” means to make, produce, manufacture, process, fill, finish, package, label, perform quality assurance testing, release, ship or store, and for the purposes of further Manufacturing, distribute, import or export, a Licensed Product or any component thereof. When used as a noun, “Manufacture” or “Manufacturing” means any and all activities involved in Manufacturing a Licensed Product or any component thereof.
1.66.“Marketing Approval Application” or “MAA” means an application submitted to a competent
Regulatory Authority necessary to Commercialize a drug in a country or jurisdiction of the Territory, including, in the US, the biologics license application (“BLA”) requesting permission to introduce, or deliver for introduction, a biological product into interstate commerce or, in EU, the marketing authorization application (“EU-MAA”).

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1.67.“Materials” means any and all biopharmaceutical, biological, chemical or other physical materials (but not information and documents about such materials, which constitute Know-How), including without limitation production strains, nucleotide sequences and protein sequences, in each case related to the Licensed Product.
1.68.“Material Breach” means a breach that, having regard to the circumstances, defeats the main purpose of the Agreement, or relates to an essential element of the Agreement, and deprives the aggrieved non-breaching Party of a material benefit that it reasonably expected, so that it would be unreasonable to require such Party to remain bound by the Agreement.
1.69.“Net Sales” means the gross invoiced price for sales of Licensed Products sold by Valneva or its Affiliates or Sublicensees (in final form for end use, but exclusive of inter-company transfers), less the following deductions (to be documented in writing) from such invoiced amounts which are actually incurred or accrued:
(a)credits or allowances granted for damaged, outdated, returned, rejected or recalled Licensed Products, and retroactive price reductions;
(b)normal and customary trade, cash and quantity discounts;
(c)sales and excise taxes and duties (including value added taxes (VAT) and import duties) paid or allowed by a selling party and any other governmental charges imposed upon the sale of a Licensed Product;
(d)chargebacks and rebates, including those granted to managed health care organizations, wholesalers, buying groups, retailers or to governments, their agencies and purchasers and reimbursers; and
(e)freight, insurance, charges or other fees related to the handling and distribution of Licensed Products (to the extent not paid by the Third Party customer).
All of the foregoing elements of Net Sales calculations shall be determined on an accrual basis in accordance with applicable IFRS.
Sales between or among Valneva, its Affiliates and Sublicensees shall be excluded from the computation of Net Sales, but Net Sales shall include the first sales to Third Parties (other than Sublicensees) by Valneva, any such Affiliates or Sublicensees. The supply of Licensed Products as samples, for use in non-clinical or clinical studies, or for use in any tests or studies reasonably necessary to comply with any Applicable Law, regulation or request by a Regulatory or Governmental Authority or as is otherwise normal and customary in the industry shall not be included within the computation of Net Sales.
In the event a Combination is sold, then for each Calendar Quarter payment period and on a country-bycountry basis for the remainder of this paragraph, the gross amount invoiced for the Licensed Product combined therein shall be calculated by multiplying the gross amount invoiced for such Combination by the fraction A/(A+B), where “A” is the gross amount invoiced for the Licensed Product sold separately and “B” is the gross amount invoiced for the other Active Ingredient(s) sold separately. In the event that the other Active Ingredient is not sold separately, then the gross amount invoiced for that Licensed Product

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shall be calculated by multiplying the gross amount invoiced for the Combination by the fraction A/C, where “A” is the gross invoice amount for the Licensed Product, if sold separately, and “C” is the gross invoice amount for the Combination. In the event that a particular Combination is not addressed by the foregoing, Net Sales for royalty determination shall be determined by the Parties in good faith.
Valneva may sell Licensed Products as part of a bundle with other Valneva products or offer package deals to customers that include Licensed Products, provided that for the calculation of Net Sales, the gross amount invoiced for Licensed Products so treated will be deemed to be the weighted average unit invoice price in the same Calendar Quarter for the Licensed Product sold separately and the rebate or discount with respect to the Licensed Product may not exceed the weighted average rebate or discount on all other products sold as part of the bundle or package.
1.70.Section 1.70 intentionally omitted.
1.71.Section 1.71 intentionally omitted.
1.72.“Patent Rights” means issued patents, pending patent applications, together with any patent resulting therefrom, including provisional applications, divisionals, continuations, continuations-in-part, continued prosecution applications, reissues, substitutions, revalidations, divisions and renewals, reexaminations and extensions or restorations by existing or future extension or restoration mechanisms, including patent term adjustments, patent term extensions, supplementary protection certificates or the equivalent thereof, registrations and confirmations thereof which relate to an invention, other forms of government-issued rights substantially similar to any of the foregoing, and all foreign counterparts of any of the foregoing.
1.73.“Person” means any individual, firm, corporation, partnership, limited liability company, trust, business trust, joint venture, Governmental Authority, association or other entity.
1.74.“Phase 2 Clinical Trial(s)” means a Clinical Trial, the principal purpose of which is to make a preliminary determination as to whether a pharmaceutical product is safe for its intended use and to obtain sufficient information about such product’s efficacy or immunogenicity, in a manner that is generally consistent with the Applicable Law, to permit the design of further Clinical Trials.
1.75.“Phase 3 Clinical Trial” means a pivotal Clinical Trial with a defined dose or a set of defined doses of a pharmaceutical product designed to ascertain efficacy or immunogenicity and safety of such product, in a manner that is generally consistent with the Applicable Law, for the purpose of enabling the preparation and submission of a BLA.
1.76.“Phase 4 Trial” means any study initiated in the Territory for a Licensed Product following the first Regulatory Approval for the sale of such Licensed Product for the indication being studied whether or not required by a Governmental Authority. Phase 4 Trials may include epidemiological studies, modeling and pharmacoeconomic studies, and post-marketing surveillance studies, as well as any clinical study or research study sponsored and conducted by a Person not employed by or on behalf of either Party.
1.77.“Platform Know-How” means any Know-How which LimmaTech has been granted a license or any right to use before or on the Effective Date under the LimmaTech Third Party Agreements, in each

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case that relates to one or more Licensed Products, excluding any Know-How related to Active Ingredients in a Combination which are not licensed under this Agreement, including the Development, Manufacture, Commercialization or other Exploitation of the Licensed Products (excluding Active Ingredients in a Combination which are not licensed under this Agreement).
1.78.“Platform Materials” means any Materials which LimmaTech has been granted a license or any right to use before or on the Effective Date under the LimmaTech Third Party Agreements, including but not limited to the Materials listed in Exhibit 1.78, in each case that relates to one or more Licensed Products, excluding any Material relating to Active Ingredients in a Combination which are not licensed under this Agreement, including the Development, Manufacture, Commercialization or other Exploitation of the Licensed Products (excluding Active Ingredients in a Combination which are not licensed under this Agreement).
1.79.“Platform Patent Rights” means any Patent Rights which LimmaTech has been granted a license or any right to use before or on the Effective Date under the LimmaTech Third Party Agreements, and which it Controls on the Effective Date, as listed in Exhibit 1.79, in each case that relates to one or more Licensed Products (excluding any Patent Rights Covering Active Ingredients in a Combination which are not licensed under this Agreement), including the Development, Manufacture, Commercialization or other Exploitation of the Licensed Products (excluding Active Ingredients in any Combination which are not licensed under this Agreement).
1.80.“Platform Technology” means Platform Patent Rights and Platform Know-How.
1.81.“Price Approval” means, in any country where a Governmental Authority authorizes reimbursement for, or approves or determines pricing for, pharmaceutical products, receipt (or, if required to make such authorization, approval or determination effective, publication) of such reimbursement authorization or pricing approval or determination (as the case may be).
1.82.“Receiving Party” has the meaning set forth in Section 1.15.
1.83.“Regulatory Approval” means all technical, medical and scientific licenses, registrations, authorizations and approvals (including approvals of BLAs, supplements and amendments, pre- and postapprovals and labeling approvals) of any Regulatory Authority, necessary or useful for the use, Development, Manufacture, and Commercialization of a pharmaceutical or biopharmaceutical product in a regulatory jurisdiction, including commercially reasonable Price Approvals and commercially reasonable Third Party reimbursement approvals.
1.84.“Regulatory Authority” means, with respect to a country in the Territory, any national (e.g., the FDA, the Belgian Federal Agency for Medicines and Health Products (FAGG/AFMPS)) or supranational (e.g., the European Commission, the Council of the European Union, or the EMA) Governmental Authority involved in the granting of a Regulatory Approval or, to the extent required in such country, Price Approval, for pharmaceutical products in such country.
1.85.“Representatives” means (a) with respect to Valneva, Valneva, its Affiliates, its Sublicensees and each of their respective officers, directors, employees, consultants, contractors, Subcontractors and agents

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and (b) with respect to LimmaTech, LimmaTech, its Affiliates and each of their respective officers, directors, employees, consultants, contractors, Subcontractors and agents.
1.86.“Right of Reference” means the authority to rely upon, and otherwise use, an investigation, data, regulatory filings and registration dossiers for the purpose of obtaining a Regulatory Approval, including the ability to make available the underlying raw data for audit by the applicable Regulatory Authority, if necessary.
1.87.“Royalty Term” means, with respect to any particular Licensed Product in any particular country in the Territory (on a country-by-country basis), the period commencing on the First Commercial Sale of such Licensed Product in such country and ending on the last to occur of (a) the date on which the Manufacture, sale, offer for sale or importation of such Licensed Product in such country would no longer infringe, but for the license granted hereunder, a Valid Claim in such country; (b) the date on which Regulatory Exclusivity in such country with respect to such Licensed Product expires, “Regulatory Exclusivity” to mean any exclusive marketing rights or data exclusivity rights conferred by any Regulatory Authority with respect to a Licensed Product other than Patent Rights; or (c) [***] after First Commercial Sale of such Licensed Product in such country. Notwithstanding the foregoing, the Parties agree that, in no event, and for the entire Territory, the Royalty Term will end no later than (and including) [***].
1.88.“Subcontractor” means a CRO, CMO, CDMO or other service provider to which a Party or a
Party’s Affiliate may, subject to the conditions specified in Section 4.2.2, subcontract part of its responsibilities under the Development Plan and/or, in case of LimmaTech, in execution of the LimmaTech Phase 2 Clinical Trials.
1.89.“Subject” means the individual donor of the Human Material or of the original tissues from which the Human Material was derived.
1.90.“Sublicensee” means any Person to whom Valneva may, subject to the conditions specified in
Section 2.3, grant, directly or indirectly, a sublicense of rights licensed by LimmaTech to Valneva under this Agreement.
1.91.“Territory” means worldwide.
1.92.“Third Party” means any Person other than Valneva, LimmaTech or their respective Affiliates.
1.93.“Trademark(s)” means any trademark, trade name, service mark, service name, brand, product name, corporate name, domain name, trade dress, logo, slogan or other indication of origin or ownership, including the goodwill and activities associated with each of the foregoing.
1.94.“Trade Secrets” means Confidential Information that qualifies as “trade secret” under Applicable Law including any Confidential Information that, during the Term, either Party expressly identifies as constituting a trade secret, if materially possible by affixing a special “trade secret” label on the medium containing the information in question.

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1.95.“Travelers’ Territory” means the entire Territory with the exception of the LMIC Territory.
1.96.“Valid Claim” means, with respect to a particular country and Licensed Product, either:
(a)a claim of an issued and unexpired Licensed Patent Right licensed to Valneva that Covers the Licensed Product and that has not been held permanently revoked, unenforceable or invalid by a final decision of a court or other governmental agency of competent jurisdiction, which decision can no longer be appealed or was not appealed within the time allowed, and that is not admitted to be invalid or unenforceable through reissue, disclaimer or otherwise (i.e., only to the extent the subject matter is disclaimed or is sought to be deleted or amended through reissue), or
(b)a claim of a pending patent application within the Licensed Patent Rights that has not been abandoned, finally rejected or expired without the possibility of appeal or refiling, provided however, that the term Valid Claim shall exclude any such pending claim in a patent application that has not been granted within [***] following the earliest priority filing date for such application unless and until such claim is granted (from and after which time the same would be deemed a Valid Claim).
The Parties agree that the claims of Licensed Patent Rights whose term of protection extends or, as the case may be, would be extended beyond [***] shall no longer be considered as Valid Claims within the meaning of this Section beyond that date.
1.97.“Valneva Diligence Obligations” means Valneva’s Development and Regulatory Approval diligence obligations under Section 5.3.1 and Valneva’s Commercialization diligence obligations under Section 5.3.2.
1.98.“Valneva Know-How” means (a) any Know-How that (i) is Controlled by Valneva or any of its Affiliates before or on the Effective Date and (ii) is useful or necessary for the Development, Manufacture, Commercialization or other Exploitation of any Licensed Products, and (b) any Know-How Developed (i) solely by or on behalf of Valneva or its Representatives or jointly by or on behalf of the Parties or their Representatives before the End of Phase 2; and (c) any Know-How Developed (i) solely by or on behalf of either Party or its Representatives or (ii) jointly by or on behalf of the Parties or their Representatives after the End of Phase 2, in either case during the Term in the conduct of activities under the Agreement.
1.99.“Valneva Patent Rights” means any Patent Rights Controlled by Valneva that are useful or necessary for the Development, Manufacture, Commercialization or other Exploitation of any Licensed Products, including Patent Rights claiming or disclosing any invention included in Valneva Know-How.
1.100.“Valneva Technology” means Valneva Patent Rights and Valneva Know-How.
The following terms are defined in the section of this Agreement listed opposite each term:
Defined Term    Section in Agreement
Active Ingredient    1.11

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Agreement	Preamble
Alliance Managers	4.3.3(b)
Audited Party	3.2.2
Auditing Party	3.2.2
Binding Development Milestones	1.26
Commercial Milestone Event	3.4
Commercial Milestone Payment	3.4
Debtor	9.5.1
Development Milestone Payment	3.3
Direct Cost FTE Rate	1.37
EU	1.45
Expert Determination	11.13.4
Force Majeure	11.4
FTO	3.5.4
Fully Loaded FTE Rate	1.37
Global Health License	2.3.2
Global Health Partner(s)	2.3.2
Global Trade Control Laws	11.11
GSK	Preamble
GSK License	Preamble
Indemnified Party	10.4.1
Indemnifying Party	10.4.1
Infringement Claim	6.2.8
Liabilities	10.2

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Licensed Activities    6.2.7
LimmaTech    Preamble
LimmaTech Indemnified Party    10.2
Litigation Conditions    10.4.2
Manufacturing Process    4.2.5
Party or Parties    Preamble
Program Director(s)    4.3.3(a)
Regulatory Exclusivity    1.87
Restricted Market    11.11.1
Restricted Parties    11.11.2
Term    9.1
Third Party Claim    10.4.1
Third Party Licensor    1.58
Up-Front Payment    3.1
US    1.33
Valneva    Preamble
Valneva Indemnified Party    10.3
VAT    3.8.4
2.LICENSE GRANTS AND TECHNOLOGY TRANSFER.
2.1.Exclusive License from LimmaTech to Valneva. Subject to the terms and conditions of this Agreement, effective as of the Effective Date, LimmaTech hereby grants, and will cause its Affiliates to grant, to Valneva an exclusive (even as to LimmaTech except to the extent necessary to the LimmaTech Phase 2 Clinical Trials), royalty-bearing (to the extent set forth in Section 3.5 below), sublicensable (under the conditions set out in Section 2.3), license under the LimmaTech Technology and the LimmaTech Materials to Develop, have Developed, Manufacture, have Manufactured, Commercialize, have Commercialized and otherwise Exploit or have Exploited Licensed Products in the Field of Use in the Territory, provided, however, that - and unless otherwise agreed - in the Global Health Market the Licensed Products shall be Commercialized and otherwise Exploited by Third Party Global Health Partner(s) under a sublicense to be granted in accordance with Section 2.3.2.

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2.2.Exclusive Sublicense from LimmaTech to Valneva. Subject to the terms and conditions of this Agreement, effective as of the Effective Date, LimmaTech hereby grants, and will cause its Affiliates to grant, to Valneva an exclusive (even as to LimmaTech except to the extent necessary to the LimmaTech Phase 2 Clinical Trials), royalty-bearing (to the extent set forth in Section 3.5 below), sublicensable (under the conditions set out in Section 2.3) sublicense under the Platform Technology to Develop, have Developed, Manufacture, have Manufactured, Commercialize, have Commercialized and otherwise Exploit or have Exploited Licensed Products in the Field of Use in the Territory, subject to Section 2.3.2.
2.3.Sublicensing.
2.3.1.Permitted Sublicenses. Valneva will have the right to grant sublicenses under this Agreement, without LimmaTech’s prior consent, (i) to Subcontractors and Affiliates (to the extent needed) and (ii) after first Regulatory Approval, to any Person of its choice for the Commercialization of Licensed Products in certain countries of the Territory, such countries to be selected by Valneva at its sole discretion. For clarity, a sublicense for Commercialization of Licensed Product in the entire Territory would require LimmaTech’ prior written consent and be subject to the process set forth in Section 2.3.3.
2.3.2.Sublicensing to a Global Health Partner in the LMIC Territory.
Subject to compliance with the terms set forth in this Section 2.3.2, Valneva may sublicense any and all of its rights under this Agreement to one or more Persons for the purpose of Developing, Manufacturing and/or Commercializing the Licensed Product in the LMIC Territory (respectively, the “Global Health License” and the “Global Health Partner(s)”). Certain Global Health Partner(s) [***]. The [***] Global Health Partner(s) on the Effective Date are listed in Exhibit 2.3.2 Part A (the “[***]”). Valneva shall promptly notify LimmaTech of its choice of Global Health Partner(s). If one or more of the Global Health Partners chosen by Valneva is not [***], LimmaTech will notify Valneva, within twenty (20) Business Days after LimmaTech’s receipt of Valneva’s notification, of (i) its approval of or disagreement with such Global Health Partner(s), such approval not to be unreasonably withheld, delayed or conditioned, and (ii) where applicable, the reasons underlying its disagreement. During negotiations with Global Health Partner(s), Valneva commits itself to use Commercially Reasonable Efforts to include the terms and conditions identified in Exhibit 2.3.2 Part B in the Global Health License, without limitation to such other terms and conditions as the negotiating parties may deem appropriate to include in such license so long as they are consistent with the terms and conditions of Exhibit 2.3.2 Part B and any Binding Obligation of the Parties. Valneva shall keep LimmaTech informed of the progress of negotiations with any Global Health Partner(s) on a regular basis and upon reasonable request by LimmaTech. Any deviations from the terms and conditions identified in Exhibit 2.3.2 Part B will require both Parties’prior written consent, such consent not to be unreasonably withheld, delayed or conditioned. Valneva agrees to use Commercially Reasonable Efforts to have the Global Health License entered into no later than at the End of Phase 2. For clarity, with respect to LimmaTech’s obligations under this Section 2.3.2 not to unreasonably withhold its consent, the Parties agree that it would be reasonable for LimmaTech to withhold its consent if a Third

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Party Licensor who has the right to approve the Global Health Partner and/or the Global Health License does not grant such approval in accordance with the terms of the respective LimmaTech Third Party Agreement. LimmaTech will request, and to the extent available will share with Valneva, a written statement from such Third Party Licensor (including the reasons for non approval). Notwithstanding the foregoing, LimmaTech shall use Commercially Reasonable Efforts to obtain approval from its Third Party Licensors.
2.3.3.Other Sublicenses. Apart from Sections 2.3.1 and 2.3.2 above, Valneva may only grant sublicenses with the written consent of LimmaTech (and understands that LimmaTech itself may need to obtain consent from its Third Party Licensors prior to granting such consent to Valneva), such consent of LimmaTech not to be unreasonably withheld, conditioned or delayed. Valneva will provide LimmaTech with a copy of each agreement containing such a sublicense (including sublicenses under Section 2.3.1 and 2.3.2) within [***] of its execution, with reasonable redactions that will enable LimmaTech to reasonably monitor compliance with the terms and conditions of this Agreement, such sublicenses being Confidential Information under Article 7 below. In all cases, no sublicense will diminish, reduce or eliminate any obligation of Valneva, as the sublicensing Party, under this Agreement, and Valneva will remain responsible for its obligations under this Agreement and will be responsible for the performance of the relevant sublicensee as if such sublicensee were the sublicensing Party hereunder (including reporting obligations imposed upon Valneva in accordance with this Agreement). Each sublicense granted by Valneva, as the sublicensing Party, to any rights licensed to it hereunder will terminate immediately upon the termination of the original license with respect to such rights.
2.4.Non-Exclusive License from Valneva to LimmaTech. Subject to the terms and conditions of this Agreement, effective as of the Effective Date, Valneva hereby grants to LimmaTech a non-exclusive, royalty-free, fully paid-up license in the Territory, with no right to grant sublicenses other than to Affiliates and Subcontractors under Section 4.2.2, under the Valneva Technology solely to the extent necessary to perform LimmaTech’s activities for the execution of the LimmaTech Phase 2 Clinical Trials.
2.5.Right of Reference. LimmaTech hereby grants to Valneva a Right of Reference to all Development Data (including any regulatory filings or Regulatory Approvals) Controlled by LimmaTech or its Affiliates that relates to any Licensed Product, in all cases solely for the Development, Manufacture, Commercialization and Exploitation of the Licensed Product pursuant to the terms and conditions of this Agreement, and LimmaTech will provide a signed statement to this effect, if requested by Valneva. Valneva may grant such Right of Reference to its Affiliates and Sublicensees.
2.6.Exclusivity Obligation of LimmaTech. During the Term, except to the extent necessary for LimmaTech to perform its activities under the Development Plan, LimmaTech shall not, and shall cause its Affiliates not to (a) directly or indirectly, Develop, have Developed, Manufacture, have Manufactured, Commercialize, have Commercialized or otherwise Exploit or have Exploited any Licensed Product, alone or in Combination, for itself, an Affiliate or with or on behalf of a Third Party, or (b) license, authorize, appoint, or otherwise enable any Third Party to perform any of the activities under clause (a); provided, however, that in the event of a Change of Control of LimmaTech the foregoing limitations shall not apply to the acquiring company with respect to any research, development or commercialization efforts that such

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acquiring company had on-going as of the date of such Change of Control. Except as provided in this Agreement, such acquiring company will not use, in any manner, any Licensed Technology for the Exploitation, alone or with any Third Party, of any Licensed Product.
2.7.Exclusivity Obligation of Valneva. Valneva shall not, and shall cause its Affiliates not to, directly or indirectly:
(a)commercialize, have commercialized, or manufacture or have manufactured for commercialization purposes any product in the Field of Use which is not a Licensed Product during the Term;
(b)develop, have developed, or manufacture or have manufactured for development purposes any product in the Field of Use that is not a Licensed Product up to and including [***]. If Valneva decides to undertake such development or manufacturing activities after that date, it will notify LimmaTech within [***] of the commencement of such activities;
(c)acquire a competing product to the Licensed Product for use in the Field of Use up to and including [***]. If Valneva decides to acquire a competing product after that date, it will notify LimmaTech within [***] of such acquisition with a view to organizing a transition period to be negotiated in good faith between the Parties.
In case of a Change of Control of Valneva, Valneva will, and will cause its Representatives to ensure that such relevant surviving entity of such Change of Control and its Affiliates meet the exclusivity obligation of Valneva under this Section 2.7.
2.8.No Implied Rights. Except as expressly provided in this Agreement, neither Party will be deemed to have granted the other Party (by implication, estoppel or otherwise) any right, title, license or other interest in or with respect to any Patent Rights, Know-How or other Intellectual Property Rights or information Controlled by such Party.
2.9.Safe Harbor. This Agreement is not intended to restrict or waive any rights that the Parties may otherwise have under Applicable Law, including the “safe-harbor” (35 U.S.C. § 271(e)(1)), the Bolar Exemption and the research exemption.
2.10.Initial Data Transfer. Within a reasonable time not to exceed [***] following the Effective Date and to the extent LimmaTech is allowed to do so under Applicable Law, LimmaTech will disclose to Valneva true, accurate and complete copies of all Development Data to the extent Controlled by LimmaTech on the Effective Date and in its current (electronic or other) format as Valneva may reasonably request (including by download of digital files to a secure website or e-room designated and controlled by Valneva).
2.11.Samples of Tangible Materials. Within a reasonable time not to exceed [***] following the Effective Date, LimmaTech will provide to Valneva, in compliance with Applicable Law, any Platform Materials and LimmaTech Materials, including research grade samples Controlled by and available at LimmaTech and incorporating all or part of the Licensed Patent Rights discovered, created, conceived, developed or reduced to practice and Controlled by LimmaTech on the Effective Date, except for Materials that are needed for LimmaTech to perform its activities under the Development Plan. Nothing in

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this Section 2.11 shall limit or in any way change LimmaTech’s obligations under this Agreement with respect to any Human Material it provides or uses under this Agreement.
2.12.Continuing Disclosure and Knowledge Transfer. On a Calendar Quarter basis, or more frequently at the reasonable request of Valneva prior to the End of Phase 2, LimmaTech, to the extent not previously provided to Valneva, will provide to Valneva, through the JSC, a written summary of all Licensed Technology that is licensed or developed by LimmaTech or that otherwise comes into the Control of LimmaTech that relates to the Development of any Licensed Product, alone or in Combination. Further, LimmaTech will make appropriate personnel (directly, or through an Affiliate) available to Valneva at reasonable times and places and upon reasonable prior notice for the purpose of assisting Valneva to understand and use the Licensed Technology in connection with Valneva’s Development, Manufacture, Commercialization and use of Licensed Products.
2.13.Development Data Transfer. LimmaTech shall provide to Valneva copies of all Development Data from any and all completed Clinical Trials for the Licensed Product, including the LimmaTech Phase 2 Clinical Trials, in electronic form or other mutually agreeable alternate form on timelines agreed to by the JSC, and a complete copy of such Development Data shall be provided to Valneva as soon as reasonably possible following interim readouts and completion of each LimmaTech Phase 2 Clinical Trial, or as otherwise agreed by the JSC. As soon as reasonably feasible, LimmaTech will ensure that all patient authorizations and consents required under Applicable Law in connection with the LimmaTech Phase 2 Clinical Trials permit such sharing of Development Data with Valneva.
2.14.Technology Transfer. Notwithstanding Sections 2.10, 2.11, 2.12 and 2.13, LimmaTech will use Commercially Reasonable Efforts to provide Valneva with all reasonable assistance necessary or desirable (a) to effect the timely and orderly transfer of the Licensed Technology in accordance with the Development Plan, (b) to enable Valneva to perform its obligations under Article 5; and (c) for Valneva to exercise its rights under the licenses and sublicenses granted in Section 2.1. Without limiting LimmaTech’s obligations set forth elsewhere under this Agreement, LimmaTech will perform all technology transfer activities as set forth in the Development Plan, and will cause such activities to be performed by the specific individuals identified for such purpose in the Development Plan.
3.PAYMENTS AND COSTS.
3.1.Up-Front Payment. Valneva will make a one-time, non-refundable, non-creditable payment to LimmaTech of ten million Euros (€10,000,000) (the “Up-Front Payment”), within [***] of receipt of LimmaTech’s invoice (such invoice to be delivered on or following the Effective Date of this Agreement) for the rights and (sub)licenses granted by LimmaTech to Valneva hereunder.
3.2.Development Costs. The Parties will collaborate on the Development of the Licensed Product in accordance with the Development Plan and the Development Budget, and pursuant to Article 4. Subject to Section 9.4.1(ii) in the event of termination before the End of Phase 2, LimmaTech’s financial contribution to the Development Costs must amount and is limited to the Development Costs Cap, which has to be spent in accordance with the Development Budget. Valneva will bear all Development Costs not expressly allocated to LimmaTech under the Development Budget in Exhibit 1.21.

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3.2.1.Accounting for and Refunding of Development Costs. Each Party shall inform the Joint Steering Committee (JSC) of any potentially required deviation from the amount of Development Costs to be incurred by it as agreed between the Parties under the Development Budget for the performance of LimmaTech Phase 2 Clinical Trials at least [***] prior to incurring the costs in question, for the JSC to review and agree on such deviation. In addition, and in any event, within [***] after the end of each calendar month during each Calendar Year and until the Development Costs Cap has been fully spent in accordance with the Development Budget, the Parties shall provide each other with detailed, activity-based statements of the Development Costs incurred during such month in the performance of the LimmaTech Phase 2 Clinical Trials pursuant to this Section 3.2, provided, however, that no break-down on FTEs is required, as - unless otherwise agreed - the number of FTEs is as agreed in the Development Budget. The statements shall be in a format to be agreed between the Parties. The information contained in these statements shall be such as to enable the Parties to transparently monitor and calculate the amount of Development Costs incurred. Once the Development Costs Cap has been reached, all further Development Costs incurred by LimmaTech in performance of its activities under the Development Plan and in accordance with the Development Budget until the End of Phase 2 will be fully refunded by Valneva within [***] of the invoice sent by LimmaTech to Valneva for this purpose. Within [***] of the other Party’s request, the accounting Party will provide copies of invoices or other appropriate supporting documentation with respect to the incurred Development Costs until the Development Costs Cap has been fully spent in accordance with the Development Budget. Further, Valneva will inform LimmaTech of all costs related to the Manufacturing and characterization of the new S. sonnei GMP Drug Substance Phase 2 lot, including the technology transfer to a CDMO. The Parties will treat all above-mentioned information in accordance with the confidentiality provisions of Article 7.
3.2.2.Audits of Development Costs. Upon [***] prior notice from either Party (“Auditing Party”), the other Party (“Audited Party”) will permit an independent certified public accounting firm of nationally recognized standing selected by the Auditing Party and reasonably acceptable to the Audited Party, to examine, at the Auditing Party’s sole expense, the relevant books and records of the Audited Party and its Affiliates as may be reasonably necessary to verify the amounts reported by the Audited Party in accordance with Section 3.2.1. An audit by a Party under this Section 3.2.2 may not occur more than [***] and this right to request an audit shall expire [***] after the completion of the LimmaTech Phase 2 Clinical Trials. The respective accounting firm will be provided access to such books and records at the Audited Party’s or its Affiliates’ facility(ies) where such books and records are normally kept, and such examination will be conducted during the Audited Party’s normal business hours. The Audited Party may require the accounting firm to sign a reasonably acceptable non-disclosure agreement before providing the accounting firm with access to the Audited Party’s or its Affiliates’ facilities or records. Upon completion of the audit, the accounting firm will provide both Parties with a written report disclosing any discrepancies in the reports submitted by the Audited Party pursuant to Section 3.2.1 and the specific details concerning any discrepancies. No other information will be provided to the Auditing Party.

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3.2.3.Third Party Grants. In the event LimmaTech obtains a Third Party offer for a grant or other funding to support the Development under this Agreement prior to the End of Phase 2, it shall inform Valneva of such offer, and the Parties shall discuss in good faith on acceptable terms and conditions of such funding, at which point a decision will be made on whether both Parties are willing to commit to such funding. Provided the Parties agree to accept such funding, fifty percent (50%) of such funding will be used to reduce LimmaTech’s financial contribution to the Development Costs, and fifty percent (50%) of such funding will be used to support the Development financed by Valneva.
3.3.Development Milestone Payments. Valneva will pay LimmaTech the non-refundable, non- creditable, one-time amounts set forth below, subject to the following conditions: (i) Valneva shall notify LimmaTech within [***] of the first occurrence of each event described below for the first Licensed Product Covered by a Valid Claim in the applicable country of Development or Commercialization in the Territory to achieve such event (each, a “Development Milestone Payment”) and (ii) the amount due for each Development Milestone Payment shall be paid within [***] after Valneva’s receipt of an invoice sent by LimmaTech for this purpose.

	Development Event	Development Milestone Payment
(i)	Upon the earlier of (i) full enrolment of the 1st controlled human infection model (CHIM) study; and (ii) transfer of the IND from LimmaTech to Valneva	[***]
(ii)	[***]	[***]
(iii)	[***]	[***]
(iv)	Initiation of first Phase 3 Clinical Trial	[***]
(v)	1st Regulatory Approval in US	[***]
(vi)	1st Regulatory Approval in EU	[***]

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	Total potential Development Milestone Payments	[***]
(vii)	Development Milestone Payment at sale of Priority Review Voucher(s) (PRV) (if any)	[***] of Valneva’s Proceeds

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Each of the Development Milestone Payments set forth above will be payable one time only (regardless of the number of Licensed Products with respect to which, or the number of times with respect to any Licensed Product, the specified Development Event occurs). No Development Milestone Payment will be payable by Valneva for any subsequent Licensed Product regardless of the number of Licensed Products Developed. For clarification, if one Licensed Product replaces another Licensed Product in Development, then such replacement Licensed Product will only be subject to Development Milestone Payment(s) that has(have) not previously been triggered by one or more prior Licensed Products. If a Development Milestone is skipped (e.g., Phase 3 Clinical Trials are initiated even though the first Development Milestone has not been reached) the skipped Development Milestone shall become payable together with the respective next achieved Development Milestone. “Initiation of first Phase 3 Clinical Trial” shall occur once the first patient has been recruited for such first Phase 3 Clinical Trial; and “Proceeds” for the PRV Development Milestone Payment shall mean (i) the gross proceeds received by Valneva from a Third Party for the sale of Valneva’s Priority Review Voucher awarded by the FDA, and/or for the sale of Valneva’s corresponding vouchers from other governmental agencies, and linked to the Licensed Products in the Field of Use, or (ii), if such proceeds are received other than in cash, the value of the respective consideration received for such sale, to be determined by a Third Party expert consult to the extent the Parties cannot agree on such value, in either case less the following expenses: (x) the amount owed to [***] (which Valneva will pay to LimmaTech within [***] after Valneva’s receipt of an invoice from LimmaTech, provided that Valneva shall inform LimmaTech of the receipt of such Proceeds within [***]); and (y) the reasonable legal expenses incurred by Valneva or its Affiliates in connection with such sale.
The maximum amount payable to LimmaTech by Valneva under this Agreement with respect to all Development Milestone Payments if all Development Events occur will be [***], plus [***] of Valneva’s Proceeds in the event of the sale of a Priority Review Voucher as described in the above paragraph.
3.4.Commercial Milestone Payments. Valneva will pay LimmaTech the non-refundable, non- creditable, one-time amount set forth below, in accordance with to the following conditions: (i) Valneva will notify LimmaTech within [***] of the day on which one of the two commercial milestone events identified below is reached for the first time (“Commercial Milestone Event”); and (ii) the amount due for such Commercial Milestone Event (“Commercial Milestone Payment”) shall be paid within [***] after Valneva’s receipt of an invoice sent by LimmaTech for this purpose.

Commercial Milestone Event	Commercial Milestone Payment
(1)Global cumulative Net Sales in the Travelers’ Territory for the first time reach [***]); or
(2)Global annual Net Sales in the Travelers’ Territory for the first time reach [***], whatever is earlier.
[***]
Total potential Commercial Milestone Payments	[***]

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The Commercial Milestone Payment shall be paid only one time during the Agreement regardless of how many times the Licensed Products achieve a Commercial Milestone Event. The maximum amount payable by Valneva under this Agreement with respect to the Commercial Milestone Payment will be [***].
3.5.Royalty Payments for the Travelers’ Territory.
3.5.1.Royalties Rates. Valneva will pay LimmaTech royalties amounting to a percentage (as specified in the table below) of the annual aggregate Traveler’s Territory-wide Net Sales, on a Licensed Product-by-Licensed Product basis, during each Calendar Year of the applicable Royalty Term for each Licensed Product.

From the First Commercial Sale up to and including [***]	[***]
[***] up to and including [***]	[***]
[***] up to and including [***]	[***]
[***] up to the end of the Royalty Term	[***]
3.5.2.Royalties Rates Reductions. If, as a result of renegotiations, LimmaTech Third Party Agreements are modified so as to result in a reduction in the royalty rates owed by LimmaTech to its Third Party Licensors, the royalty rates specified in Section 3.5.1 shall be modified so that the resulting benefit – calculated after deduction of all contributions made by LimmaTech in order to get such royalty rates reduction, such contributions to be evidenced by written records – shall [***] between the Parties. By way of example, if renegotiations result in a royalty reduction of [***], Valneva shall be entitled to a royalty reduction of [***]. LimmaTech shall notify Valneva within [***] of the completion of such renegotiations to allow the Parties to then amend the royalty rates due under Section 3.5.1 accordingly. Valneva shall reimburse [***] of reasonable legal expenses incurred by LimmaTech in connection with the above-mentioned renegotiations, which are payable within [***] from date of receipt of invoice. For clarity, LimmaTech is under no obligation to enter into such renegotiations.
3.5.3.Fully Paid-Up, Royalty Free License. Following expiration of the Royalty Term for any Licensed Product in a given country in the Traveler’s Territory, no further royalties will be payable in respect of sales of such Licensed Product in such country and, thereafter the license granted to Valneva under Sections 2.1 and 2.2 with respect to such Licensed Product in such country will automatically become fully paid-up, irrevocable, non-exclusive and royalty-free.
3.5.4.Adjustment for Additional Third Party License. If the Parties agree that it is necessary for Valneva to license one or more Patent Rights from one or more Third Parties in order to obtain freedom to operate (“FTO”) with respect to the Licensed Technology to Develop, Manufacture, Commercialize or Exploit any Licensed Product (excluding any license related to Active Ingredients in a Combination which are not licensed under this Agreement) as set

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out in the Development Plan at the time of the Effective Date, whether directly or through any Valneva Affiliate or Sublicensee in any country in the Traveler’s Territory, then Valneva may, in coordination with LimmaTech, negotiate and obtain a license under such Patent Rights. If the Parties disagree on the need for an additional Third Party license in order to obtain FTO, the Parties shall, within thirty (30) calendar days of notification by one Party to the other of the interest of such license, jointly select an outside patent attorney to assess if there is an FTO issue and the need for an additional Third Party license. The cost of such patent attorney shall be borne by the Party whose opinion was not followed by the outside patent attorney.
On a country-by-country basis in the Travelers’ Territory, any royalty otherwise payable to LimmaTech under this Agreement with respect to Net Sales of any Licensed Product in the applicable country will be reduced [***] of the royalties payable to Third Parties pursuant to such additional Third Party FTO license, provided that such deduction shall never exceed [***].
3.5.5.No Adjustment for LimmaTech Third Party Agreements. With respect to the Travelers’ Territory, LimmaTech will be solely responsible for (i) all payment obligations (including any royalty or other obligations that relate to any of the Licensed Products or Platform Technology) under LimmaTech Third Party Agreements that are in effect on or prior to the Effective Date and (ii) all payments to inventors of Licensed Technology (other than inventors that are
Representatives of Valneva); and to inventors of Valneva Technology (provided the inventors are Representatives of LimmaTech), including payments under inventorship compensation Applicable Law.
3.6.Participation or Royalty Payments for the LMIC Territory.
3.6.1.Commercialization by the Global Health Partner(s) within the LMIC Territory. With respect to any payments received from the Global Health Partner(s) in performance and in consideration of the Global Health License(s), Valneva shall make the following payments to LimmaTech:
(a)From all payments (including both cash payments and the monetary equivalent of any other consideration as, where applicable, reasonably determined, in good faith, by Valneva) received from the Global Health Partner(s) in consideration for sales of the Licensed Product during the Royalty Term, Valneva will:
(i)reimburse LimmaTech all LMIC related payments owed [***] as outlined in Exhibit 3.6.1, For clarity, Valneva shall reimburse LimmaTech for such payments, even if the payments received from the Global Health Partners under Section 3.6.1(a) do not fully cover such LMIC related payments. For further clarity, LimmaTech will be solely responsible for (x) any additional obligations (including any royalty or other obligations that relate to any of the Licensed Products or Platform Technology) under LimmaTech Third Party Agreements that are not listed in Exhibit 3.6.1 and (y) all payments to inventors of Licensed Technology (other

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than inventors that are Representatives of Valneva); and to inventors of Valneva Technology (provided the inventors are Representatives of LimmaTech), including payments under inventorship compensation Applicable Law; and
(ii)pay to LimmaTech a participation in the amount of [***] of the remainder of such payments received from the Global Health Partner(s). Excluded from the payments received from the Global Health Partner(s) for purposes of the calculations under this Section 3.6.1(a) are only (a) VAT; and (b) the supply price of drug substance or drug product (DP) of Licensed Product.
If the Global Health Partner(s) sell the Licensed Product as part of a bundle including both a Licensed Product and other pharmaceutical products or medical devices (“Bundling Sale”), the gross amount invoiced for the Licensed Product so treated will be deemed to be the weighted average unit invoice price in the same Calendar Quarter for the Licensed Product sold separately and the rebate or discount with respect to the Licensed Product may not exceed the weighted average rebate or discount on all other products sold as part of the bundle or package.
If Valneva was to bundle the Global Health License with any other license (including a cross license arrangement, or a combination of licenses), the fair market value of the license to the Global Health Partners(s) in the LMIC Territory would have to be ascertained to determine the just amount from which LimmaTech’s participation would be paid. The Parties would cooperate in good faith to determine such fair market value, by, e.g., benchmarking against the payments made for similar licenses granted in the LMIC Territory.
(b)In case Valneva Manufactures drug substance or drug product of Licensed Products for the Global Health Partner(s), it will pay LimmaTech - in addition to the payments under (a) above - royalties amounting to a percentage (as specified in the table below) of the mark-up on costs of goods (COGS) agreed with the Global Health Partner(s). The Parties agree that the markup taken into account for the calculation of the royalties due under this Section shall in no event be less than [***], so that even if Valneva and the Global Health Partner(s) agree, for example, on a mark-up of [***], a percentage of [***] will be applied for the purpose of calculating the royalties due under this Section. For illustration purposes, if COGS were [***] and the mark-up was [***], LimmaTech would receive [***]. If COGS were [***] and the mark-up was only [***], LimmaTech would not only receive [***] but EUR [***].

From the DS or DP sale up to and including [***]	[***]
From [***] up to and including [***]	[***]
From [***] up to and including [***]	[***]
From [***] up to the end of the Royalty Term	[***]

3.6.2.Commercialization by Valneva within the LMIC Territory private market. In the event that Valneva Commercializes the Licensed Product(s) by means of its own commercial

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infrastructure or through a Third Party distributor in the LMIC Territory private market, it will pay LimmaTech royalties amounting to a percentage (as specified in the table below) of the annual aggregate Net Sales thus achieved in the LMIC Territory private market (thus excluding the Global Health Market), on a Licensed Product-by-Licensed Product basis, during each Calendar Year of the applicable Royalty Term for each Licensed Product:

	LMIC non- GAVI	LMIC GAVI
From the First Commercial Sale up to and including [***]	[***]	[***]
From [***] up to and including [***]	[***]	[***]
From [***] up to and including [***]	[***]	[***]
From [***] up to the end of the Royalty Term	[***]	[***]

3.6.3.Participation or Royalty Rates Reductions. If, as a result of renegotiations, LimmaTech Third Party Agreements are modified so as to result in a reduction in the royalty rates owed by LimmaTech to its Third Party Licensors, the participation and/or royalty rates specified in Sections 3.6.1 and 3.6.2 shall be modified so that the resulting benefit – calculated after deduction of all contributions made by LimmaTech in order to get such royalty rates reduction, such contributions to be evidenced by written records – shall be shared [***] between the Parties. By way of example, if renegotiations result in a royalty reduction of [***], Valneva shall be entitled to a royalty reduction of [***]. LimmaTech shall notify Valneva within fifteen (15) Business Days of the completion of such renegotiations to allow the Parties to then amend the participation and/or royalty rates due under Sections 3.6.1 and 3.6.2 accordingly. Valneva shall reimburse [***] of reasonable legal expenses incurred by LimmaTech in connection with the above-mentioned renegotiations, which are payable within [***] from date of receipt of invoice. For clarity, LimmaTech is under no obligation to enter into such re-negotiations.
3.6.4.Fully Paid-Up, Royalty Free License. Following expiration of the Royalty Term for any Licensed Product in a given country in the LMIC Territory, no further participations and/or royalties will be payable in respect of sales of such Licensed Product in such country and, thereafter the license granted to Valneva under Sections 2.1 and 2.2 with respect to such Licensed Product in such country will automatically become fully paid-up, irrevocable, nonexclusive and royalty-free.
3.6.5.Adjustment for Additional Third Party License. If the Parties agree that it is necessary for Valneva to license one or more Patent Rights from one or more Third Parties in order to obtain freedom to operate with respect to the Licensed Technology to Develop, Manufacture, Commercialize or Exploit any Licensed Product (excluding any license related to Active Ingredients in a Combination which are not licensed under this Agreement) as set out in the Development Plan at the time of the Effective Date, whether directly or through any Valneva Affiliate or Sublicensee, in any country in the LMIC Territory, then Valneva may, in coordination with LimmaTech, negotiate and obtain a license under such Patent Rights. If the

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Parties disagree on the need for an additional Third Party license in order to obtain FTO, the Parties shall, within [***] of notification by one Party to the other of the interest of such license, jointly select an outside patent attorney to assess if there is an FTO issue and the need for an additional Third Party license. The cost of such patent attorney shall be borne by the Party whose opinion was not followed by the outside patent attorney.
On a country-by-country basis in the LMIC Territory, any participation and/or royalty otherwise payable to LimmaTech under this Agreement with respect to Net Sales of any Licensed Product in the applicable country will be reduced by [***] of the royalties payable to Third Parties pursuant to such additional Third Party FTO license, provided that such deduction shall never exceed [***] of Net Sales.
3.7.Compensation for Costs Incurred by LimmaTech Beyond 31 December 2046. If the term of protection of Platform Patent Rights extends or, as the case may be, is extended beyond 31 December 2046 (in which case, pursuant to Section 1.96, the corresponding claims can no longer be considered as Valid Claims beyond that date), Valneva will compensate LimmaTech for reasonable costs LimmaTech would incur with respect to the considered Platform Patent Rights in performance of LimmaTech Third Party Agreements.
3.8.Reports and Payments.
3.8.1.No Cumulative Royalties. The obligation to pay royalties under this Agreement will be imposed only once with respect to any sale of any Licensed Product.
3.8.2.Blended Royalty. The Parties acknowledge and agree that the Licensed Technology licensed under this Agreement may justify royalty rates and/or royalty terms of differing amounts for sales of Licensed Products in the Territory, which rates could be applied separately to Licensed Products involving the exercise of Licensed Patent Rights in the Territory and/or the incorporation of Licensed Know-How, and that if such royalties were calculated separately, royalties relating to the Licensed Patent Rights in the Territory and royalties relating to the Licensed Know-How comprised in the Licensed Technology would last for different terms. The Parties have determined in light of such considerations and for reasons of mutual convenience that blended royalty rates for the Licensed Patent Rights and the Licensed KnowHow licensed hereunder will apply during a single Royalty Term (which blended royalty rates would be advantageous for both Parties) for sales of Licensed Products in the Territory. Consequently, the Parties have agreed to adopt the royalty rates set forth in Sections 3.5 and 3.6 with respect to the sales of Licensed Products in the Territory as blended royalty rates.
3.8.3.Royalty Report and Payments. Within [***] days of the end of each Calendar Quarter, Valneva will deliver to LimmaTech a report setting forth, for that Calendar Quarter, all information reasonably required to determine the royalty and participation payments to be made under Sections 3.5 and 3.6. The information shall include, inter alia, with respect to (and clearly distinguishing) the Traveler’s Territory and the LMIC Territory (inside and outside of the Global Health Market), in both cases, on a Licensed Product-by-Licensed Product and country-by-country basis: (a) the gross sales and Net Sales of each Licensed Product in each country’s

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currency, including an accounting of deductions taken into account in the calculation of the Net Sales; (b) the payments received by Valneva from Global Health Partner(s) under Section 3.6.1(a); (c) in case of the supply by Valneva of drug substance or drug product to Global Health Partner(s), the drug substance or drug product revenue, the mark-up on costs of drug substance or drug product and a certification confirming the accuracy of the numbers communicated; (d) the applicable rate to convert from each country’s currency to Euro; (e) the basis for any adjustments to the royalty and/or participation payable for the sale of any such Licensed Product; and (f) the royalty and/or participation due hereunder for the sale of each such Licensed Product. No such reports will be due for any such Licensed Product (i) before the First Commercial Sale of such Licensed Product or (ii) after the Royalty Term for such Licensed Product has expired in all countries in the Territory. The total royalty and/or participation due for the sale of all such Licensed Products during such Calendar Quarter shall be paid within [***] after Valneva’s receipt of an invoice sent by LimmaTech for this purpose. With respect to the LMIC Territory, the Calendar Quarterly report shall include the corresponding report by the Global Health Partner(s) prepared under the Global Health License for the preceding Calendar Quarter.
3.8.4.Taxes and Withholding.
(a)It is understood and agreed between the Parties that any payments made by Valneva to LimmaTech under this Agreement are exclusive of any value added or similar tax (“VAT”) imposed upon such payments. Where VAT is properly added to a payment made under this Agreement, the Party making the payment will pay the amount of VAT only on receipt of a valid tax invoice issued in accordance with the laws and regulations of the country in which the VAT is chargeable without reduction in the amount otherwise payable to LimmaTech. In addition, the Parties shall co-operate in accordance with Applicable Law to minimize VAT in connection with this Agreement, as applicable.
(b)Of all payments to be made under Article 3 Valneva may retain taxes and other duties payable under the tax laws of Austria or any EU country where Valneva or its permitted assignee is located and may forward such retained payments to the competent tax authorities only if the following conditions are met:
(i)the respective tax is an income tax and no use tax, franchise tax, sales tax or other tax;
(ii)LimmaTech is the debtor of such income taxes under Applicable Law;
(iii)Valneva is required by Applicable Law to retain the tax from LimmaTech and to forward such tax to the competent tax authorities; and
In any event, the Parties shall reasonably support each other to address potential tax claims related to this Agreement. In this respect, the Parties undertake to cooperate to reduce or mitigate any withholding tax liability to the extent possible under the provisions granted by Applicable Law. To this effect, LimmaTech must in particular provide Valneva with a valid tax residence certificate (ZS-QU2) approved by the tax authorities of LimmaTech’s state of residence, prior to any payment.

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(c)Notwithstanding anything in this Agreement to the contrary, if an action (including but not limited to a re-domiciliation or similar action, any assignment or sublicense of its rights or obligations under this Agreement, or any failure to comply with Applicable Law or filing or record retention requirements) by a Party leads to the imposition of withholding tax liability or VAT on the other Party that would not have been imposed in the absence of such action or in an increase in such liability above the liability that would have been imposed in the absence of such action, then (i) the sum payable by that Party (in respect of which such deduction or withholding is required to be made) shall be increased to the extent necessary to ensure that the other Party receives a sum equal to the sum which it would have received had no such action occurred, (ii) otherwise, the sum payable by that Party (in respect of which such deduction or withholding is required to be made) shall be made to the other Party after deduction of the amount required to be so deducted or withheld, which deducted or withheld amount shall be remitted in accordance with Applicable Law.
(d)Tax Cooperation. Upon request, each Party shall use Commercially Reasonable Efforts to cooperate with the other Party to mitigate, reduce or eliminate adverse tax consequences to such other Party from changes in Applicable Law, the use of present or future Affiliates of either Party to engage in transactions described in or contemplated by this Agreement, or from other activities or transactions described in or contemplated by this Agreement.
3.8.5.Currency. All amounts payable and calculations under this Agreement will be in Euros. As applicable, Net Sales and any royalty deductions will be translated into Euros using the spot rate published in the Wall Street Journal for the last Business Day of the applicable Calendar Quarter. As regards more specifically the amounts of the Development Costs (including FTEs) of which LimmaTech shall keep Valneva informed under Section 3.2.1, these shall be translated into Euros in application of the exchange rate mechanism applied by the Swiss Federal Office for Customs and Border Security FOCBS (https://www.rates.bazg.admin.ch/home).

3.8.6.Method of Payment. Except as permitted pursuant to Section 3.8.5, each payment hereunder will be made by electronic transfer in immediately available funds via either a bank wire transfer, an ACH (automated clearing house) mechanism, or any other means of electronic funds transfer, at Valneva’s election, to such bank account as LimmaTech will designate in writing to Valneva at least [***] before the payment is due. All invoice or billing related questions should be referred to Valneva’s Accounting Department at [***] or by email to: [***].
3.8.7.Record Keeping. Valneva will keep, and will cause its Affiliates and Sublicensees to keep, books and accounts of record in connection with the sale of Licensed Products in sufficient detail to permit accurate determination of all figures necessary for verification of royalties and Commercial Milestone Payments to be paid hereunder. Valneva and its Affiliates will maintain such records for a period of at least [***] after the end of the Calendar Quarter in which they were generated.

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3.8.8.LimmaTech Audits. Upon [***] prior notice from LimmaTech, Valneva will permit an independent certified public accounting firm of nationally recognized standing selected by LimmaTech and reasonably acceptable to Valneva, to examine, at LimmaTech’s sole expense, the relevant books and records of Valneva and its Affiliates as may be reasonably necessary to verify the amounts reported by Valneva in accordance with Section 3.8.3 and the payment of royalties and Sales Milestone Payments hereunder. An examination by LimmaTech under this Section 3.8.8 will occur not more than once in any Calendar Year and will be limited to the pertinent books and records for any Calendar Year ending not more than three (3) years before the date of the request. The accounting firm will be provided access to such books and records at Valneva’s or its Affiliates’ facility(ies) where such books and records are normally kept and such examination will be conducted during Valneva’s normal business hours. Valneva may require the accounting firm to sign a reasonably acceptable nondisclosure agreement before providing the accounting firm with access to Valneva’s or its Affiliates’ facilities or records. LimmaTech shall submit to Valneva, along with any notice of an audit under this Section 3.8.8, a written list identifying all Patent Rights that LimmaTech believes in good faith are relevant to the audit request. Upon completion of the audit, the accounting firm will provide both Valneva and LimmaTech a written report disclosing any discrepancies in the reports submitted by Valneva or the royalties or Sales Milestone Payments paid by Valneva, and, in each case, the specific details concerning any discrepancies. No other information will be provided to LimmaTech.
3.8.9.Underpayments/Overpayments following LimmaTech Audits. If such accounting firm concludes that additional royalties or Sales Milestone Payments were due to LimmaTech, then Valneva will pay to LimmaTech the additional royalties or Sales Milestone Payments within [***] of the date Valneva receives such accountant’s written report. Further, if the amount of such underpayments exceeds more than [***] of the amount that was properly payable to LimmaTech, then Valneva will reimburse LimmaTech for LimmaTech’s out-of-pocket costs in connection with the audit. If such accounting firm concludes that Valneva overpaid royalties or Sales Milestone Payments to LimmaTech, then LimmaTech will refund such overpayments to Valneva, within [***] of the date LimmaTech receives such accountant’s report.
3.8.10.Confidentiality. Notwithstanding any provision of this Agreement to the contrary, all reports and financial information of Valneva, its Affiliates or its Sublicensees which are provided to or subject to review by LimmaTech under this Article 3 will be deemed to be Valneva’s Confidential Information and subject to the provisions of Article 7.
4.DEVELOPMENT PLAN
4.1.Scope of the Development Plan. Valneva and LimmaTech will collaborate in the Development of a Licensed Product as set forth in the Development Plan attached hereto as Exhibit 1.26, and in accordance with the terms and conditions set forth in this Article 4. The Development Plan provides for the activities to be performed by each Party, timelines for such activities, and milestones. With respect to the Development Costs, the Development Budget provides for the budgets for each such activity until the End

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of Phase 2, including estimated FTEs, costs of Materials required for such activities, and costs to be spent. The Development Plan may be amended from time to time in accordance with Section 4.3.
4.2.Allocation of Responsibilities.
4.2.1.General. Each Party will use Commercially Reasonable Efforts to perform its obligations under the Development Plan in a professional and timely manner. Further, each Party will perform its obligations under the Development Plan in compliance with all Applicable Law relating to its activities under the Development Plan.
4.2.2.Development Obligations; Subcontractors. For the execution of the LimmaTech Phase 2 Clinical Trials, the Parties will devote sufficient internal personnel to conduct the activities assigned to the respective Party under the Development Plan and necessary to conduct those studies. Until the End of Phase 2, neither Party will subcontract any of its responsibilities without the other Party’s prior written consent, such consent to be subject to terms and conditions agreed with such Subcontractor and such consent not to be unreasonably withheld, delayed or conditioned. The approval requirement does not apply with respect to Subcontractors of LimmaTech listed in Exhibit 4.2.2 hereto, [***]. The engagement of any Subcontractor in compliance with this Section 4.2.2 shall not relieve the Party engaging such Subcontractor of its obligations under this Agreement. Any agreement between a Party or its Affiliate and a Subcontractor pertaining to activities under the Development Plan shall be consistent with the provisions of this Agreement including (i) terms and conditions relating to Intellectual Property Rights under Article 6 and (ii) terms and conditions under which such Third Party is obligated to preserve the confidentiality of any Confidential Information received by such Third Party hereunder that are at least as restrictive as those described in Article 7. Furthermore, unless otherwise agreed in writing, prior to or at the time of engagement of any Subcontractor to perform any obligations hereunder, the Party engaging a Subcontractor or its Affiliate shall cause such Subcontractor to agree in writing to be bound by terms providing for the other Party rights no less favorable to such other Party than the rights granted in this Agreement. For clarity, after the End of Phase 2, Valneva is free to engage Subcontractors for the performance of its obligations under the Agreement.
4.2.3.Personnel Matters. Each Party acknowledges and agrees that it is solely responsible for the compensation of the personnel assigned to implement its respective obligations under the Development Plan, for the execution of the Phase 2 Clinical Trials and the technology transfer and shall be responsible for withholding all national, state, local or other applicable taxes and similar items for such personnel. Each Party also shall be responsible for all other employer- related obligations, including providing appropriate insurance coverage and employee benefits, and making all other deductions required by law affecting the gross wages of each Party’s employee. One Party’s personnel assigned to the other Party’s activities are not nor shall they be deemed to be employees of such other Party.

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4.2.4.Valneva Oversight of Development Activities. Subject to the JSC process as defined in Section 4.3, Valneva will oversee and retain final decision-making authority with respect to all Development activities performed under this Agreement, in accordance with the terms of this Agreement.
4.2.5.Manufacturing Technology Transfer. As of the Effective Date, LimmaTech shall cooperate with Valneva, and use Commercially Reasonable Efforts to facilitate the transfer to Valneva and/or, at Valneva’s election, to an Affiliate or CMO or CDMO, as agreed in the JSC, of all Licensed Know-How as reasonably necessary for Valneva to implement the then-current process for the Manufacture of the Licensed Product (the “Manufacturing Process”) at Valneva’s facilities and/or those of an Affiliate or CMO or CDMO, as agreed in the JSC (such transfer and implementation, as more fully described in the Development Plan). For the Phase 3 Clinical Trial for the Travelers’ Territory, Valneva and LimmaTech will confirm a suitable CMO or CDMO, with Valneva having the ultimate decision to choose a CMO or CDMO or to Manufacture the Licensed Product itself or have it Manufactured by a Valneva Affiliate.
The costs for the transition of the Manufacturing Process are included in the Development Costs set forth in the Development Budget, that can be amended from time to time pursuant to Section 4.3.
Once this transition has been successfully completed, Valneva will be responsible for Manufacturing the Licensed Product. Until such successful transition, LimmaTech shall be responsible for the procurement and supply of the Clinical Trial Materials required for the execution of LimmaTech Phase 2 Clinical Trials, which direct costs are part of the Development Costs and Valneva will reimburse LimmaTech pursuant to the Development
Budget. For clarity, LimmaTech’s obligations hereunder are limited to transfer Clinical Trial Materials and the Manufacturing Process “as is” and to the extent available at LimmaTech, its Affiliates or Subcontractors at the Effective Date. LimmaTech is under no obligation to improve the Manufacturing Process (except as set forth in the Development Plan) or to Manufacture additional Clinical Trial Materials.

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4.2.6.LimmaTech Disclosure and Knowledge Transfer Obligations. Without limiting LimmaTech’s obligations pursuant to Section 2.9, Section 2.10, Section 2.11, Section 2.12, Section 2.13, Section 2.14 or Section 4.2.5, during the Development Term, LimmaTech will:
(a)furnish to Valneva through the Alliance Managers in a timely manner true, accurate and complete copies of all new Development Data developed in connection with the Development Plan, in each case in such format as Valneva may reasonably request (including by download of digital files to a secure website or e-room designated and controlled by Valneva);
(b)provide to Valneva through the Alliance Managers written summaries of all activities, discoveries, Developments and results attained by LimmaTech under the Development Plan no less frequently than every three (3) months, i.e., prior to any meeting of the JSC;
(c)promptly notify Valneva of any suspected or actual misconduct, issues pertaining to data integrity or any other information that could reasonably signify or result in a lack of confidence in the accuracy or collection methods of data, each as such may relate to the activities being conducted under the Development Plan;
(d)transfer the IND for the Licensed Product to Valneva following completion of the study Subject recruitment into LimmaTech Phase 2 Clinical Trials or as otherwise set forth in the Development Plan or agreed by the JSC pursuant to Section 4.3; and
(e)provide Valneva with all reasonable assistance necessary or desirable (i) to effect the timely and orderly transfer of Licensed Technology to Valneva for Valneva’s use under the Development Plan, (ii) to effect the timely and orderly transfer of Licensed Technology to Valneva in order to enable Valneva to perform its obligations under Section 5.1; and (iii) for Valneva to exercise its rights under the licenses and sublicenses set forth in Article 2 that are effective at any given time during the Term.
4.3.Governance.
4.3.1.Joint Steering Committee.
(a)Formation; Composition. As soon as practical, but no later than [***] after the Effective Date, the Parties shall establish a Joint Steering Committee (JSC), comprised of individuals with appropriate decision-making authority, to provide oversight and decision-making regarding the activities of the Parties under this Agreement.

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The JSC shall consist of three (3) representatives from the executive leadership of each of the Parties, each with the requisite seniority to enable such person to make decisions on behalf of the Parties with respect to the issues falling within its jurisdiction. One of the three representatives of each Party shall be the Program Director. From time to time, each Party may substitute one (1) or more of its representatives to the JSC on written notice to the other Party. Valneva shall select from its representatives the chairperson for the JSC. From time to time, Valneva may change the representative who will serve as chairperson on written notice to LimmaTech. The JSC shall meet at least [***] a year, or as otherwise agreed to by the Parties, and such meetings may be conducted by telephone, video-conference or in person as determined by the JSC members, provided that with respect to in person meetings, unless otherwise agreed the location of such meetings shall alternate between locations designated by Valneva and locations designated by LimmaTech, and at least one meeting per year shall be in-person, unless otherwise agreed to by the Parties.
(b)Responsibilities. The purposes of the JSC shall be to:
(i)oversee the Development, and other Exploitation of the Licensed Product in the Territory;
(ii)coordinate the Parties’ activities under this Agreement;
(iii)receive prior to each JSC meeting written reports or presentations from both Parties of their respective progress with the Phase 2 Clinical Trials, and from Valneva regarding any later Clinical Trials, key milestones and the Regulatory Approval process;
(iv)exchange Development Data;
(v)agree on updates and amendments to the Development Plan;
(vi)review and serve as a forum for discussing the Phase 2 Clinical Trials and any later Clinical Trials, and discuss, prepare and approve amendments thereto, which approval will be reflected in the applicable minutes of the JSC meeting;
(vii)monitor and assess the progress of activities under any and all Clinical Trials, including Clinical Trial progress, enrollment and results;
(viii)monitor and assess the progress of activities related to the transfer of the Manufacturing Process, if applicable;
(ix)serve as a forum where the Parties inform each other on the identification of and negotiations with potential Global Health Partners;
(x)facilitate the flow of information between the Parties with respect to Development and regulatory activities of the Licensed Products in the Territory;
(xi)review the information provided by LimmaTech pursuant to Section 3.2 to ensure that the planned Development Costs are consistent with the costs set forth in the LimmaTech

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Phase 2 Clinical Trials and, if LimmaTech is contemplating costs that deviate from such Plan, make recommendations with respect thereto;
(xii)coordinate Intellectual Property Rights aspects;
(xiii)form such other committees and sub-committees as the JSC may deem appropriate, provided that such committees and sub-committees may make recommendations to the JSC but may not be delegated JSC decision-making authority;
(xiv)address such other matters relating to the activities of the Parties under the Agreement as either Party may bring before the JSC, including any matters that are expressly for the JSC to decide as provided in this Agreement;
(xv)establish secure access methods (such as secure databases) for each Party to access regulatory documentation and other JSC related information as contemplated under this Agreement;
(xvi)attempt to resolve any disputes between the Parties with respect to the performance of activities under the Agreement pursuant to Section 4.3.2; and
(xvii)perform such other functions as are set forth herein or as the Parties may mutually agree in writing, except where in conflict with any provision of this Agreement.
(c)JSC Term. The JSC will be dissolved upon 1st Regulatory Approval in the US or the EU unless the Parties otherwise agree in writing.
4.3.2.General Provisions.
(a)Meetings and Minutes. Meetings of the JSC may be called by either Party on no less than [***] notice. Each Party shall make all proposals for agenda items and shall provide all appropriate information with respect to such proposed items at least [***] in advance of the applicable meeting; provided that under exigent circumstances requiring input by the JSC, a Party may provide its agenda items to the other Party within a shorter period of time in advance of the meeting, or may propose that there not be a specific agenda for a particular meeting, so long as the other Party consents to such later addition of such agenda items or the absence of a specific agenda for such meeting, such consent not to be unreasonably withheld or delayed. The chairperson of the JSC shall prepare and circulate for review and approval of the Parties minutes of each meeting within thirty (30) calendar days after the meeting. The Parties shall agree on the minutes of each meeting promptly, but in no event later than the next meeting of the JSC, and such approved minutes shall be signed by each Alliance Manager (as defined in Section 4.3.3(b)).
(b)Procedural Rules. The JSC shall have the right to adopt such standing rules as shall be necessary for its work, to the extent that such rules are not inconsistent with this Agreement; provided that such rules shall not be subject to a deciding vote of either Party under Section 4.3.2(c) below. A quorum of the JSC shall exist whenever there is present at a meeting at least one (1) representative appointed by each Party. Representatives of the Parties on the JSC may

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attend a meeting either in person or by telephone, video conference or similar means in which each participant can hear what is said by, and be heard by, the other participants. Representation by proxy shall be allowed. The JSC shall take action by consensus of the representatives present at a meeting at which a quorum exists, with each Party having a single vote irrespective of the number of representatives of such Party in attendance, or by a written resolution signed by at least one (1) representative appointed by each Party. Employees or consultants of either Party that are not representatives of the Parties on the JSC may attend meetings of the JSC; provided that such attendees (i) shall not vote or otherwise participate in the decision-making process of the JSC, and (ii) are bound by obligations of confidentiality and non-disclosure equivalent to those set forth in Article 7.
(c)Dispute Resolution.
(i)If the JSC, with the assistance of the Alliance Managers, cannot, or does not, reach consensus on an issue at a meeting or within a period of [***] thereafter, then the matter may be referred by either Party to its respective CEO (or its C-level delegate), who shall meet in person or via video conference within [***] to attempt to resolve such matter in good faith. If the CEOs (or their C-level delegates) fail to reach agreement as to such matter for a period in excess of ten (10) Business Days from their initial meeting, Valneva shall have the right to resolve the matter and shall not be subject to resolution pursuant to Section 11.13; provided, however, that Valneva shall not have the right (a) to resolve disputes with respect to assigning any additional material obligations to LimmaTech; (b) to unilaterally reduce its diligence obligations under this Agreement; (c) to unilaterally adopt a decision that would cause significant delay of the Development timelines set forth in the Development Plan; or (d) modify the Binding Development Milestones listed in the Development Plan as of the Effective Date.
(ii)Disputes arising between the Parties in connection with or relating to this Agreement or any document or instrument delivered in connection herewith, and that are outside of the jurisdiction of the JSC and not within a Party’s sole decision-making authority, shall be resolved pursuant to Section 11.13.
(d)Limitations on Authority. Notwithstanding any provision of this Section 4.3 to the contrary,
(a) each Party will retain the rights, powers and discretion granted to it under this Agreement and no such rights, powers, or discretion will be delegated to or vested in the JSC unless such delegation or vesting of rights is expressly provided for in this Agreement or the Parties expressly so agree in writing, (b) the JSC will not have the power to amend this Agreement or otherwise modify or waive compliance with this Agreement in any manner and (c) neither Party will require the other Party to (i) breach any obligation or agreement that such other Party may have with or to a Third Party or (ii) perform any activities that are materially different or greater in scope or more costly than those provided for in the Development Plan then in effect.

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4.3.3.Collaboration Management.
(a)Program Directors. Each Party will appoint a program director to oversee all activities conducted under the Development Plan (each, a “Program Director” and together the “Program Directors”). Each Party may change its designated Program Director at any time upon written notice to the other Party. The Program Directors will coordinate the efforts of their respective Party in conducting activities under the Development Plan.
(b)Alliance Managers. Each Party will appoint a single individual to act as the primary point of contact between the Parties to support the activities under the Development Plan and, more generally, the Agreement (the “Alliance Managers”). Each Party may change its designated Alliance Manager at any time upon written notice to the other Party. The Alliance Managers will:
(i)use good faith efforts to attend (either in person or by telecommunications) all meetings of the JSC, but will be non-voting members at such meetings;
(ii)be responsible for setting dates and agendas for JSC meetings, and for capturing and distributing the associated minutes; and
(iii)be the first point of referral for all matters of conflict resolution and bring disputes to the attention of the JSC in a timely manner.
5.LICENSED PRODUCT DEVELOPMENT AND COMMERCIALIZATION.
5.1.General. Subject to the provisions of Section 2.3.2, Article 4 and Section 5.3, Valneva will have sole authority over and control of the Development, Manufacture, Regulatory Approval and Commercialization of Licensed Products.
5.2.LimmaTech Phase 2 Clinical Trials.
5.2.1.LimmaTech shall continue to act as the sponsor of the LimmaTech Phase 2 Clinical Trials and shall hold the IND relating thereto, subject to Section 4.2.6(d). Pursuant to Section 3.2, LimmaTech will contribute to the Development Costs associated with the LimmaTech Phase 2 Clinical Trials up to the Development Costs Cap.
5.2.2.LimmaTech shall ensure that the LimmaTech Phase 2 Clinical Trials are performed in accordance with this Agreement, the applicable protocols and all Applicable Law, including GCP. In the event that any Regulatory Authority, ethics committee or institutional review board has questions related to a protocol or the conduct of the LimmaTech Phase 2 Clinical Trials LimmaTech will immediately notify Valneva of such questions and will work with Valneva to respond to such questions.
5.2.3.LimmaTech shall ensure that all directions from any Regulatory Authority and/or ethics committee with jurisdiction over the LimmaTech Phase 2 Clinical Trials are followed. Valneva shall have the right (but no obligation) to participate in any discussions with a Regulatory Authority regarding the LimmaTech Phase 2 Clinical Trials.

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5.2.4.LimmaTech shall ensure that all reports and related documentation required for the LimmaTech Phase 2 Clinical Trials are maintained in good scientific manner and in compliance with Applicable Law.
5.3.Diligence.
5.3.1.Development Diligence. Valneva’s Development diligence obligations include that it will use its Commercially Reasonable Efforts (i) to Develop a Licensed Product in the Field of Use in accordance with the Development Plan and not halt or delay such Development without reasonable objective cause, such as, but not limited to, if required by Regulatory Authorities or in the event of a Force Majeure; (ii) to seek Regulatory Approval for a Licensed Product in the Field of Use in the Major Market Countries; (iii) to collaborate with LimmaTech to select a Global Health Partner and negotiate and enter into a Global Health License in accordance with Section 2.3.2; (iv) to ensure that the Global Health Partner with whom a Global Health License has been entered into complies with its own development diligence obligations under such Global Health License by exercising against it the rights provided for in such Global Health License when necessary; and (v) to support the request for a Priority Review Voucher for Licensed Products at the FDA.
LimmaTech’s Development diligence obligations include that it will use its Commercially Reasonable Efforts (i) to complete the LimmaTech Phase 2 Clinical Trials in accordance with its obligations and activities under this Agreement and the Development Plan; (ii) to collaborate with Valneva to select a Global Health Partner and negotiate a Global Health License in accordance with Section 2.3.2; and (iii) to support the request for a Priority Review Voucher for Licensed Products at the FDA.
5.3.2.Commercial Diligence. Valneva’s Commercial diligence obligations include that it will use its Commercially Reasonable Efforts (i) to Commercialize a given Licensed Product in the Field of Use in each Major Market Country in the Territory where Valneva has received Regulatory Approval for such Licensed Product in such indication; and (ii) to ensure that the Global Health Partner with whom a Global Health License has been entered into complies with its own diligence obligations under such Global Health License by exercising against it the rights provided for in such Global Health License when necessary.

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5.3.3.Exceptions to Diligence Obligations. Notwithstanding any provision of this Agreement to the contrary, Valneva or LimmaTech will be relieved of their diligence obligations to the extent that:
(i)Valneva or LimmaTech receives, generates, or otherwise becomes aware of, any safety, tolerability or other data indicating or signaling that a Licensed Product has or would have an unacceptable risk-benefit profile or is otherwise not suitable for initiation or continuation of Clinical Trials;
(ii)Valneva or LimmaTech receives any notice, information or correspondence from any applicable Regulatory Authority, or any applicable Regulatory Authority takes any action, that indicates that a Licensed Product is unlikely to receive Regulatory Approval;
(iii)LimmaTech fails to fulfill its Development or other obligations under this Agreement and such failure prevents Valneva from fulfilling the Valneva Diligence Obligations; or
(iv)the transfer of the Manufacturing Process by LimmaTech to Valneva’s facilities or those of an Affiliate or CMO or CDMO designated by Valneva is not completed within the timelines set forth in the Development Plan, and such delay leads to a shift of timelines in the Development Plan;
provided, however, that in the event of (a) Section 5.3.3(i) and (ii), such exceptions only apply if Valneva terminates this Agreement in accordance with Section 9.3 within a reasonable time period – not to exceed [***] - after having learned of the event justifying such exceptions, and (b) Section 5.3.3(iii) and (iv), such exceptions only apply to the corresponding time adjustment needed to cover the delay incurred by the respective event.
5.3.4.Deemed Satisfaction of Valneva Diligence Obligations. Without in any way expanding Valneva’s obligations under this Agreement, Valneva’s achievement of any Development Event in accordance with the timelines of the Development Plan and entitling LimmaTech to receive a specific Development Milestone Payment described in Section 3.3 will be conclusive evidence that Valneva has satisfied all Valneva Diligence Obligations in the Travelers’ Territory and under this Agreement up to the date that such Development Event is achieved.
For the avoidance of doubt, the first paragraph of this Section 5.3.4 is intended only as an example of diligence constituting satisfaction of the Valneva Diligence Obligations. Valneva may fully satisfy the Valneva Diligence Obligations without achieving any the specific diligence example set forth in this Section 5.3.4, provided that Valneva otherwise complies with the provisions of Section 5.3.1 or Section 5.3.2, as applicable.
5.3.5.Performance by the Parties’ Affiliates or Valneva’s Sublicensees. For avoidance of doubt, any actions taken by the Parties’ Affiliates or Valneva’s Sublicensees (or their respective Subcontractors) under this Agreement shall be treated as actions taken by, as the case may be, either Party in regard to satisfaction of the requirements of this Section 5.3.

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5.4.Regulatory Matters.
5.4.1.Regulatory Reporting. Except as necessary for LimmaTech to complete the LimmaTech Phase 2 Clinical Trials, Valneva or its designated Affiliate(s) will have the sole authority and responsibility to make or file all filings, reports and communications with all Regulatory Authorities with respect to any Licensed Product in the Field of Use in the Territory, including all reports required to be filed in order to obtain or maintain any Regulatory Approvals granted for Licensed Products in the Field of Use in the Territory and adverse drug experience reports. Upon Valneva’s request, LimmaTech will provide Valneva with any data or other information in LimmaTech’s possession and otherwise provide reasonable assistance to Valneva in connection with any such filings, reports and communications.
5.4.2.Regulatory Approvals. Unless otherwise expressly agreed with the Global Health Partner(s), Valneva or its designated Affiliate(s) will have the sole authority to prepare and file applications, in its own name, for Regulatory Approval for Licensed Products in the Field of Use in the Territory, including communicating with any Regulatory Authority both prior to and following Regulatory Approval. To the extent reasonably possible under the applicable regulatory timelines, Valneva (i) will make available to LimmaTech copies of drafts of all regulatory filings and material correspondences with Regulatory Authorities to enable LimmaTech, if it so desires and at its own costs and expenses, to review and comment on them, and (ii) will take such comments into reasonable consideration in its dealings with the Regulatory Authorities. Further, LimmaTech shall have the right to participate in meetings with Regulatory Authorities as a silent observer at its own expense. As set forth in Section 4.2.6(d), LimmaTech will assign to Valneva any and all INDs, Regulatory Approvals or any other rights or permissions granted by any Regulatory Authority, together with all other regulatory filings and Development Data, to the extent such assignment is permissible under Applicable Law. Further, LimmaTech will take all actions and provide all assistance reasonably requested by Valneva to effect the assignments in this Section 5.4.2 immediately following the End of Phase 2, or at such time as directed by Valneva. Such assistance will be refunded by Valneva at the Fully Loaded FTE Rate.
5.4.3.Cooperation. If reasonably requested by Valneva, LimmaTech shall assist and cooperate with Valneva in connection with the preparation of filings, reports and communications to Regulatory Authorities with respect to any Licensed Product in the Field of Use in the Territory, at Valneva’s sole expense. LimmaTech will and will cause its Affiliates to cooperate with Valneva and all Valneva Representatives in the event of any inspection by a Regulatory Authority related to any Licensed Product or any activities to be performed under this Agreement. Any extraordinary cooperation following the End of Phase 2 which requires a Representative of LimmaTech to spend more than [***] in one calendar month or more than [***] in a [***] period will be refunded by Valneva at the Fully Loaded FTE Rate based on the number of hours effectively fulfilled, as evidenced by written records.
5.4.4.Right of Reference. Valneva hereby grants to LimmaTech a Right of Reference to all Development Data (including any regulatory filings or Regulatory Approvals) Controlled by Valneva, its Affiliates or Sublicensees in the Travelers’ Territory that relate to any Licensed

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Product alone (i.e. excluding any Combination), in all cases solely for the development, manufacture, commercialization and exploitation of products outside the Field of Use. Pursuant to the terms and conditions of this Agreement, Valneva will provide a signed statement to this effect, if requested by LimmaTech. LimmaTech may grant such Right of Reference to its Affiliates and licensees.
5.4.5.Pharmacovigilance. The Parties will have in place and will maintain during the Term systems, procedures, training programs and documentation needed to perform and comply with their pharmacovigilance regulatory obligations, and each Party shall promptly inform the other Party of any safety issues that may arise and that need to be reported under Applicable Law. The Parties will enter into a separate pharmacovigilance agreement, if needed, and such pharmacovigilance agreement shall be coordinated with the Global Health Partner(s) and potential other Sublicensees.
5.5.Commercialization Activities.
5.5.1.General. Subject to Section 5.1, including the rights of the Global Health Partner(s) under the Global Health License(s), Valneva will have sole and exclusive control over all matters relating to the Commercialization of the Licensed Products in the Field of Use in the Territory, including sole and exclusive control over (a) pricing of Licensed Products and (b) the negotiation of Licensed Product pricing with Regulatory Authorities and other Third Parties, in each case in the Field of Use in the Territory.
5.5.2.Branding. Valneva or its designated Affiliates or Sublicensees will select and own all Trademarks and Copyrights used in connection with the Commercialization of any and all Licensed Products in the Field of Use in the Territory (other than LimmaTech’s corporate names and logos). Neither LimmaTech nor its Affiliates will use or seek to register, anywhere in the world, any Trademark which is confusingly similar to any Trademark used by or on behalf of Valneva, its Affiliates or Sublicensees in connection with any Licensed Product.
5.6.Manufacturing. Subject to Section 5.1 and to the provisions of the Development Plan, Valneva will have the exclusive right and responsibility to Manufacture Licensed Products for the Territory itself or through one or more Affiliates or Third Parties selected by Valneva in its sole discretion.
5.7.Progress Reporting Post JSC Dissolution. After the dissolution of the JSC under Section 4.3.1(c), Valneva will provide LimmaTech with (i) one (1) written report per [***] summarizing Valneva’s activities to Commercialize the Licensed Products; and (ii) annual marketing plans including rolling forward estimates on the sales of Licensed Products both in the Travelers’ Territory and in the LMIC Territory in the next [***], such marketing plans to be provided within the first [***] of the Calendar Year to which they relate. Any information or written report provided by Valneva to LimmaTech pursuant to this Section 5.7 will be deemed to be Valneva’s Confidential Information and subject to the provisions of Article 7.
6.INTELLECTUAL PROPERTY.

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6.1.Platform Patent Rights. The Parties acknowledge that the rights that LimmaTech grants to Valneva in the Platform Patent Rights under the Agreement are limited in light of the rights that LimmaTech has in said Platform Patent Rights pursuant to the corresponding LimmaTech Third Party Agreements. In this case, Valneva’s rights in the Platform Patent Rights are limited as follows:
6.1.1.Management and Enforcement of Platform Patent Rights. LimmaTech or the Third Party Licensor, at LimmaTech’s discretion, shall have the sole right, at its expense, using legal counsel of its choosing including professional staff employed by the Third Party Licensor, to:
(a)prepare, file, obtain, prosecute (including any oppositions, interferences, reissue proceedings and re-examinations), maintain all Platform Patent Rights throughout the Territory, whereby Valneva shall have the right to assume management of all the Platform Patent Rights in accordance with Section 6.2.2(a)(ii), in countries where the Third Party Licensor has confirmed in writing to LimmaTech that (i) it does not have any interest in filing or pursuing further any application and (ii) consents to LimmaTech or a Third Party licensee taking over, and LimmaTech itself has notified Valneva of its choice not to pursue the management of the relevant Platform Patent Rights; and
(b)take any actions it deems appropriate in its sole discretion to stop infringement of a Platform Patent Right by any Third Party, or to grant the infringing party adequate rights and licenses under the Platform Patent Rights necessary for continuing its activities.
6.1.2.Suspected Infringement.
(a)If Valneva or LimmaTech has reason to believe that a Third Party may be infringing any of the Platform Patent Rights, it shall duly notify the other Party in writing thereof, identifying the suspected infringer and the suspected infringement and furnishing the information upon which such suspicion is based.
(b)In the event of alleged infringement of the national or regional equivalents of patent WO 21/255684 (see description further outlined in Exhibit 1.79), if the Third Party Licensor elects not to bring a suit against an alleged infringer or not to defend against an infringement claim (of which, when applicable, LimmaTech will inform Valneva within a reasonable time), Valneva shall have the primary right to commence such action or defense, at its own cost and expense, of which it shall notify LimmaTech, who shall in turn notify the Third Party Licensor, both of whom shall then have the right to participate in and be represented in any such proceedings by their own counsel at their own expense. If Valneva elects not to bring a suit against an alleged infringer or not to defend against an infringement claim, it shall promptly notify LimmaTech of such decision, and in any event within [***] after receipt of the Third Party infringement notice, and LimmaTech shall then have the right, but not the obligation to take action or bring suit with respect to such Third Party infringement at its own expense. The Party not bringing the suit shall provide reasonable assistance to the Party suing, as requested and useful for the purpose of this Section 6.1.2(b). Section 6.2.3(c) shall apply mutatis mutandis.

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(c)Where the Third Party Licensor pursues an infringement action with the support of LimmaTech and Valneva, any damages, profits or other compensation recovered by such proceedings will be split between the Parties and the Third Party Licensor, with [***] going to the Third Party Licensor, [***] going to Valneva, and [***] going to LimmaTech. If the Third Party Licensor elects not to pursue an infringement action, Section 6.2.3(b) shall apply mutatis mutandis.
6.2.LimmaTech Technology.
6.2.1.Ownership of LimmaTech Technology. Notwithstanding any provision of this Agreement to the contrary, LimmaTech will own all right, title and interest in and to LimmaTech Technology.
6.2.2.Filing, Prosecution and Maintenance of LimmaTech Patent Rights.
(a)Management of LimmaTech Patent Rights until the End of Phase 2.
(i)Pursuant to Section 1.55, LimmaTech will have the first right to file LimmaTech Patent Rights until the End of Phase 2, LimmaTech will inform Valneva of the applications filed within [***] of their effective filing.
(ii)Until the End of Phase 2, unless otherwise expressly provided for in the Agreement and provided that LimmaTech has filed the LimmaTech Patent Rights in accordance with Section 6.2.2(a)(i), LimmaTech will have the first right to prosecute and maintain the LimmaTech Patent Rights in the Territory using counsel of its own choice reasonably acceptable to Valneva, whose consent shall not be unreasonably withheld, conditioned or delayed. LimmaTech will keep Valneva advised on the status of the preparation, prosecution and maintenance of all patent applications and issued patents included within the LimmaTech Patent Rights. Further, LimmaTech will (i) allow Valneva a reasonable opportunity and reasonable time to review and provide comment regarding relevant substantive communications to LimmaTech and drafts of any substantive responses or other proposed substantive filings before any applicable filings are submitted to any relevant patent office (or Governmental Authority) in a Major Market Country and (ii) reflect any reasonable and timely comments offered by Valneva in any final filings submitted by LimmaTech to any relevant patent office (or Governmental Authority) in a Major Market Country unless LimmaTech believes doing so may delay issuance or otherwise compromise patent coverage for the Licensed Products. Unless otherwise provided for in this Agreement, LimmaTech will be solely responsible for all costs incurred in connection with its prosecution and maintenance of the LimmaTech Patent Rights.
(iii)If LimmaTech elects not to file a patent application included in the LimmaTech Patent Rights in any country or elects to cease the prosecution or maintenance of all patent applications and patents of a particular LimmaTech Patent Rights in any country, LimmaTech will provide Valneva with written notice of its decision not less than [***] before any action is required to avoid abandonment or lapse. If Valneva elects to file or continue such prosecution and maintenance at its costs, (i) Valneva will promptly identify

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and engage the attorneys and agents who will conduct further activities and LimmaTech will reasonably cooperate to promptly transfer the necessary files and execute the necessary forms regarding such transfer, (ii) except as set forth in (i) above, LimmaTech will have no responsibility with respect to the filing, prosecution or maintenance of, or any expenses incurred in connection with, any such LimmaTech Patent Rights following LimmaTech’s notice. Valneva will not disclose any of LimmaTech’s Confidential Information in connection with such filing, prosecution or maintenance without LimmaTech’s prior written approval. Valneva will keep LimmaTech advised on the status of the preparation, filing, prosecution, and maintenance of all such LimmaTech Patent Rights and will reasonably consider any comments made by LimmaTech in connection therewith.
(b)Management of LimmaTech Patent Rights after the End of Phase 2. After the End of Phase 2, Valneva has the right to take over the prosecution and maintenance of those of LimmaTech Patent Rights that solely Cover the Licensed Products in the Field of Use, at Valneva’s sole costs and under corresponding conditions as the primary right of management enjoyed by LimmaTech until the End of Phase 2. If the case arises, Valneva will notify LimmaTech of its intention to take over the management of LimmaTech Patent Rights so that LimmaTech can take the necessary steps to ensure the planned management takeover.
(c)Patent Term Restoration and Extension. Valneva will have the exclusive right, but not the obligation, to seek, at its sole expense, in LimmaTech’s name if so required, patent term extensions, and supplemental protection certificates and the like available under the Applicable Law, including 35 U.S.C. § 156 and applicable foreign counterparts, in any country in the Territory in relation to the LimmaTech Patent Rights. LimmaTech and Valneva will cooperate in connection with all such activities. Valneva, its agents and attorneys will give due consideration to all suggestions and comments of LimmaTech regarding any such activities, but in the event of a disagreement between the Parties, Valneva will have the final decisionmaking authority; provided, however, that Valneva will seek (or allow LimmaTech to seek) to extend any LimmaTech Patent Rights at LimmaTech’s request, including through the use of supplemental protection certificates and the like, unless in Valneva’s reasonable legal determination such LimmaTech Patent Rights may not be extended under the Applicable Law without limiting Valneva’s right to extend any other Patent Rights.
(d)Clarifications. For clarity, (i) prosecution under this Section 6.2.2 includes opposition, revocation, post-grant review or other patent office proceedings, unless such proceedings are concurrent with Third Party litigation under Section 6.2.3, in which case the provisions of Section 6.2.3 shall govern the Parties’ rights and obligations with respect to such proceedings, and (ii) Third Party declaratory judgment actions or other court actions relating to Patent Rights shall be governed by Section 6.2.3, and by Section 6.2.4 if applicable.
(e)Liability. To the extent that a Party is obtaining, prosecuting or maintaining Patent Rights or otherwise exercising its rights under this Section 6.2.1, such Party, and its Affiliates and/or Representatives, will not be liable to the other Party in respect of any act, omission, default or

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neglect on the part of any such Party, or its Affiliates and/or Representatives, in connection with such activities undertaken in good faith.
(f)Recording. If Valneva deems it necessary or desirable to register or record this Agreement or evidence of this Agreement with any patent office or other appropriate Governmental Authority(ies) in one or more jurisdictions in the Territory, LimmaTech will reasonably cooperate to execute and deliver to Valneva any documents accurately reflecting or evidencing this Agreement that are necessary or desirable, in Valneva’s reasonable judgment, to complete such registration or recordation.
(g)Joint Research Agreement. The Agreement shall be understood to be a joint research agreement under 35 U.S.C § 103(c)(3) entered into for the purpose of researching, identifying and Developing the Licensed Products.
6.2.3.Enforcement and Defense of LimmaTech Patent Rights.
(a)Enforcement. Each Party will promptly notify the other in the event of any actual, potential or suspected infringement of a patent under the LimmaTech Patent Rights by any Third Party (“Third Party Infringement”).
As between Valneva and LimmaTech, if the infringing activities are inside the Field of Use, Valneva will have the primary right, but not the obligation, to institute litigation or take other steps to remedy such Third Party Infringement in the Territory, and any such litigation or steps will be at Valneva’s expense. If Valneva decides to initiate proceedings, LimmaTech will have the right, but not the obligation, to voluntarily intervene and be represented in any such proceedings by its own counsel at its own expense.
If Valneva elects not to bring a suit against an alleged Third Party Infringer, it shall promptly notify LimmaTech of such decision, and in any event within [***] after receipt of the Third Party Infringement notice, and LimmaTech shall then have the right, but not the obligation to take action or bring suit with respect to such Third Party Infringement at its own expense. If LimmaTech decides to initiate proceedings, Valneva will have the right, but not the obligation, to voluntarily intervene and be represented in any such proceedings by its own counsel at its own expense.
The Party not bringing (and not voluntarily intervening in) the suit shall provide reasonable assistance to the Party suing, as requested and useful for the purpose of this clause.
Where the infringing activities are outside the Field of Use, LimmaTech and the Third Party Licensor shall have the primary right, but not the obligation, to institute litigation or take over steps to remedy infringement in connection with the LimmaTech Patent Rights, corresponding to Valneva’s primary right in the Territory inside the Field of Use.
The competent Party will use Commercially Reasonable Efforts to conduct the defense actions in the best interest of the respective LimmaTech Patent Rights. Subject hereto, neither Party will incur any liability to the other Party (other than that related to a Party’s indemnification

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obligation pursuant to Article 10) as a consequent of any litigation initiated or pursued pursuant to this Section 6.2.3(a) or any unfavorable decision resulting therefrom, including any decision holding any LimmaTech Patent Rights invalid or unenforceable.
(b)Recoveries. Any recoveries obtained by either Party in the Travelers’ Territory inside the Field of Use as a result of any proceedings with regard to a Third Party Infringement under this Section 6.2.3 shall be allocated as follows:
(i)such recovery shall first be used to reimburse each Party for all reasonable costs incurred in connection with such proceeding;
(ii)such recovery shall then be used to compensate each Party for the respective damages suffered from a Third Party Infringement (in the case of damage suffered by LimmaTech, as calculated at the royalty rate) provided that in the event the remaining portion of the recovery is not sufficient to compensate each Party’s damages, such compensation shall be shared on a pro-rata basis depending on the amount of the respective damage suffered; and
(iii)the remaining portion of such recovery, if any, shall be equally shared between LimmaTech and Valneva.
(c)Settlements. Valneva will not, without the prior written consent of LimmaTech, enter into any compromise or settlement relating to such litigation that (i) admits the invalidity or unenforceability of any LimmaTech Patent Rights; or (ii) requires Valneva to abandon any LimmaTech Patent Rights. LimmaTech, upon request of Valneva, agrees to timely commence or to join in any such litigation, at Valneva’s expense, and in any event to cooperate with Valneva in such litigation or steps at Valneva’s expense. LimmaTech will have the right to consult with Valneva about such litigation and to participate in and be represented by independent counsel in such litigation at LimmaTech’s own expense.
6.2.4.Other Actions by Third Parties. Each Party will promptly notify the other Party in the event of any legal or administrative action by any Third Party involving any LimmaTech Patent Rights of which it becomes aware, including any nullity, revocation, interference, reexamination or compulsory license proceeding. Valneva will have the first right, but no obligation, to defend against any such action involving any LimmaTech Patent Rights, in its own name (to the extent permitted by Applicable Law), and any such defense will be at Valneva’s expense, subject to LimmaTech’s indemnification obligations under Article 10. LimmaTech, upon Valneva’s request, agrees to join in any such action at Valneva’s expense and in any event to cooperate with Valneva at Valneva’s expense. If Valneva elects not to defend against any such action involving LimmaTech Patent Rights, then LimmaTech will have the right to defend such action, in its own name, and any such defense will be at LimmaTech’s expense.
6.2.5.Purple Book Listings. To the extent of any LimmaTech Patent Rights Covering a Licensed Product, the Parties shall cooperate with each other to enable Valneva to make filings with Regulatory Authorities, as required or allowed in connection with (i) in the US, the FDA’s

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Purple Book and the Biologics Price Competition and Innovation Act and (ii) outside the US, under the national implementations of Article 10.1(a)(iii) of Directive 2001/EC/83 or other international equivalents thereof. Valneva shall consider LimmaTech’s reasonable requests in connection therewith, including meeting any submission deadlines, in each case, to the extent required or permitted by Applicable Law.
6.2.6.Paragraph IV Type Notices. Notwithstanding any provision of this Agreement to the contrary, each Party will immediately (but in no event later than [***] following receipt or discovery, whichever occurs first) give written notice to the other of any certification of which it becomes aware filed pursuant to any statutory or regulatory requirement in any country in the Territory similar to 21 U.S.C. § 355(b)(2)(A)(iv) or § 355(j)(2)(A)(vii)(IV) (or any amendment or successor statute thereto) claiming that any LimmaTech Patent Rights Covering any Licensed Product is invalid or that infringement will not arise from the Development, Manufacture, use or Commercialization in the Territory of such Licensed Product by a Third Party. Upon the giving or receipt of such notice, Valneva will have the primary right, but not the obligation, to bring an infringement action against such Third Party. In connection with any action brought by Valneva under this Section 6.2.6, LimmaTech, upon Valneva’s request, will reasonably cooperate with Valneva in any such action at Valneva’s expense and will timely commence or join in any such action at Valneva’s request and expense. In the event of any conflict between the terms of this Section 6.2.6 and the terms of Section 6.2.3(a), the terms of this Section 6.2.6 will control and govern.
6.2.7.Notice of Infringement. If the Development, Manufacture, Commercialization or use of any Licensed Product, the practice of any LimmaTech Technology, or the exercise of any other right granted by LimmaTech to Valneva hereunder (collectively, the “Licensed Activities”) by Valneva or any of its Affiliates or Sublicensees is alleged by a Third Party to infringe, misappropriate or otherwise violate such Third Party’s Patent Rights or other Intellectual Property Rights or that Valneva or LimmaTech otherwise identifies any Third Party’s Patent Rights or other Intellectual Property Rights that may be relevant to such activities, Valneva or LimmaTech – as the case may be – will, promptly upon becoming aware of such allegation or identification, notify the other Party in writing.
6.2.8.Third Party Infringement Suits. Each of the Parties will promptly notify the other in the event that any Third Party files any suit or brings any other action alleging patent infringement by Valneva or LimmaTech or any of their respective Affiliates or Sublicensees with respect to the Development, Manufacture, Commercialization or use of any Licensed Product or the practice of any LimmaTech Technology (any such suit or other action referred to herein as an “Infringement Claim”). Notwithstanding anything to the contrary in Article 10, in the case of any Infringement Claim against Valneva (including its Affiliates or Sublicensees) alone or against both Valneva and LimmaTech (including its Affiliates), Valneva will have the primary right, but not the obligation, to control the defense of such Infringement Claim, including control over any related litigation, settlement, appeal or other disposition arising in connection therewith. LimmaTech, upon request of Valneva, agrees to cooperate with Valneva at Valneva’s expense. LimmaTech will have the right to consult with

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Valneva concerning any Infringement Claim and to participate in and be represented by independent counsel in any associated litigation in which LimmaTech is a party at LimmaTech’s own expense. In the case of any Infringement Claim against LimmaTech alone, Valneva will have the right to consult with LimmaTech concerning such Infringement Claim and Valneva, upon request of LimmaTech, will reasonably cooperate with LimmaTech at LimmaTech’s expense. Sections 6.2.3(b) and 6.2.3(c) shall apply mutatis mutandis.
6.2.9.Misappropriation Actions Relating to LimmaTech Know-How. Each Party will promptly notify the other in the event of any actual, potential or suspected misappropriation of any LimmaTech Know-How by any Third Party. As between Valneva and LimmaTech, Valneva will have the sole right, but not the obligation, to institute litigation or take other steps to remedy misappropriation in connection therewith, and any such litigation or steps will be at Valneva’s expense. Valneva will not, without the prior written consent of LimmaTech, enter into any compromise or settlement relating to such litigation that (a) admits that all or any portion of the LimmaTech Know-How is not protectable under Applicable Law, including relevant Trade Secret Applicable Law, or (b) requires Valneva to abandon protection for any LimmaTech Know-How. In order to establish standing, LimmaTech, upon request of Valneva, agrees to timely commence or to join in any such litigation, at Valneva’s expense, and in any event to cooperate with Valneva in such litigation or steps at Valneva’s expense. LimmaTech will have the right to consult with Valneva about such litigation and to participate in and be represented by independent counsel in such litigation at LimmaTech’s own expense. Neither Party will incur any liability to the other Party (other than that related to a Party’s indemnification obligation pursuant to Article 10) as a consequent of any litigation initiated or pursued pursuant to this Section 6.2.9 or any unfavorable decision resulting therefrom.
6.3.Valneva Technology.
6.3.1.Ownership of Valneva Technology. Notwithstanding any provision of this Agreement to the contrary, Valneva will own all rights, titles and interests in and to Valneva Technology. LimmaTech agrees to assign and hereby irrevocably assigns, and will cause its Representatives to assign to Valneva all rights, titles and interests throughout the world in and to any and all Valneva Technology generated after the Effective Date. Further, LimmaTech will, and will cause its Representatives to, execute any and all assignments, applications for domestic and foreign patents and other documents and to do such other acts (including the execution and delivery of instruments of further assurance or confirmation) reasonably requested by Valneva to assign such Valneva Technology to Valneva and to permit Valneva to practice and enforce such Valneva Technology.
6.3.2.License from Valneva to LimmaTech over Valneva Technology. Valneva grants LimmaTech an upfront fully paid-up, royalty-free, exclusive, worldwide, sublicensable in multiple tiers, license under the Valneva Patent Rights (a) made (i) solely by or on behalf of LimmaTech or its Representatives or (ii) jointly by or on behalf of the Parties or their Representatives, in either case after the Effective Date and during the Term; and (b) that relate to the Licensed Product and not to the Combination (i.e., excluding any rights covering

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Active Ingredients in a Combination which are not licensed under this Agreement), for use outside the Field of Use. Further, Valneva grants LimmaTech an upfront fully paid-up, royalty-free, non-exclusive, worldwide, sublicensable pursuant to Section 4.2.2, license for use of the Valneva Technology inside the Field of Use solely for the performance of the Phase 2 Clinical Trials.
6.3.3.Filing, Prosecution and Maintenance. Valneva will have the sole right, but no obligation, using legal counsel of its choosing and at its expense, to prepare, file, obtain, prosecute (including any oppositions, interferences, reissue proceedings and re-examinations), maintain and discontinue all Patent Rights that it owns or to which it otherwise has control of prosecution rights, including the Valneva Patent Rights, in its sole discretion. At least quarterly through the JSC until the End of Phase 2, and thereafter upon LimmaTech’s reasonable request not more than once per [***], Valneva will provide a status report listing the status of all patent applications and issued patents included within the Valneva Patent Rights that Valneva is prosecuting and maintaining. Valneva will be solely responsible for all costs incurred in connection with prosecution and maintenance of the Valneva Patent Rights following the end of the Development Term.
6.3.4.Enforcement and defense. Valneva will have the sole right, but no obligation, to take action to obtain a discontinuance of infringement or bring suit against a Third Party infringing or challenging the validity or enforceability of any Valneva Patent Rights inside the Field of Use. Where the infringing activities relate to the Licensed Product and not to the Combination (i.e., excluding any rights covering Active Ingredients in a Combination which are not licensed under this Agreement) and are outside the Field of Use, LimmaTech and the Third Party Licensor shall have the primary right, but not the obligation, to institute litigation or take over steps to remedy infringement in connection with the Valneva Patent Rights relating to the License Product and not to the Combination (i.e., excluding any rights covering Active Ingredients in a Combination which are not licensed under this Agreement).
6.3.5.Misappropriation Actions. Valneva will have the sole right, but no obligation, to take action to obtain a discontinuance of misappropriation or bring suit against a Third Party that is misappropriating, or that is suspected of misappropriating, any Valneva Know-How.
7.CONFIDENTIALITY, PUBLICATION AND DATA PROTECTION.
7.1.Obligation of Confidentiality. Except to the extent expressly authorized by this Agreement, the Parties agree that, from the Effective Date and for as long as the Confidential Information remains confidential and has not been made public other than by breach of this obligation of confidentiality, the Receiving Party will: (a) keep the Disclosing Party’s Confidential Information confidential and implement all appropriate and reasonable safeguards to this effect; (b) not disclose, or permit the disclosure of, the Disclosing Party’s Confidential Information; and (c) not use, or permit to be used, the Disclosing Party’s Confidential Information for any purpose other than to permit the Receiving Party to exercise its rights, and perform its obligations under the terms of this Agreement.

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7.2.Limitations. Notwithstanding the foregoing provisions of Section 7.1, the Receiving Party's above obligations of confidentiality shall not apply to the extent that the Receiving Party can demonstrate that any of the Disclosing Party's Confidential Information:
(a)was already known by the Receiving Party (other than under an obligation of confidentiality to the Disclosing Party) at the time of disclosure by or on behalf of the Disclosing Party;
(b)was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party;
(c)became generally available to the public or otherwise part of the public domain after its disclosure to the Receiving Party, other than through any act or omission of the Receiving Party in breach of its obligations under this Agreement;
(d)was disclosed to the Receiving Party by a Third Party who did not obtain such information from the Disclosing Party and is not acting in breach of an obligation of confidentiality; or
(e)was independently discovered or developed by or on behalf of the Receiving Party without use of, reference to or reliance upon any Confidential Information disclosed by the Disclosing Party.
7.3.Authorized Disclosure.
7.3.1.Disclosure to Party Representatives. Notwithstanding the foregoing provisions of Section 7.1, the Receiving Party may disclose Confidential Information belonging to the Disclosing Party to the Receiving Party’s Representatives who (a) have a need to know such Confidential Information in connection with the performance of the Receiving Party’s obligations or the exercise of the Receiving Party’s rights under this Agreement and (b) are bound by nondisclosure and non-use obligations with respect to such Confidential Information that are substantially similar to those set forth in this Article 7.
7.3.2.Disclosure to Third Parties. Notwithstanding the foregoing provisions of Section 7.1, each Party may disclose Confidential Information belonging to the other Party, and may refer to the existence of, or performance under, this Agreement, to the extent such disclosure is reasonably necessary:
(a)to Governmental Authorities or Regulatory Authorities (i) to the extent desirable to obtain or maintain INDs or Regulatory Approvals for any Licensed Product within the Territory, and
(11)in order to respond to inquiries, requests or investigations relating to Licensed Products or this Agreement;
(b)to comply with (a) Applicable Law, including the rules and regulations promulgated by any Governmental Authority, securities exchange or securities regulator in any country in the Territory;
(c)to such Party's attorneys, independent accountants or financial advisors for the sole purpose of enabling such attorneys, independent accountants or financial advisors to provide advice to

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the Receiving Party, on the condition that such attorneys, independent accountants and financial advisors agree to be bound by the confidentiality and non-use obligations contained in this Agreement;
(d)to outside consultants (including any professional advisor), potential acquisition partners (including any potential successors in interest), private investors or financing sources, contractors, advisory boards, managed care organizations, and non-clinical and clinical investigators, in each case to the extent desirable to Develop, register or market any Licensed Product; provided that the Receiving Party will obtain the same confidentiality obligations from such Third Parties as it obtains with respect to its own similar types of confidential information;
(e)in connection with filing or prosecuting Licensed Technology, Valneva Technology or Trademark rights as permitted by this Agreement;
(f)in connection with prosecuting or defending litigation pursuant to Sections 6.2 or 6.3;
(g)subject to the provisions of Section 7.5, in connection with or included in scientific publications relating to Licensed Products, including abstracts, posters, journal articles and the like, and posting results of and other information about Clinical Trials to clinicaltrials.gov and similar websites;
(h)the Parties may disclose Confidential Information of the Disclosing Party (including the terms of the Agreement) to any Subcontractor and, in case of Valneva, Sublicensee who has agreed in writing to non-disclosure and non-use provisions with respect to such Confidential Information that are at least as restrictive as those set forth in this Article 7;
(i)LimmaTech may disclose certain parts of Valneva’s Confidential Information (including the terms of and the performance under this Agreement, but excluding any of Valneva’s Trade Secrets) to Third Party Licensors and to its shareholders to only the extent required to meet its obligations (e.g., on reporting) towards such Third Party Licensors and shareholders, provided that LimmaTech will obtain the same confidentiality obligations from such Third Party Licensors and shareholders as it obtains with respect to its own similar types of confidential information; and
(j)to the extent necessary in order to enforce its rights under this Agreement.
If a Party deems it reasonably necessary to disclose Confidential Information belonging to the other Party pursuant to clauses (a) through (j) of this Section 7.3.2, then the Disclosing Party will to the extent possible give reasonable advance written notice of such disclosure to the other Party and take such measures to ensure confidential treatment of such information as is reasonably required by the other Party, at the other Party’s expense.
7.3.3.Required Disclosures. If a Party is required by judicial, governmental or administrative process, including to comply with Applicable Law (including stock exchange rules) or pursuant to Section 7.3.2(a) and (b), to disclose (including to make public announcements as

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referred to in Section 7.5.1) Confidential Information that is subject to the non-disclosure provisions of Section 7.3.1 above, such Party shall to the extent reasonably possible under the circumstances provide the other Party with reasonable advance notice of the disclosure that is being sought in order to provide the other Party an opportunity to challenge or limit the disclosure obligations. Confidential Information that is disclosed by judicial, governmental or administrative process in accordance with this Section 7.3.3 shall remain otherwise subject to the confidentiality and non-use provisions of this Article 7, and the Disclosing Party shall, at its own expense, seek such confidential treatment of confidential portions of this Agreement and such other terms, as may be reasonably requested by the other Party and limit its disclosure of such Confidential Information to only that required to comply with Applicable Law.
7.4.Unauthorized Use or Disclosure. The Receiving Party shall furnish the Disclosing Party with written notice immediately of it becoming aware and indicating details of any unauthorized use or disclosure of any of the Disclosing Party’s Confidential Information by any Representatives of the Receiving Party, and shall take all actions reasonably required in order to prevent any further unauthorized use or disclosure of the Disclosing Party’s Confidential Information. Notwithstanding the foregoing, the Receiving Party remains responsible and liable for any unauthorized use by the Representatives of the Receiving Party.
7.5.Public Announcements; Publications.
7.5.1.Announcements. Upon or shortly following the Effective Date, the Parties will issue a joint press release substantially in the form attached to this Agreement as Exhibit 7.5.1. With respect to any future disclosure, neither Party will make any public announcement regarding this Agreement without the prior written approval of the other Party, except as permitted under Section 7.3.3.
7.5.2.Publications. Subject to Section 7.3.3, in case Valneva wants to publish, release or otherwise make public Development Data or other Confidential Information generated under this Agreement or relating to the Licensed Products, Valneva shall (i) submit any such publication to LimmaTech for approval, at least [***] prior to publication or other release; and (ii) ensure that LimmaTech or a Third Party Licensor (as advised by LimmaTech) is referred to as licensor of Valneva. If LimmaTech determines that the proposed publication contains Confidential Information of LimmaTech or the Third Party Licensor, LimmaTech may object to the proposed publication, and may require one or more of the following: (i) deletion from the proposed publication of any Confidential Information of LimmaTech or the Third Party Licensor; and/or (ii) amendment of the proposed publication to mask/code commercially sensitive Confidential Information of LimmaTech or the Third Party Licensor. LimmaTech will reply within [***] from notice by Valneva. Valneva shall not release or distribute any publication or information related to the Licensed Products prior written approval by LimmaTech, such approval not to be unreasonably withheld after expiry of the [***] answer period of LimmaTech. Subject to Applicable Law, Valneva shall not publish the names of Third Party Licensors without the prior written approval of LimmaTech, unless this information is already available to the public without breach of this Agreement.

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7.6.Obligations in Connection with Change of Control. If LimmaTech is subject to a Change of Control, LimmaTech will, and it will cause its Representatives to, ensure that no Confidential Information of Valneva is released to (a) any Affiliate of LimmaTech that becomes an Affiliate as a result of the Change of Control or (b) any other Representatives of LimmaTech (or of the relevant surviving entity of such Change of Control) who become LimmaTech Representatives as a result of the Change of Control, unless such Affiliate or other Representatives, as applicable, have signed individual confidentiality agreements which include equivalent obligations to those set out in this Article 7. If any Change of Control of LimmaTech occurs, LimmaTech will promptly notify Valneva, share with Valneva the policies and procedures it plans to implement in order to protect the confidentiality of Valneva’s Confidential Information prior to such implementation and make any adjustments to such policies and procedures that are reasonably requested by Valneva. In case of a Change of Control of Valneva, this Section 7.6 shall apply mutatis mutandis to such relevant surviving entity of such Change of Control.
7.7.Data Protection. For the purpose of this Agreement, the terms personal data, controller(s), data subject(s) and supervisory authority(ies) shall have the meaning set forth by the EU Regulation 2016/679 of 27 April 2016 (known as the “GDPR”).
The Parties shall comply with all applicable personal data protection laws and regulations for their activities performed under this Agreement which lead to the processing of personal data.
Any personal data processed under this Agreement shall be processed solely for the purpose(s) set out in this Agreement and in accordance with the terms of this Section 7.7.
The Parties agree that they shall be considered as separate (or distinct) controllers, in respect of all the personal data that they respectively process in the context of this Agreement and for the purpose(s) set out therein. Should this status have to be adapted in light of any future circumstances, the Parties agree to reflect this change in due course in this Agreement or in a separate agreement.
The Parties:
-Shall not process more personal data than necessary for the purpose(s) set out in this Agreement;
-Shall implement the appropriate technical and organizational measures to ensure that personal data is being processed in a sufficiently secure and confidential manner;
-Shall not share any personal data with Third Parties (except insofar as allowed in this Agreement and/or as required by Applicable Law and/or as required by competent authorities);
-Shall not retain personal data for longer than necessary to achieve the purpose(s) set out this Agreement.
To the extent that the activities performed under this Agreement would lead to any transfer(s) of personal data outside of the EU, such transfer(s) shall take place in accordance with Applicable Law and be based on an adequacy decision from the European Commission and/or any other appropriate safeguards required.
The Parties shall cooperate with each other and provide reasonable assistance, to the extent necessary and as allowed by law and this Agreement, to address any personal data protection-related matters and/or

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requests raised by regulatory authorities and/or supervisory authorities and/or data subjects and/or a Party under this Agreement.
8.REPRESENTATIONS, WARRANTIES AND COVENANTS.
8.1.Mutual Representations and Warranties. Each of LimmaTech and Valneva hereby represents and warrants to the other Party that:
8.1.1.it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization;
8.1.2.the execution, delivery and performance of this Agreement by such Party has been duly authorized by all requisite action under the provisions of its charter, bylaws and other organizational documents, and does not require any action or approval by any of its shareholders or other holders of its voting securities or voting interests;
8.1.3.subject to the obligations and covenants under Third Party Agreements listed in Exhibit 8.8.1, it has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder;
8.1.4.this Agreement has been duly executed and is a legal, valid and binding obligation on each Party, enforceable against such Party in accordance with its terms; and
8.1.5.the execution, delivery and performance by such Party of this Agreement and its compliance with the terms and provisions hereof does not and will not conflict with or result in a breach of or default under any Binding Obligation of such Party existing as of the Effective Date.
8.2.Mutual Covenants. Each of LimmaTech and Valneva hereby covenants to the other Party that, from the Effective Date until expiration or termination of this Agreement:
8.2.1.it will perform its obligations under this Agreement in compliance with Applicable Law;
8.2.2.subject to the obligations and covenants under Third Party Agreements listed in Exhibit 8.8.1, it will cooperate with the other Party and use Commercially Reasonable Efforts to make all registrations, filings and applications, to give all notices and to obtain as soon as practicable all governmental or other consents, transfers, approvals, orders, qualifications authorizations, permits and waivers, if any, and to do all other things necessary or desirable for the consummation of the transactions as contemplated hereby including the collection of Human Material; and

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8.2.3.it will inform and train its Representatives of/in the special treatment reserved for Confidential Information that may be qualified as Trade Secrets and will ensure that Trade Secrets are only shared in application of the need-to-know principle and under a strict obligation of confidentiality.
8.3.Representations and Warranties of LimmaTech. LimmaTech hereby represents and warrants to Valneva that as of the Effective Date:
8.3.1.LimmaTech is the sole and exclusive owner of the LimmaTech Technology, all of which is free and clear of any claims, liens, charges or encumbrances;
8.3.2.subject to the obligations and covenants under Third Party Agreements listed in Exhibit 8.8.1, LimmaTech has the full title, right, power and authority to grant all of the right, title and interest in the licenses, sublicenses and other rights (including the right to use the Platform Materials) granted or to be granted to Valneva or the Global Health Partner under this Agreement;
8.3.3.(a) Exhibit 1.55 and Exhibit 1.79 set forth a true and complete list of all Licensed Patent Rights, i.e. Patent Rights (i) owned by LimmaTech or its Affiliates or (ii) to which LimmaTech or its Affiliates have been granted or otherwise transferred any right to practice under, in each case that relate to the Licensed Products or the Parties’ activities under the Development Plan, (b) each such Patent Rights remains in full force and effect and (c) LimmaTech or its Affiliates have timely paid, or caused the appropriate Third Parties to pay, all filing and renewal fees payable with respect to such Patent Rights;
8.3.4.to LimmaTech’s knowledge, as of the Effective Date, LimmaTech has disclosed to Valneva all material scientific and technical information and all information relating to safety and efficacy known to it or its Affiliates with respect to the Licensed Products;
8.3.5.to LimmaTech’s knowledge, the Licensed Patent Rights, are valid and enforceable patents and no Third Party (a) is infringing any Licensed Patent Rights or (b) has challenged or threatened to challenge the ownership, scope, validity or enforceability of, or LimmaTech’s or any Third Party Licensor’s rights in or to, any Licensed Patent Rights (including, by way of example, through the institution or written threat of institution of interference, nullity or similar invalidity proceedings before the US Patent and Trademark Office or any analogous foreign Governmental Authority);
8.3.6.to LimmaTech’s knowledge, LimmaTech, its Affiliates and Third Parties and Representatives acting on LimmaTech’s behalf in connection with this Agreement, and Third Party Licensors have complied in all material respects with all Applicable Law, including any disclosure requirements, in connection with the filing, prosecution and maintenance of the Licensed Patent Rights;

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8.3.7.to LimmaTech’s knowledge, LimmaTech, its Affiliates and all Third Parties and Representatives acting on LimmaTech’s behalf, have complied in all material respects with the Applicable Law and accepted pharmaceutical industry business practices;
8.3.8.subject to the obligations and covenants under the Third Party Agreements listed in Exhibit 8.8.1, LimmaTech has independently developed all the Licensed Technology or otherwise has a valid right to use, and to permit Valneva, Valneva’s Affiliates and Valneva’s Sublicensees to use, the Licensed Technology for all permitted purposes under this Agreement;
8.3.9.LimmaTech has obtained from all inventors of LimmaTech Patent Rights, valid and enforceable agreements assigning to LimmaTech each such inventor’s entire right, title and interest in and to all such LimmaTech Patent Rights, and, to LimmaTech’s knowledge, Third
Party Licensors have obtained similar agreements from the inventors of the Platform Patent Rights;
8.3.10.to LimmaTech’s knowledge, no Licensed Technology is subject to any funding agreement with any government or Governmental Authority;
8.3.11.subject to Section 8.8.1, and except as otherwise set forth herein, neither LimmaTech nor any of its Affiliates are party to or otherwise subject to any agreement or arrangement which (a) limits the ownership or licensed or sublicensed rights of Valneva or its Affiliates with respect to, or (b) limits the ability of Valneva or its Affiliates to grant a license, sublicense or access, or (c) provide or provide access or other rights in, to or under, any Intellectual Property Right or Materials (including any Patent Rights, Know-How or other data or information), in each case, that would, but for such agreement or arrangement, be included in the rights licensed or assigned to Valneva or its Affiliates pursuant to this Agreement;
8.3.12.subject to the obligations and covenants under the Third Party Agreements listed in Exhibit 8.8.1, there are no LimmaTech Third Party Agreements and no Third Party has any right, title or interest in or to, or any license under, any LimmaTech Technology for the use, Development, Manufacture, Commercialization or Exploitation by LimmaTech or Valneva (or their respective Affiliates or Sublicensees) of any Licensed Product;
8.3.13.to LimmaTech’s knowledge, the Development, Manufacture, Commercialization or other Exploitation by Valneva (or its respective Affiliates or Sublicensees) of any Licensed Product
(a) does not and will not infringe any issued patent of any Third Party or (b) will not infringe the claims of any published Third Party’s patent application when and if such claims issue;
8.3.14.there is no (a) claim, demand, suit, proceeding, arbitration, inquiry, investigation or other legal action of any nature, civil, criminal, regulatory or otherwise, pending or, to the knowledge of LimmaTech, threatened against LimmaTech or any of its Affiliates or (b) judgment or settlement against or owed by LimmaTech or any of its Affiliates, in each case in connection with the Licensed Technology, any Licensed Product or relating to the transactions contemplated by this Agreement for the Development, Manufacture,

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Commercialization or other Exploitation by Valneva (or their respective Affiliates or Sublicensees) of any Licensed Product;
8.3.15.LimmaTech has valid and enforceable agreements with all Persons acting by or on behalf of LimmaTech or its Affiliates under this Agreement which require such Persons to assign to LimmaTech their entire right, title and interest in and to all LimmaTech Technology;
8.3.16.LimmaTech is not, and to LimmaTech’s knowledge, no Third Party Licensor, Representative of LimmaTech or Third Party acting on behalf of LimmaTech (in each case, as applicable) is debarred by any Regulatory Authority or the subject of debarment proceedings by any Regulatory Authority and, in the course of the discovery or pre-clinical Development of any Licensed Product, LimmaTech has not, and to LimmaTech's knowledge, no Third Party Licensor, Representative of LimmaTech or any Third Party acting on behalf of LimmaTech (in each case, as applicable) has used any employee or consultant that is debarred by any Regulatory Authority or is the subject of debarment proceedings by any Regulatory Authority; and
8.3.17.LimmaTech has no knowledge of (a) any prior art or other facts that LimmaTech believes would result in the invalidity or unenforceability of any issued or pending claims included in the Licensed Patent Rights, (b) any inequitable conduct or fraud on any patent office with respect to any of the Licensed Patent Rights or (c) any Person (other than Persons identified in the applicable patent applications or patents, as inventors of inventions disclosed in the Licensed Patent Rights) who claims to be an inventor of an invention disclosed in the Licensed Patent Rights.
8.4.Accuracy of LimmaTech's Representations and Warranties.
8.4.1.LimmaTech will take no action which would render any representation or warranty contained in Section 8.1 or Section 8.3 inaccurate or untrue in any material respect.
8.4.2.LimmaTech will promptly notify Valneva of any lawsuits, claims, administrative actions, regulatory inquiries or investigations, or other proceedings asserted or commenced against LimmaTech or its Representatives involving in any material way the ability of LimmaTech to deliver the rights, licenses and sublicenses granted herein.
8.4.3.LimmaTech will promptly notify Valneva in writing of any facts or circumstances which come to LimmaTech’s attention and which cause, or through the passage of time may cause, any of the representations and warranties contained in Section 8.1, Section 8.3 and Section 11.11 to be untrue or misleading in any material respect at any time during the Term; and in addition to the foregoing, with regard to any of the representations under Section 11.11, LimmaTech will suspend all affected activities (including making any related payments) under this Agreement, unless and until Valneva determines that LimmaTech may resume such activities.

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8.5.Valneva Representations and Warranties. Valneva hereby represents and warrants to LimmaTech that, as at the Effective Date:
8.5.1.there are no proceedings or allegations that have been brought or made by or on behalf of Valneva or any of its Affiliates in the European Patent Office or any country of the Territory relating to the Licensed Patent Rights such as but not limited to an infringement claim.
8.5.2.Valneva is not, and to Valneva’s knowledge, no Representative of Valneva or Third Party acting on behalf of Valneva (in each case, as applicable) is debarred by any Regulatory Authority or the subject of debarment proceedings by any Regulatory Authority.
8.6.Accuracy of Valneva's Representations and Warranties.
8.6.1.Valneva will take no action which would render any representation or warranty contained in Section 8.1 or Section 8.5 inaccurate or untrue in any material respect.
8.6.2.Valneva will promptly notify LimmaTech of any lawsuits, claims, administrative actions, regulatory inquiries or investigations, or other proceedings asserted or commenced against Valneva or its Representatives involving in any material way the ability of Valneva to discharge its obligations hereunder.
8.6.3.Valneva will promptly notify LimmaTech in writing of any facts or circumstances which come to Valneva’s attention and which cause, or through the passage of time may cause, any of the representations and warranties contained in Section 8.1, Section 8.5 and Section 11.11 to be untrue or misleading in any material respect at any time during the Term; and in addition to the foregoing, with regard to any of the representations under Section 11.11, Valneva will suspend all affected activities (including making any related payments) under this Agreement, unless and until LimmaTech determines that Valneva may resume such activities.
8.7.LimmaTech Covenants. In addition to the covenants made by LimmaTech elsewhere in this Agreement, LimmaTech hereby covenants to Valneva that, from the Effective Date until expiration or termination of this Agreement:
8.7.1.LimmaTech will not exercise its right to terminate the GSK License under Section 9.3 or 9.8 of the GSK License or on any other grounds without Valneva’s prior written consent;
8.7.2.LimmaTech will not, and will cause its Affiliates not to (a) license, sell, assign (other than in a connection with a permitted license under this Agreement, or permitted assignment of this Agreement by LimmaTech pursuant to Section 11.1) or otherwise transfer to any Person (other than to Valneva or its Affiliates or Sublicensees pursuant to the terms of this Agreement) any Licensed Technology (or agree to do any of the foregoing) or (b) incur or permit to exist, with respect to any Licensed Technology, any lien, encumbrance, charge, security interest, mortgage, liability, assignment, grant of license or other Binding Obligation that is or would be inconsistent with the licenses and other rights granted (or that may be granted) to Valneva or its Affiliates under this Agreement;

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8.7.3.LimmaTech will not, and will cause its Affiliates not to commence legal proceedings, or support any Third Party in commencing or conducting any legal proceedings, against Valneva, its Affiliates or its Sublicensees to enforce the Licensed Technology against the Development, Manufacture and Commercialization of the Licensed Products in the Territory during the Term in accordance with this Agreement;
8.7.4.LimmaTech will not (a) take any action that diminishes the rights under the Licensed Technology granted (or that may be granted) to Valneva or Valneva’s Affiliates under this Agreement or (b) fail to take any action that is reasonably necessary to avoid diminishing the rights under the Licensed Technology granted (or that may be granted) to Valneva or Valneva’s Affiliates under this Agreement;
8.7.5.with respect to Human Material used, including collection or transfer, by LimmaTech, its Affiliates or Subcontractors in conducting activities under this Agreement, (a) such use shall be solely as described in the Development Plan and shall be within the scope of and consistent with LimmaTech’s ethical approval policies, (b) LimmaTech will, and will cause its Affiliates or Subcontractors to, handle and use the Human Material in accordance with the Applicable Law and the ICF, (c) LimmaTech will provide the ICF to Valneva upon request by Valneva, (d) LimmaTech will only allow its employees, contractors or agents trained in handling similar materials or data in their assigned job functions to handle the Human Material, (e) the Human Material will be used for research purposes only and not be used for treatment of or administration to humans and (f) if LimmaTech procures any Human Material from a Third Party such as a sample bank, LimmaTech shall ensure that the collection and transfer of such Human Material and the use thereof for purposes of the Development Plan is in accordance with the Applicable Law and recognized international standards for the protection of human research subjects;
8.7.6.LimmaTech will (a) not enter into any LimmaTech Third Party Agreement that adversely affects (i) the rights granted (or that may be granted) to Valneva, Valneva’s Affiliates or Sublicensees hereunder or (ii) LimmaTech’s ability to fully perform its obligations hereunder; (b) not amend or otherwise modify any LimmaTech Third Party Agreement or consent or waive rights with respect thereto in any manner that (i) adversely affects the rights granted (or that may be granted) to Valneva or Valneva’s Affiliates or Sublicensees hereunder or (ii) LimmaTech’s ability to fully perform its obligations hereunder; (c) promptly furnish Valneva with true and complete copies of all LimmaTech Third Party Agreements and related amendments executed following the Effective Date; (d) remain, and cause its Affiliates to remain, in compliance in all material respects with all LimmaTech Third Party Agreements; and (e) furnish Valneva with copies of all notices received by LimmaTech or its Representatives relating to any alleged breach or default by LimmaTech or its Representatives under any LimmaTech Third Party Agreement within [***] after receipt thereof;
8.7.7.LimmaTech will not enter into or otherwise allow itself or its Representatives to be subject to any agreement or arrangement which (a) limits the ownership or the licensed or sublicensed rights of Valneva or its Affiliates; (b) limits the ability of Valneva or its Affiliates to grant a

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license, sublicense or access; or (c) provides access or other rights in, to or under, any Intellectual Property Right or Materials (including any Patent Rights, Know-How or other data or information), in each case, that would, but for such agreement or arrangement, be included in the rights licensed or assigned (or that may be licensed or assigned) to Valneva or its Affiliates pursuant to this Agreement;
8.7.8.LimmaTech will maintain valid and enforceable agreements with all Persons acting by or on behalf of LimmaTech or its Affiliates under this Agreement which require such Persons to assign to LimmaTech their entire right, title and interest in and to all LimmaTech Technology and Valneva Technology;
8.7.9.LimmaTech has made or will make any payments owing to any inventor of any LimmaTech Technology or to any inventor of any Valneva Technology (as identified in the applicable patent application) who is a Representative of LimmaTech or any other Person that is required in connection with the creation or exploitation or transfer of rights to such LimmaTech Technology or Valneva Technology (to the extent the inventor(s) is/are Representatives of LimmaTech); and
8.7.10.LimmaTech will promptly notify Valneva in the event that it learns of:
(a)any prior art or other facts that LimmaTech believes would result in the invalidity or unenforceability of any issued or pending claims included in any of the Licensed Patent Rights;
(b)any inequitable conduct or fraud on any patent office with respect to any of the Licensed Patent Rights;
(c)any Person (other than Persons identified in the applicable patent applications or patents, as inventors of inventions disclosed in the Licensed Patent Rights) who claims to be an inventor of an invention disclosed in the Licensed Patent Rights; or
(d)any lawsuits, claims, administrative actions, government inquiries or investigations, or other proceedings related to the activities contemplated under this Agreement.
8.8.Valneva Covenants. Valneva hereby covenants to LimmaTech that, from the Effective Date until expiration or termination of this Agreement,
8.8.1.it will comply with the obligations and covenants that are relevant to a sublicensee under the LimmaTech Third Party Agreements listed in Exhibit 8.8.1 hereto. Valneva will reasonably ensure that LimmaTech is able to comply with its non-financial obligations under the Third Party Agreements where such compliance is contingent on Valneva’s actions. For such purpose, and upon LimmaTech’s written request, Valneva will reasonably support LimmaTech in preparing the reports, and meeting its other obligations under the Third Party Agreements.

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8.8.2.it will comply in all material respects with the Applicable Law with respect to the Development, Manufacture and Commercialization of the Licensed Products.
8.9.Representation by Legal Counsel. Each Party hereto represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in the drafting hereof. In interpreting and applying the terms and provisions of this Agreement, the Parties agree that no presumption will exist or be implied against the Party which drafted such terms and provisions.
8.10.Disclaimer. THE FOREGOING REPRESENTATIONS AND WARRANTIES OF EACH PARTY ARE IN LIEU OF ANY OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR ANY IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY SPECIFICALLY EXCLUDED AND DISCLAIMED.
9.TERM AND TERMINATION.
9.1.Term. The term of this Agreement (“Term”) will commence on the Effective Date and extend on a country-by-country basis (in the Territory), unless this Agreement is terminated earlier in accordance with this Article 9, until the last to expire of any Royalty Term for any Licensed Product in such country in the Territory. Notwithstanding any provision of this Agreement to the contrary, upon expiration of this Agreement, Valneva will retain a fully paid-up, irrevocable, non-exclusive, royalty-free license to each Licensed Product as set forth in Sections 3.5.3 and 3.6.4.
9.2.Termination for Cause by LimmaTech. LimmaTech may terminate this Agreement for cause and in its entirety (however, exclusively limited to the LMIC Territory in the event of termination under Section 9.2(b)), at any time during the Term, in the following cases:
(a)Material Breach. If Valneva commits a Material Breach of its obligations under this Agreement and such Material Breach remains uncured within the time periods set forth in (i) and (ii) below, in either case to be calculated from Valneva’s receipt of LimmaTech’s written notice asserting the Material Breach:
(i)[***] for a Material Breach that is a failure of Valneva to make an undisputed payment owed to LimmaTech under this Agreement. If the payment to which LimmaTech claims to be entitled under this Agreement is disputed in good faith (i.e., by setting forth reasonable arguments why no or accurate payment is not due), the cure period will be tolled pending resolution of any bona fide dispute between the Parties as to whether such payment is due; and
(ii)[***] for all other Material Breaches; provided, however, that if any breach is not reasonably curable within ninety (90) calendar days and if Valneva is using Commercially Reasonable Efforts to cure such breach, such termination will be delayed for a time period to be agreed by both Parties in order to permit Valneva a reasonable period of time to cure such breach. For clarity, Valneva’s breach of (i) its diligence obligations under Section 5.3; (ii) the Commercially Reasonable Efforts obligations referred to in Section 2.3.2 (including the obligation to use Commercially Reasonable

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Efforts to include the terms and conditions identified in Exhibit 2.3.2 Part B in the Global Health License, and the obligation not to deviate from the terms and conditions identified in Exhibit 2.3.2 Part B without both Parties written consent); and/or (iii) its representations, warranties and covenants under Article 8 may constitute a Material Breach.
(b)No Global Health License. If Valneva (a) has not entered into a Global Health License by the End of Phase 2; and (b) either (x) is not in ongoing contract negotiations (i.e., beyond term sheet stage and at contract drafting stage) with a potential Global Health Partners in accordance with Section 2.3.2; or (y) is in ongoing contract negotiations by the End of Phase 2, but has not entered into a Global Health License within [***] after the End of Phase 2, LimmaTech is entitled to terminate this Agreement with respect to the LMIC Territory within the same time periods as set forth in Section 9.2(a)(ii).
(c)Challenge of Licensed Patent Rights. If Valneva or any of its Affiliates or Sublicensees challenges the Licensed Patent Rights during the Term or supports any Third Party in any such attack on the Licensed Patent Rights. Any such termination shall only become effective if Valneva, its Affiliate or its Sublicensee has not taken the necessary steps to withdraw such action before the end of a [***] cure period following LimmaTech’s written notice to this effect. Valneva shall inform LimmaTech of the steps taken in this respect as soon as possible and in any event within [***] of the date on which they were actually taken. In the event a Sublicensee challenges the validity of a Licensed Patent Right and has not withdrawn the proceeding initiated to that effect within the aforementioned [***] period, LimmaTech may terminate this Agreement if Valneva does not terminate such sublicense agreement within [***].
9.3.Termination by Valneva.
9.3.1.Termination without Cause or for Failure of Results.
(a)General. At any time during the Term, however not earlier than after completion of the first Phase 2 CHIM study (Sonnei), Valneva may terminate this Agreement for the LMIC Territory, or in its entirety, without cause, for any or no reason, as follows:
(i)upon [***] written notice if the Licensed Product is still under Development, and
(ii)upon [***] written notice if the Licensed Product has received Regulatory Approval in a country within the Territory.
(b)Phase 2 Clinical Trials Fail. Valneva may terminate the Agreement in its entirety within [***] of receipt of the final results of the Phase 2 Clinical Trials in the event that the expected result is not met, by giving [***] prior written notice to LimmaTech.
9.3.2.Termination for Cause. Valneva may terminate this Agreement for cause with respect to one or more Licensed Products in one or more countries or in the entire Travelers’ Territory; and/or for the entire LMIC Territory, or may terminate this Agreement in its entirety, at any time

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during the Term, by giving written notice to LimmaTech in the event that LimmaTech commits a Material Breach of its obligations under this Agreement and such Material Breach remains uncured for [***], measured from the date written notice of such Material Breach is given to LimmaTech; provided, however, that if any breach is not reasonably curable within ninety (90) calendar days and if LimmaTech is using its Commercially Reasonable Efforts to cure such breach, such termination will be delayed for a time period to be agreed by both Parties in order to permit LimmaTech a reasonable period of time to cure such breach. For clarity, LimmaTech’s breach of its diligence obligations under Section 5.3 and/or of its representations, warranties and covenants under Article 8 may constitute a Material Breach.
9.4.Effects of Termination.
9.4.1.Consequences.
(a)Termination for Cause by LimmaTech; Termination without Cause or for Failure of Results by Valneva. In the event that LimmaTech terminates this Agreement for cause pursuant to Section 9.2 or Valneva terminates this Agreement without cause or for failure of results pursuant to Section 9.3.1, the following will apply:
(i)Except as otherwise expressly provided herein, all rights and obligations of each Party hereunder, will cease (including all rights and licenses and sublicenses granted by either Party to the other Party hereunder), and all rights Controlled by LimmaTech and granted to Valneva for performance of its activities under this Agreement shall automatically revert back to LimmaTech.
(ii)If such termination occurs at any time before the End of Phase 2 (before the relevant budget under the Development Budget has been spent), the Parties agree that LimmaTech’s financial contribution to the Development Costs shall be limited to [***] of the total Development Costs incurred by both Parties at the time of termination, even if such [***] is less than the Development Costs Cap that LimmaTech would have had to bear pursuant to Section 3.2 if the Agreement had continued beyond the End of Phase 2. Valneva shall refund LimmaTech the amount of the Development Costs actually incurred by LimmaTech up to termination in excess of the aforementioned [***] within [***] of the invoice sent by LimmaTech to Valneva for this purpose. Sample calculation: If termination occurs before the End of Phase 2, at a time when the total Development Costs spent by both Parties amount to thirty million Euros (€30,000,000) and LimmaTech has spent six million five hundred thousand Euros (€6,500,000), Valneva will have to reimburse LimmaTech [***].
(iii)If such termination occurs at any time before expiration of a [***] period following the End of Phase 2, LimmaTech will automatically benefit from a royalty-free, non-exclusive, worldwide, sublicensable in multiple tiers, license under the Valneva Technology related to the Licensed Product (excluding any license related to Active Ingredients in a Combination which are not licensed under this Agreement), for the continued Development, Manufacture and Commercialization of the Licensed Products inside the Field of Use. The license thus

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granted will last as long as Valneva Technology is protected by Intellectual Property Rights and/or remains Confidential.
In case of termination in accordance with Section 9.3.1, and provided Valneva has not yet completed the then current CMC work package led by Valneva as described in the Development Plan, Valneva undertakes to continue performing this CMC work package, at its own costs and expenses, in good faith and in accordance with the Development Plan until completion and to deliver the results and materials thereof to LimmaTech free of charge. Such results and materials shall be provided in a form suitable for tech transfer, within a reasonable time not to exceed [***] following completion of the considered CMC work package.
To the extent assignable under the terms agreed between the parties and upon LimmaTech’s prior written consent, sublicenses granted by Valneva under this Agreement will remain in full force and effect and shall be assigned by Valneva to LimmaTech, who shall then succeed to Valneva’s rights and obligations under such sublicense(s).
(iv)If such termination occurs at any time after expiration of a [***] period following the End of Phase 2:
(aa) LimmaTech may request by written notice to Valneva a royalty-bearing, nonexclusive, worldwide, sublicensable in multiple tiers, license under the Valneva Technology related to the Licensed Product (excluding any license related to the Active Ingredient in a Combination which are not licensed under this Agreement), for the continued Development, Manufacture and Commercialization of the Licensed Products inside the Field of Use, such license to become automatically effective upon LimmaTech’s request for such license. Further, promptly upon LimmaTech’s request following the effective date of termination, Valneva shall make available to LimmaTech the information, documents, Materials, Development Data and/or supplies or drug product in Valneva’s control, as requested by LimmaTech, and as necessary for LimmaTech to effectively continue the licensed activities. Within [***] of Valneva’s receipt of the written notice from LimmaTech, the Parties will use Commercially Reasonable Efforts to negotiate the payments to be made (including the royalties to be paid) by LimmaTech to Valneva in consideration for the license granted to the Valneva Technology and for the transfer of information, documents, Materials, Development Data and/or supplies or drug product as requested by LimmaTech, and as necessary for LimmaTech to effectively continue the licensed activities, taking into account the particular circumstances that led to the termination of the Agreement pursuant to this Section 9.4.1(a) and with retroactive effect to the day of the effective commencement of the considered license. If the Parties fail to reach agreement, they will refer the matter for resolution by Expert Determination, as defined in Section 11.13.4 below. If LimmaTech rejects the financial terms determined by the expert in accordance with Section 11.13.4, the license granted hereunder shall automatically terminate, and all information, documents, Materials, Development Data and/or supplies or drug product transferred to LimmaTech, if any, will be retransferred to Valneva. If Materials,

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supplies or drug product have been used or destroyed and cannot be given back, LimmaTech shall indemnify Valneva for the loss of such Materials, supplies or drug product, at the latest book value available at the time of transfer to Valneva, the date of the book value assessment and the date of transfer should not be further apart than [***].
(bb) LimmaTech has an option to obtain an exclusive, sublicensable in multiple tiers, license to the Valneva Technology related to the Licensed Product (excluding any license related to the Active Ingredient in a Combination which are not licensed under this Agreement), for the continued Development, Manufacture and Commercialization of the Licensed Products inside the Field of Use and in the territory affected by the termination. Such exclusive license would be in lieu of the non-exclusive license under Section 9.4.1(a)(iv)(aa)(aa) above and it would last as long as Valneva Technology is protected by Intellectual Property Rights and/or remains Confidential. LimmaTech may exercise such option within [***] following the effective date of termination. Upon exercise of such option the Parties will use Commercially Reasonable Efforts to negotiate the increase in royalties to be paid by LimmaTech to Valneva in consideration for the exclusivity of the license granted to the Valneva Technology and in consideration of the items listed in Section 9.4.1(a)(iv)(aa). If the Parties fail to reach agreement, they will refer the matter for resolution by Expert Determination in accordance with Section 11.13.4 below.
(b)Termination for Cause by Valneva.
In the event that LimmaTech commits a Material Breach justifying termination of this Agreement for cause pursuant to Section 9.3.2, Valneva may, at its discretion, either:
(A)terminate this Agreement in its entirety:
a.except as otherwise expressly provided herein, all rights and obligations of each
Party hereunder, will cease (including all rights and licenses and sublicenses granted by either Party to the other Party hereunder);
b.Valneva may claim damages in relation to the breach of this Agreement by LimmaTech in accordance with the dispute resolution rules in Section 11.13;
if LimmaTech notifies Valneva of its intent to pursue the Development, Manufacture and Commercialization of the Licensed Product in the Field of Use, LimmaTech may request by written notice to Valneva a royalty-bearing, non-exclusive, worldwide, sublicensable in multiple tiers, license under the Valneva Technology related to the Licensed Product (excluding any license related to the Active Ingredient in a Combination which are not licensed under this Agreement), for the continued Development, Manufacture and Commercialization of the Licensed Products inside the Field of Use. The Parties will negotiate the payments to be made (including the royalties to be paid) by LimmaTech to Valneva in consideration for said license, on the same terms and within the same timeframe as set forth in Section (iv). Or

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(B)elect to keep this Agreement in force. In such case:
a.all licenses and sublicenses granted under this Agreement by LimmaTech to Valneva with respect to such Licensed Product will remain in effect in accordance with their terms;
b.all payment obligations under Article 3 shall remain in effect, provided that with respect to milestones and royalties arising after the date on which Valneva could have terminated the Agreement, Valneva may, if Valneva also claims damages in relation to the breach of this Agreement by LimmaTech, suspend the payment of such milestone and royalty payments until the amount of damages suffered or incurred by Valneva (if any) - as has been agreed between the Parties or determined by an arbitration panel in accordance with Section 11.13 - have been set off against such milestone and royalty payments.
9.4.2.Accrued Rights. Expiration or termination of this Agreement for any reason will be without prejudice to any right which will have accrued to the benefit of either Party prior to such expiration or termination, including damages arising from any breach under this Agreement. Expiration or termination of this Agreement will not relieve either Party from any obligation which is expressly indicated to survive such expiration or termination, including the obligation set forth in Section 9.4.1(ii).
9.4.3.Survival Period. The following sections, together with any sections that expressly survive (including any irrevocable licenses and sublicenses granted hereunder), will survive expiration or termination of this Agreement for any reason: Sections 1 (Definitions), 3.8.4 (Taxes and Withholding), 3.8.7 (Record Keeping), 3.8.8    (LimmaTech Audits), 3.8.9
(Underpayments/Overpayments), 3.8.10 (Confidentiality), 6.3.2 (License from Valneva to LimmaTech over Valneva Technology), 7 (Confidentiality), 8.7.9 (LimmaTech Covenants concerning payments made or to be made to any inventor of LimmaTech Technology or Valneva Technology who are Representatives of LimmaTech), 9.4 (Effects of Termination), 9.5 (Provision for Insolvency), 10.1 (No Consequential Damages), 10.2 (Indemnification by Valneva), 10.3 (Indemnification by LimmaTech), 11 (Miscellaneous) and, to the extent this Agreement expires or is terminated, either in whole or in part, for any reason except by LimmaTech for cause pursuant to Section 9.2 or by Valneva without cause pursuant to Section 9.3.1: Article 6 (Intellectual Property).
9.5.Provision for Insolvency.
9.5.1.Termination Right. LimmaTech will be deemed a “Debtor” under this Agreement if, at any time during the Term, (a) a case is commenced by or against LimmaTech under Book XX of the Belgian Code of Economic Law, (b) LimmaTech files for or is subject to bankruptcy or liquidation, (c) LimmaTech assigns all or a substantial portion of its assets for the benefit of creditors, (d) a receiver or custodian is appointed for LimmaTech’s business or (e) a substantial portion of LimmaTech’s business is subject to attachment or similar process; provided, however, that in the case of any involuntary case under the Bankruptcy Code, LimmaTech will

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not be deemed a Debtor if the case is dismissed within [***] after the commencement thereof. If LimmaTech is deemed a Debtor, then Valneva may terminate this Agreement by providing written notice to LimmaTech. If Valneva terminates this Agreement pursuant this Section 9.5.1, then: (i) all licenses granted to Valneva under this Agreement will become irrevocable, and Valneva will have no further obligations to LimmaTech under this Agreement other than (A) those obligations that expressly survive termination in accordance with Section 9.4.3 and (B) the payment obligations under Article 3, such payments to be made in accordance with and subject to the other terms of this Agreement governing payments; (ii) such termination will not be construed to limit LimmaTech’s right to receive payments that accrued before the effective date of such termination; (iii) Valneva will have the right to offset, against any payment owing to LimmaTech as provided for under clause (i), above, any damages found or agreed by the Parties to be owed by LimmaTech to Valneva; and (iv) nothing in this Section 9.5.1 will limit any other remedy Valneva may have for any breach by LimmaTech of this Agreement.
9.5.2.Rights to Intellectual Property. All rights and licenses now or hereafter granted by LimmaTech to Valneva under or pursuant to any Section of this Agreement, including Sections 2.1, 2.2, 2.3, 2.5, 2.9, 2.11 and 2.12 hereof, are Intellectual Property Rights. The Parties hereto acknowledge and agree that the payments provided for under Sections 3.1 and 3.3 and all other payments by Valneva to LimmaTech hereunder, other than royalty payments pursuant to Section 3.4, do not constitute royalties or relate to licenses of Intellectual Property Rights hereunder. If bankruptcy proceedings are commenced against LimmaTech and Valneva’s appointed bankruptcy trustee elects to continue this Agreement and to retain its rights under this Agreement, then LimmaTech (in any capacity, including debtor-in-possession) and its successors and assigns (including any bankruptcy trustee) will provide to Valneva all Intellectual Property Rights to the extent licensed hereunder, and agrees to grant and hereby grants to Valneva and its Affiliates a right to access and to obtain possession of and to benefit from and, in the case of any Materials or other tangible item of which there is a fixed or limited quantity, to obtain a pro rata portion of, each of the following to the extent related to any Licensed Product, or otherwise related to any right or license granted under or pursuant to this Agreement: (i) copies of pre-clinical and clinical research data and results; (ii) all of the following (to the extent that any of the following are so related): Licensed Product samples; (iii) LimmaTech Technology, (iv) laboratory notes and notebooks; (v) Licensed Product data or filings, and (vi) Rights of Reference in respect of regulatory filings and approvals, all of which constitute “embodiments” of Intellectual Property Rights, and (viii) all other embodiments of such Intellectual Property Rights, whether any of the foregoing are in LimmaTech’s possession or control or in the possession and control of any Third Party but which LimmaTech has the right to access or benefit from and to make available to Valneva. LimmaTech will not interfere with the exercise by Valneva or its Affiliates of rights and licenses to Intellectual Property Rights licensed hereunder and embodiments thereof in accordance with this Agreement and agrees to use Commercially Reasonable Efforts to assist Valneva and its Affiliates to obtain such Intellectual Property Rights and embodiments thereof in the possession or control of Third Parties as reasonably necessary or desirable for Valneva or its Affiliates or Sublicensees to exercise such rights and licenses in accordance with this Agreement.

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9.5.3.No Limitation of Rights. All rights, powers and remedies of Valneva provided in this Section 9.5 are in addition to and not in substitution for any and all other rights, powers and remedies now or hereafter existing at Applicable Law in the event of the commencement of an insolvency case involving LimmaTech.
10.LIMITATION ON LIABILITY, INDEMNIFICATION AND INSURANCE.
10.1.No Consequential Damages. Except with respect to liability arising from a breach of Article 6 or 7, from any willful misconduct, intentionally wrongful act or gross negligence, or to the extent such Party may be required to indemnify the other Party under this Article 10, in no event will either Party or its Representatives be liable to the other Party under this Agreement for any special (only as related to indirect, incidental or consequential damages), indirect, incidental, consequential or punitive damages, whether in contract, warranty, tort, negligence, strict liability or otherwise, including loss of profits or revenue or loss of business opportunity suffered by the other Party or any of its Representatives. Without limiting the generality of the foregoing, “consequential damages” will be deemed to include, and neither Party will be liable to the other Party or any of such other Party’s Representatives or stockholders for any damages based on or measured by loss of projected or speculative future sales of the Licensed Products, any unearned royalties or participations under Sections 3.5, 3.6.1 and 3.6.2 or any other unearned, speculative or otherwise contingent payments provided for in this Agreement.
10.2.Indemnification by Valneva. Valneva will indemnify, defend and hold harmless LimmaTech, its Affiliates and each of its and its Affiliates’ employees, officers, directors and agents (each, a “LimmaTech Indemnified Party”) from and against any and all claims, causes, or allegations (whether threatened or pending), judgments, expenses, damages, liabilities, obligations, fees (including the reasonable fees of attorneys and other consulting or testifying professionals), costs and losses (collectively, “Liabilities”) that the LimmaTech Indemnified Party may be required to pay to one or more Third Parties resulting from or arising out of:
(a)Development, Manufacture, Commercialization or use of any Licensed Product by, on behalf of, or under the authority of, Valneva;
(b)the Material Breach by Valneva or any of its Representatives of any of its representations, warranties or covenants hereunder; or
(c)any other grossly negligent, willful or intentionally wrongful (i) act, (ii) error or (iii) omission on the part of Valneva, or any officer, director, employee, agent or representative of Valneva;
except, in each case, to the extent caused by the negligence, recklessness or intentional acts of LimmaTech or any LimmaTech Indemnified Party.
10.3.Indemnification by LimmaTech. LimmaTech will indemnify, defend and hold harmless Valneva, its Affiliates and Sublicensees and each of its and their respective employees, officers, directors and agents (each, a “Valneva Indemnified Party”) from and against any and all Liabilities that the Valneva Indemnified Party may be required to pay to one or more Third Parties resulting from or arising out of:

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(a)Development, Manufacture or use of any Licensed Product by, on behalf of, or under the authority of, LimmaTech in connection with the performance of the LimmaTech Phase 2 Clinical Trials, with the exception of any Development, Manufacture or use which Valneva required LimmaTech to perform against LimmaTech’s will by using its right to resolve matters in dispute under Section 4.3.2(c);
(b)the Material Breach by LimmaTech or any of its Representatives of any of its representations, warranties or covenants hereunder; or
(c)any other grossly negligent, wilful or intentionally wrongful (i) act, (ii) error or (iii) omission on the part of LimmaTech, or any officer, director, employee, agent or representative of LimmaTech;
(d)Third Party claims based on a product developed, manufactured or commercialized by LimmaTech, its Affiliates or any Third Party Licensors outside the Field of Use;
except, in each case, to the extent caused by the negligence, recklessness or intentional acts of Valneva or any Valneva Indemnified Party.
10.4.Procedure.
10.4.1.Notice. Each Party will notify the other Party in writing in the event it becomes aware of a claim for which indemnification may be sought hereunder. In the event that any Third Party asserts a claim or other proceeding (including any governmental investigation) with respect to any matter for which a Party (the “Indemnified Party”) is entitled to indemnification hereunder (a “Third Party Claim”), then the Indemnified Party will promptly notify the Party obligated to indemnify the Indemnified Party (the “Indemnifying Party”) thereof; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party will relieve the Indemnifying Party from any obligation hereunder unless (and then only to the extent that) the Indemnifying Party is prejudiced thereby.
10.4.2.Control. Subject to Valneva’s right to control the defense of any Infringement Claim under Section 6.2.8 (even where LimmaTech is the Indemnifying Party), the Indemnifying Party will have the right, exercisable by notice to the Indemnified Party within [***] after receipt of notice from the Indemnified Party of the commencement of or assertion of any Third Party Claim, to assume direction and control of the defense, litigation, settlement, appeal or other disposition of the Third Party Claim (including the right to settle the claim solely for monetary consideration) with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party; provided that (a) the Indemnifying Party has sufficient financial resources, in the reasonable judgment of the Indemnified Party, to satisfy the amount of any adverse monetary judgment that is sought, (b) the Third Party Claim seeks solely monetary damages and (c) the Indemnifying Party expressly agrees in writing that as between the Indemnifying Party and the Indemnified Party, the Indemnifying Party will be solely obligated to satisfy and discharge the Third Party Claim in full (the conditions set forth in clauses (a), (b) and (c) above are collectively referred to as the “Litigation Conditions”). Within [***] after the Indemnifying Party has given notice to the Indemnified Party of its

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exercise of its right to defend a Third Party Claim, the Indemnified Party will give notice to the Indemnifying Party of any objection thereto based upon the Litigation Conditions. If the Indemnified Party reasonably so objects, the Indemnified Party will continue to defend the Third Party Claim, at the expense of the Indemnifying Party, until such time as such objection is withdrawn. If no such notice is given, or if any such objection is withdrawn, the Indemnifying Party will be entitled, at its sole cost and expense, to assume direction and control of such defense, with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party. During such time as the Indemnifying Party is controlling the defense of such Third Party Claim, the Indemnified Party will cooperate, and will cause its Affiliates and agents to cooperate upon request of the Indemnifying Party, in the defense or prosecution of the Third Party Claim, including by furnishing such records, information and testimony and attending such conferences, discovery proceedings, hearings, trials or appeals as may reasonably be requested by the Indemnifying Party. In the event that (i) LimmaTech is the Indemnifying Party but Valneva exercises its right to control the defense of an Infringement Claim pursuant to Section 6.2.8, (ii) the Indemnifying Party does not satisfy the Litigation Conditions or (iii) the Indemnifying Party does not notify the Indemnified Party of its intent to defend any Third Party Claim within ten (10) Business Days after notice thereof, the Indemnified Party may (without further notice to the Indemnifying Party) undertake the defense thereof with counsel of its choice and at the Indemnifying Party’s expense (including reasonable, out-of-pocket attorneys’ fees and costs and expenses of enforcement or defense). The Indemnifying Party or the Indemnified Party, as the case may be, will have the right to join in (including the right to conduct discovery, interview and examine witnesses and participate in all settlement conferences), but not control, at its own expense, the defense of any Third Party Claim that the other party is defending as provided in this Agreement.
10.4.3.Settlement. The Indemnifying Party will not, without the prior written consent of the Indemnified Party, enter into any compromise or settlement that commits the Indemnified Party to take, or to forbear to take, any action. The Indemnified Party will have the sole and exclusive right to settle any Third Party Claim, on such terms and conditions as it deems reasonably appropriate, to the extent such Third Party Claim involves equitable or other non-monetary relief, but will not have the right to settle such Third Party Claim to the extent such Third Party Claim involves monetary damages without the prior written consent of the Indemnifying Party. Each of the Indemnifying Party and the Indemnified Party will not make any admission of liability in respect of any Third Party Claim without the prior written consent of the other party, and the Indemnified Party will use reasonable efforts to mitigate Liabilities arising from such Third Party Claim.
10.4.4.Insurance. Each Party further agrees to obtain and maintain, during the Term, commercial general liability insurance, including products liability insurance and information privacy and security liability insurance, with “A”-rated insurance carriers to cover its liability and indemnification obligations under this Agreement, in each case with limits of not less than [***] combined single limit coverage and [***] in global cyber insurance, and other insurance as is reasonable and customary for similar companies, all of which may be satisfied through a combination of primary and excess insurances. Terms of this policy may be reviewed by the

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other Party upon its request. If any such coverage is issued on a “claims made” basis, Valneva shall take out and maintain at its own expense, tail insurance on such coverage beginning on the date the relevant insurance obligation ends and ending not less than [***] thereafter. All deductibles and retentions will be the responsibility of the named insured. Neither Party’s insurance will be construed to create a limit of liability with respect to its indemnification obligations under this Article 10. Such insurance certificate shall name both GSK and the Governors of the University of Alberta as additional insured as their respective interests may appear and shall include a certification that such insurance coverage includes contractual coverage for Valneva’s liability under the Agreement. Upon LimmaTech’s request, Valneva commits to provide LimmaTech with a certificate of insurance confirming conformity with this Section 10.4.4.

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10.4.5.Assignment. This Agreement may not be assigned or otherwise transferred by either Party without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that each of the Parties may, without such consent, but with prior notification, assign this Agreement and its rights and obligations hereunder to any of its Affiliates or in case of transfer or sale of all or substantially all of the portion of its business to which this Agreement relates or in the event of its merger or consolidation with a Third Party. Any permitted assignee will assume all obligations of its assignor under this Agreement in writing concurrent with the assignment. Any purported assignment in violation of this Section 11.1 will be void. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assignors under this Section 11.1.
10.4.6.Change of Control. The Parties will inform each other in writing promptly (and in any event within [***]) following the entering into of a definitive agreement with respect to a Change of Control of a Party.
10.4.7.Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of the Agreement.
10.4.8.Force Majeure. If the performance of any part of this Agreement by either Party, or any obligation under this Agreement, is prevented, restricted, interfered with or delayed by reason of any cause beyond the reasonable control, and which had not been foreseeable at the time of conclusion of this Agreement (“Force Majeure”), of the Party liable to perform, unless conclusive evidence to the contrary is provided, the Party so affected shall, upon giving written notice to the other Party, be excused from such performance to the extent of such prevention, restriction, interference or delay, provided that the affected Party shall use Commercially Reasonable Efforts to avoid or remove such causes of non-performance and shall continue performance with the utmost dispatch whenever such causes are removed. When such circumstances arise and persist for a period of at least [***], the Parties shall discuss what, if any, modification of the terms of this Agreement may be required in order to arrive at an equitable solution.
10.4.9.Interpretation. Except where the context expressly requires otherwise, (a) the use of any gender herein will be deemed to encompass references to either or both genders, and the use of the singular will be deemed to include the plural (and vice versa), (b) the words “include”, “includes” and “including” will be deemed to be followed by the phrase “without limitation”, (c) the word “will” will be construed to have the same meaning and effect as the word “shall”, (d) any definition of or reference to any agreement, instrument or other document herein will be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (e) any reference herein to any Person will be construed to include the Person’s successors and assigns, (f) the words “herein”, “hereof” and “hereunder”, and words of similar import, will be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (g) all references herein to Sections or Exhibits will be construed to refer to Sections or Exhibits of this Agreement, and references to this Agreement include all Exhibits hereto, (h) the word “notice” means notice in writing (whether or not specifically stated) and will include notices, consents, approvals and

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other written communications contemplated under this Agreement, (i) provisions that require that a Party, the Parties or any committee hereunder “agree,” “consent” or “approve” or the like will require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise (but excluding e-mail and instant messaging), (j) references to any specific law, rule or regulation, or article, section or other division thereof, will be deemed to include the then-current amendments thereto or any replacement or successor law, rule or regulation thereof, and (k) the term “or” will be interpreted in the inclusive sense commonly associated with the term “and/or”.
10.4.10.Notices. All notices which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by internationally-recognized overnight courier or sent by registered or certified mail, postage prepaid, addressed as follows:

a.if to LimmaTech, addressed to:
LimmaTech Biologics AG
Attention:    CEO
Address    [***]
with copy to: [***]
Grabenstrasse 3, CH-9852 Schlieren, Switzerland
b.If to Valneva, addressed to:
Valneva Austria GmbH
Attention:    CEO
Address:    [***]
with copy to: [***]
or to such other address(es) as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such notice shall be deemed to have been given: (a) when delivered if personally delivered on a Business Day (or if delivered or sent on a non-Business Day, then on the next Business Day); (b) on the Business Day after dispatch if sent by nationally-recognized overnight courier; or (c) on the fifth (5th) Business Day following the date of mailing, if sent by registered mail.
10.4.11.Amendment. No amendment, modification or supplement of any provision of this Agreement will be valid or effective unless made in writing and signed by a duly authorized officer of each Party.
10.4.12.Waiver. The failure by either Party hereto to assert any of its rights hereunder, including the right to terminate this Agreement due to a breach or default by the other Party hereto, shall not be deemed to constitute a waiver by that Party of its right thereafter to enforce each and every provision of this Agreement in accordance with its terms.

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10.4.13.Severability. If any provision of this Agreement is determined by any court or administrative tribunal of competent jurisdiction to be invalid or unenforceable, the Parties shall negotiate in good faith a replacement provision that is commercially equivalent, to the maximum extent permitted by Applicable Law, to such invalid or unenforceable provision. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement. Nor shall the invalidity or unenforceability of any provision of this Agreement in one country or jurisdiction affect the validity or enforceability of such provision in any other country or jurisdiction in which such provision would otherwise be valid or enforceable.
10.4.14.Descriptive Headings. The headings to the articles hereof are not a part of this Agreement but are merely for convenience to assist in locating and reading the articles hereof.
10.4.15.Global Trade Control Laws. The Parties acknowledge that certain activities covered by or performed under this Agreement may be subject to laws, regulations or orders regarding economic sanctions, import controls or export controls (“Global Trade Control Laws”). Each of the Parties will perform all activities under this Agreement in compliance with all applicable Global Trade Control Laws. Furthermore, with respect to the activities performed under this Agreement, each of the Parties represents, warrants and covenants that:
10.4.1.Each Party will not, for activities under this Agreement, (i) engage in any such activities in a Restricted Market; (ii) involve individuals ordinarily resident in a Restricted Market; or (iii) include companies, organizations, or governmental entities from or located in a Restricted Market. “Restricted Market” for purposes of this Agreement means the Crimean Peninsula, Cuba, the Donbass Region, Iran, North Korea, Sudan, and Syria, or any other country or region sanctioned by the US or EU.
10.4.2.Each Party represents and warrants that it is not a Restricted Party and is not owned or controlled by a Restricted Party. With respect to activities performed under this Agreement, neither Party will engage or delegate to any Restricted Parties for any activities under this Agreement. Each Party will screen all relevant Third Parties involved by such Party in the activities under this Agreement under the relevant Restricted Party Lists. “Restricted Parties” for purposes of this Agreement means any individual or entity on any of the following “Restricted Party Lists”: the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals List and the Sectoral Sanctions Identifications List of the U.S. Treasury Department’s Office of Foreign Assets Control; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List of the U.S. Department of Commerce; entities subject to restrictive measures and the Consolidated List of Persons, Groups and Entities Subject to E.U.
Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy; the List of Excluded Individuals / Entities published by the U.S. Health and Human Services’ Office of Inspector General; any lists of prohibited or debarred parties established under the U.S. Federal Food Drug and Cosmetic Act; the list of parties suspended or debarred from contracting with the U.S. government; and similar lists of restricted parties maintained by the Governmental Authorities of the countries that have jurisdiction over the activities conducted under this Agreement.

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10.4.3.Neither Party will knowingly transfer to the other Party any goods, software, technology or services that are (i) controlled under the U.S. International Traffic in Arms Regulations or at a level other than EAR99 under the U.S. Export Administration Regulations; or (ii) specifically identified as an E.U. Dual Use Item or on an applicable export control list of another country.
10.5.Anti Bribery and Anti-Corruption
10.5.1.Anti Bribery and Anti-Corruption. Both Parties shall comply fully at all times with the Applicable Law, including applicable anti-corruption laws. Each Party shall be entitled to terminate this Agreement for cause in accordance with Sections 9.2 and 9.3.2 (as applicable), if the other Party fails to perform its obligations under this Section.
10.5.2.Ethical Standards and Human Rights. Each Party warrants that in relation to the activities to be performed under this Agreement, (i) it does not employ, engage or otherwise use any child labor in circumstances such that the activities performed by any such child labor could reasonably be foreseen to cause either physical or emotional impairment to the development of such child; (ii) it does not use forced labor in any form (prison, indentured, bonded or otherwise) and its employees are not required to lodge papers or deposits on starting work; (iii) it provides a safe and healthy workplace, presenting no immediate hazards to its employees. Any housing provided by a Party to its employees is safe for habitation. Each Party provides access to clean water, food, and emergency healthcare to the employees in the event of accidents or incidents at the Party’s workplace; (iv) it does not discriminate against any employees on any ground (including race, religion, disability or gender); (v) it does not engage in or support the use of corporal punishment, mental, physical, sexual or verbal abuse and does not use cruel or abusive disciplinary practices in the workplace; (vi) it pays each employee at least the minimum wage under Appliable Laws, and provides each employee with all legally mandated benefits; (vii) complies with the laws on working hours and employment rights in the countries in which it operates; and (viii) is respectful of its employees’ right to join and form independent trade unions and freedom of association.
10.5.3.Ethical Care of Animals. To the extent applicable, each Party shall comply with the Applicable Law for the care, welfare, and ethical treatment of animals. In conducting any research involving the use of animals, the Parties shall comply with the “3R Principles”, i.e., reducing the number of animals used, replacing animals with non-animal methods whenever possible and refining the research techniques used. Each Party shall comply, as a minimum, with the following core principles regarding the care, welfare and ethical treatment of animals: (i) ensure access to species appropriate food and water; (ii) ensure access to species specific housing, including species appropriate temperature and humidity levels; (iii) ensure access to veterinary care; (iv) ensure ability to demonstrate species specific behavior; (iv) ensure that the study design is reviewed by institutional ethical review panel; (v) commit to minimizing pain and distress during in vivo studies; and (vi) appropriately train the staff which will work with animals. A Party may, at its own costs and expenses, conduct reasonable inspections of the facilities of the other Party on reasonable notice to confirm adherence to the above principles and guidelines. To the extent that any material deficiencies are identified as the result of such

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inspection, the respective Party shall take reasonable and practical corrective measures to remedy any such material deficiencies.
10.6.Dispute Resolution.
10.6.1.Escalation. Unless otherwise set forth in this Agreement, in the event of any dispute arising out of or in connection with this Agreement, including any alleged breach under this Agreement or any dispute relating to the validity, performance, construction or interpretation of this Agreement, the Parties shall refer such dispute to their respective CEO (or its C-level delegate), who shall meet in person or via video conference within [***] to attempt to resolve such matter in good faith. If the CEOs (or their C-level delegates) fail to reach agreement as to such matter for a period in excess of [***] from their initial meeting, either Party may submit the dispute to arbitration in accordance with Section 11.13.3 below.
10.6.2.Governing Law. This Agreement is governed by and construed in accordance with, and all disputes arising under or in connection with this Agreement shall be resolved in accordance with, laws of Belgium, without regard to conflict of law principles thereof.
10.6.3.Arbitration. Any dispute arising out of or in connection with this Agreement, including any issue relating to the validity, performance, construction or interpretation of this Agreement, which cannot be resolved amicably between the Parties after following the procedure set forth in Section 11.13.1 shall be submitted to and settled by arbitration in accordance with the arbitration rules of the World Intellectual Property Organization (“WIPO”) in effect on the date of the commencement of the arbitration proceedings. The existence, nature and details of any such dispute and all communications between the Parties related thereto, shall be considered Confidential Information of the Parties and shall be treated in accordance with the terms of Article 7 above. Any Confidential Information may be disclosed by either Party to counsel, experts or other advisors on the arbitration under obligations of confidentiality. The decision of the arbitrators shall be final and binding upon the Parties. The location of arbitration will be Brussels, Belgium. The arbitration will be heard and determined by three (3) arbitrators, with one arbitrator being appointed by each Party and the third arbitrator being appointed by the WIPO. The language of the arbitration proceeding will be English. Notwithstanding the provisions of this Section 11.13, each Party shall have the right to seek interim injunctive relief in any court of competent jurisdiction as such Party deems necessary to preserve its rights and to protect its interests.
10.6.4.Expert Determination. When the Agreement provides for Expert Determination if the Parties fail to agree on a specific matter, after having followed the escalation process in Section 11.13.1, the following procedure shall be carried out: Either Party may submit such failure to agree for final resolution to expert determination, to be held in English, in accordance with the Expert Determination Rules of the WIPO and as further specified in this Section 11.13.4 (“Expert Determination”). For clarity, such failure to agree shall not be brought before arbitration under Section 11.13.3. Within [***] following a Party’s receipt of notice from the other Party that it wants to move to Expert Determination, the Parties shall meet and shall attempt to agree on one (1) independent Third Party expert with at least ten (10) years of

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experience in the licensing, development and commercialization of pharmaceutical vaccines or other pharmaceutical products. If the Parties cannot agree on such expert within such time period, then the expert will be appointed by the WIPO Arbitration and Mediation Center after consultation with the Parties. Within [***] of the expert’s appointment, the Parties will provide the expert with a copy of the Agreement (including the Exhibits annexed thereto) and will arrange a meeting in order to (a) inform the expert of the Expert Determination terms set forth below and (b) agree on timelines for the Expert Determination:
(i)Each Party will provide the expert with a complete, written proposal of such Party’s solution of the matter on which the Parties have failed to agree, along with any documentary or other evidence it wishes to provide in support for such proposal;
(ii)Each Party will share its proposal with the other Party, who can then comment on such proposal;
(iii)If deemed necessary, the expert will organize a meeting with both Parties (but never with one Party without the other) to inform the expert’s determination and to perform independent research and analysis. Insofar as possible, the timeline for (i) to (iii) shall not be longer than [***].
(iv)The expert will select one of the Parties’ proposals without modification, as far as possible no later than the expiry of the [***] period referred to above. The expert will choose such proposal which the expert believes is most consistent with the intent of the Parties when this Agreement was entered into provided the expert may not alter the terms of this Agreement. The expert will deliver his or her decision regarding the disputed matter in writing, which decision will be binding and conclusive upon both Parties as if the applicable payments and royalty rates had been specified in this Agreement. The Party whose proposal is not selected by the expert is responsible for any reasonable and predetermined fees of the expert, customary in the industry, and the costs and expenses of the Expert Determination.
10.6.5.Entire Agreement. This Agreement, together with all Exhibits attached hereto, constitutes the entire agreement between the Parties regarding the subject matter hereof, and supersedes all prior agreements, understandings and communications between the Parties, with respect to the subject matter hereof. No modification or amendment of this Agreement shall be binding upon the Parties unless in writing and executed by the duly authorized representative of each of the Parties; this shall also apply to any change of this.
10.6.6.Independent Contractors. The Parties are independent contractors and this Agreement shall not constitute or give rise to an employer-employee, agency, partnership or joint venture relationship among the Parties and each Party's performance hereunder is that of a separate, independent entity.
10.6.7.Counterparts. This Agreement may be executed in any number of counterparts, by original or electronic (including "pdf") signature, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

EXECUTION COPY
10.6.8.No Third Party Rights or Obligations. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Third Party which shall be a Third-Party beneficiary to this Agreement.
10.6.9.Electronic Signatures. The Parties agree that electronic signatures, within the meaning of the European “Electronic identification and trust services” regulation, known as the “eIDAS regulation” of 1 July 2016, have the same legal value and evidentiary force as original handwritten signatures, and that in the event of a dispute or claim arising out of this Agreement, each of the Parties hereby waives the right to assert any defense and/or waiver based on the signature of this Agreement by electronic signature.
Each electronically signed copy of this Agreement shall also be admissible in evidence and shall be fully binding on each Party that signed it.
After electronic signature of this Agreement by all the Parties, it is understood that the certificate of realization of the electronic signatures is transmitted by the Party initiating the electronic signature circuit \to all the other Parties.
(Signature page follows.)

IN WITNESS WHEREOF, authorized Representatives of the Parties have duly executed this Agreement to be effective as of the Effective Date.
VALNEVA AUSTRIA GMBH    LIMMATECH Biologics AG
Date: 31-07-2024                        Date: 31-07-2024

Name:    [***]                        Name: [***]

Title:     [***]                        Title: [***]

EXHIBIT 1.21
Shigella Development Budget

[***]

EXHIBIT 1.26
Development Plan

[***]

EXHIBIT 1.49
Licensed Know-How
[***]

EXHIBIT 1.54

LIMMATECH MATERIALS

[***]

EXHIBIT 1.55
LimmaTech Patent Rights
[***]

EXHIBIT 1.58
LimmaTech Third Party Agreements
[***]

EXHIBIT 2.3.2 Part A
[***] GLOBAL HEALTH PARTNER(S)
ON THE EFFECTIVE DATE
[***]

EXHIBIT 2.3.2 Part B
MINIMUM TERMS AND CONDITIONS REASONABLE AND NECESSARY TO BE
INCLUDED IN THE GLOBAL HEALTH LICENSE
relating to the Development, Manufacture and Commercialization of the Licensed Product in
the LMIC Territory
[***]

EXHIBIT 3.6.1
Payments to Third Party Licensors for the LMIC Territory
[***]

EXHIBIT 4.2.2
Current Subcontractors of LimmaTech
[***]

EXHIBIT 7.5.1
Draft Joint Press Release
Draft (v7)

Valneva and LimmaTech Enter into a Strategic Partnership to Accelerate the Development of the World’s Most Clinically Advanced Tetraval ent Shigella Vaccine Candidate
■Valneva obtains exclusive worldwide license for LimmaTech’s S4V Shigella vaccine candidate and adds an attractive Phase 2 clinical asset to Valneva's R&D pipeline
■LimmaTech to receive upfront payment, is eligible for future milestone and royalty payments, and will collaborate on S4V clinical development through Phase 2
■Valneva will host a live webcast on this announcement at 3 p.m. CEST/9 a.m. EDT today. Please refer to this link: https://edge.media-server.com/mmc/p/ck932u2n
Saint-Herblain, (France) and Schlieren (Zurich), August XX, 2024 - Valneva SE (Nasdaq: VALN; Euronext Paris: VIA), a specialty vaccine company and LimmaTech Biologics AG. a clinical-stage biotech company developing vaccines for the prevention of life-threatening diseases, today announced that the companies have entered into a strategic partnership and exclusive licensing agreement for the development, manufacturing and commercialization of Sh gella4V (S4V), a tetravelant bioconjugate vaccine candidate against shigellosis.
Shigellosis, caused by Shigella bacteria, is the second leading cause of fetal diarrheal disease worldwide. It is estimated that up to 165 million cases of disease and an estimated 600,000 deaths ate attributed to Shigella each year, particularly among children in Low- and Midde-lncome Countries (LMICs). No approved Shigella vaccine is currently available and the development of Shigella vaccines has been identified as a priority by the World Health Organization (WHO). Shigellosis also affects international travelers from high-income countries and deployed military personnel in endemic regions. The global market for a vaccine against Shigella is estimated to exceed $500 million annually.
Under the terms of the agreement with Valneva, LimmaTech will receive an upfront payment of €10 million and be eligible to receive additional regulatory, development and sales-based milestone payments as well as low double-digit royalties on sales. LimmaTech will be responsible for conducting a Phase 2 Controlled Human Infection Model (CHIM) and a Phase 2 pediatric study in LMIC=. Both clinical trials are expected to begin in the second half of 2024. Vanneva will assume assume all further development, including CMC (chemistry, manufacturing and controls) and regulatory activities and be responsible for its commercialization worldwide if approved.
Thomas Lingelbach, Chief Executive Officer of Valneva, commented, “We are very pleased to partner with LimmaTech to advance a promising program in an area of high unmet medical need. The Shigella vaccine candidate enables a potential first-in-class vaccine solution for both LMICs and travelers and, as such, represents a potentially highly synergistic product for Valneva. The anticipated development path follows a staggered and risk-mitigated strategy, and hence allows an efficient capital allocation in line with our communicated plan of having a new R&D program in Phase 3 by 2027.”
Dr. Franz-Werner Haas, Chief Executive Officer of LimmaTech, said, “Having developed the S4V Shigella vaccine candidate from its early discovery phase to the promising clinical data we achieved to date, we are excited to accelerate the program with our partnership with Valneva. Their proven expertise in late-stage development and commercialization of vaccines will expedite potential market approval and bring a Shigella vaccine to people in need. This agreement underscores our capabilities to leverage LimmaTech’s proficiency in vaccine development with the best path to develop programs rapidly. We continue to expand our pipeline of vaccine candidates to combat microbial-based infectious diseases, providing protection against antimicrobial resistance, a dramatically increasing global health threat.”
LimmaTech initiated the tetravalent Shigella vaccine candidate and continued to lead its development as part of its ongoing collaboration with GSK, and later in-licensed the vaccine candidate from GSK. In February 2024, LimmaTech reported positive interim Phase 1/2 data for the S4V vaccine candidate,  including a favorable safety and tolerability profile as well as robust data on immunogenicity against the four most common pathogenic Shigella serotypes, S. flexneri 2a, 3a, 6, and S. sonnei. The results of the completed Phase 1/2 study confirmed the interim data.

About Shigellosis
Shigellosis is a global health threat caused by the Gram-negative Shigella bacteria. It is estimated that up to 165 million infections are due to Shigella of which 62.3 million occur in children younger than five years. Diarrheal infection is one of the major causes of morbidity and mortality in numerous countries as well as in travelers and deployed military personnel in endemic regions. There are an estimated 600,000 deaths attributed to Shigella each year and it is the second leading cause for diarrheal deaths. The standard treatment for shigellosis is oral rehydration and antibiotic therapy, however, the bacteria have acquired resistance to many antibiotics with numerous reports of outbreaks of multidrug-resistant strains, making treatment extremely difficult. Currently, no licensed Shigella vaccine is available.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first and only chikungunya vaccine, as well as certain third-party vaccines.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.
About LimmaTech Biologics AG
LimmaTech Biologics is at the forefront of combating the global antimicrobial resistance epidemic based on its unparalleled track record in vaccine technology and clinical candidate development. The company is leveraging its proprietary self-adjuvanting and multi-antigen vaccine platform alongside additional disease-specific vaccine approaches to prevent increasingly untreatable microbial infections. With decades of expertise and an expanding, robust pipeline, the LimmaTech team is dedicated to generating protective solutions to deliver transformative value worldwide. LimmaTech Biologics is backed by specialist healthcare investors, including Adjuvant Capital, AXA IM Alts, Novo Holdings REPAIR Impact Fund, and Tenmile.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

For LimmaTech
LimmaTech Biologics AG
Franz-Werner Haas, CEO
E-mail: media@lmtbio.com

For media enquiries
Trophic Communications
Sara Ortiz or Jacob Verghese
Phone: +49 151 7441 6179
E-mail: limmatech@trophic.eu

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to business partnerships, the progress, timing, results and completiori of research, development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,’ ’should," “may." ’expects,' "anticipates,' ’believes.' ‘intends," ’estimates,’ ’aims ' ‘targets.' or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of 1he global and European financing env'ronment, and 1he ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of nevi information future events or otherwise

EXHIBIT 8.8.1
Additional Non-financial Obligations and Covenants
under LimmaTech Third Party Agreements
[***]